FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2023
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - September 2023 Financial Report	3

Financial Report

2023 | January - September

santander.com

Santander

January - September	2023

This report was approved by the board of directors on 24 October 2023, following a favourable report from the audit committee. Important information regarding this report can be found on pages 90 and 91.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Sep-23	Jun-23%		Sep-23	Sep-22%		Dec-22
Total assets	1,816,844	1,780,493	2.0	1,816,844	1,815,792	0.1	1,734,659
Loans and advances to customers	1,039,172	1,045,044	(0.6)	1,039,172	1,067,466	(2.7)	1,036,004
Customer deposits	1,034,885	1,013,778	2.1	1,034,885	993,065	4.2	1,009,722
Total funds	1,288,547	1,255,783	2.6	1,288,547	1,225,813	5.1	1,239,981
Total equity	102,897	102,044	0.8	102,897	99,312	3.6	97,585
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q3'23	Q2'23%		9M'23	9M'22%		2022
Net interest income	11,219	10,524	6.6	32,139	28,460	12.9	38,619
Total income	14,861	14,088	5.5	42,871	38,594	11.1	52,117
Net operating income	8,379	7,754	8.1	23,910	20,999	13.9	28,214
Profit before tax	4,447	4,258	4.4	12,537	11,761	6.6	15,250
Profit attributable to the parent	2,902	2,670	8.7	8,143	7,316	11.3	9,605
Changes in constant euros:
Q3'23 / Q2'23: NII: +9.3%; Total income: +7.0%; Net operating income: +9.3%; Profit before tax: +5.6%; Attributable profit: +10.7%.
9M'23 / 9M'22: NII: +15.7%; Total income: +12.8%; Net operating income: +14.8%; Profit before tax: +7.5%; Attributable profit: +12.6%.

EPS, PROFITABILITY AND EFFICIENCY (%)	Q3'23	Q2'23%		9M'23	9M'22%		2022
EPS (euros)	0.17	0.16	8.5	0.48	0.41	17.3	0.54
RoE	12.28	11.56		11.75	10.86		10.67
RoTE	15.49	14.61		14.83	13.57		13.37
RoA	0.71	0.67		0.68	0.64		0.63
RoRWA	2.02	1.90		1.93	1.82		1.77
Efficiency ratio	43.6	44.3		44.0	45.5		45.8

UNDERLYING INCOME STATEMENT [1] (EUR million)	Q3'23	Q2'23%		9M'23	9M'22%		2022
Net interest income	11,219	10,735	4.5	32,139	28,460	12.9	38,619
Total income	14,861	14,299	3.9	43,095	38,629	11.6	52,154
Net operating income	8,379	7,965	5.2	24,134	21,034	14.7	28,251
Profit before tax	4,447	4,234	5.0	12,776	11,761	8.6	15,250
Profit attributable to the parent	2,902	2,670	8.7	8,143	7,316	11.3	9,605
Changes in constant euros:
Q3'23 / Q2'23: NII: +7.1%; Total income: +5.4%; Net operating income: +6.4%; Profit before tax: +6.4%; Attributable profit: +10.7%.
9M'23 / 9M'22: NII: +15.7%; Total income: +13.4%; Net operating income: +15.9%; Profit before tax: +9.6%; Attributable profit: +12.6%.

SOLVENCY (%)	Sep-23	Jun-23	Sep-23	Sep-22	Dec-22
Fully-loaded CET1 ratio	12.3	12.2	12.3	12.1	12.0
Fully-loaded total capital ratio	16.2	15.9	16.2	16.0	15.8

CREDIT QUALITY (%)	Q3'23	Q2'23	9M'23	9M'22	2022
Cost of risk[2]	1.13	1.08	1.13	0.86	0.99
NPL ratio	3.13	3.07	3.13	3.08	3.08
NPL coverage ratio	68	68	68	70	68

January - September 2023	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

MARKET CAPITALIZATION AND SHARES	Sep-23	Jun-23%		Sep-23	Sep-22%		Dec-22
Shares (millions)	16,184	16,184	0.0	16,184	16,794	(3.6)	16,794
Share price (euros)	3.619	3.385	6.9	3.619	2.398	50.9	2.803
Market capitalization (EUR million)	58,562	54,783	6.9	58,562	40,265	45.4	47,066
Tangible book value per share (euros)	4.61	4.57		4.61	4.31		4.26
Price / Tangible book value per share (X)	0.79	0.74		0.79	0.56		0.66

CUSTOMERS (thousands)	Q3'23	Q2'23%		9M'23	9M'22%		2022
Total customers	166,250	163,756	1.5	166,250	156,820	6.0	159,844
Active customers	100,614	99,472	1.1	100,614	98,477	2.2	99,190
Loyal customers	28,470	27,948	1.9	28,470	26,824	6.1	27,456
Digital customers	53,568	52,517	2.0	53,568	50,452	6.2	51,471
Digital sales / Total sales (%)	56.7	56.0		55.8	55.5		55.1

OTHER DATA	Sep-23	Jun-23%		Sep-23	Sep-22%		Dec-22
Number of shareholders	3,703,401	3,802,161	(2.6)	3,703,401	3,928,568	(5.7)	3,915,388
Number of employees	212,219	212,409	(0.1)	212,219	203,376	4.3	206,462
Number of branches	8,652	8,823	(1.9)	8,652	9,134	(5.3)	9,019

1.	In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the “Alternative performance measures” section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2022 Annual Financial Report, published in the CNMV on 28 February 2023, our 20-F report for the year ending 31 December 2022 filed with the SEC in the United States on 1 March 2023 as well as the “Alternative performance measures” section of the appendix to this report.

2.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - September 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

01. Customer focus	02. Our scale	03. Diversification
Digital bank with branches	Local and global scale	Geographic and business diversification. Solid and diversified balance sheet

Transform our business and operating model through our global technology initiatives to build a digital bank with branches that provides access to financial services for our customers through several channels.	In-market scale in each of our core markets in volumes combined with our global scale support greater profitability and provide a competitive advantage over local peers.	Our well-balanced diversification between developing and mature markets, as well as between business and customer segments, delivers recurrent pre-provision profit with low volatility.

Top 3 NPS[1]	Top 3 in lending[2] in 9 of our markets	Contribution to Group profit[3]
in 5 markets

North America
21%
Europe
45%
25%
South America
9%
Digital Consumer Bank

SCIB

WM&I

PagoNxt

Cards & Digital Solutions

166 mn total customers
101 mn active customers

Our business model remains a source of great strength and resilience

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

1.NPS – internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H1'23.
2.Market share in lending as of June 2023 including only privately-owned banks. Digital Consumer Bank (DCB) refers to auto in Europe.
3. 9M'23 attributable profit by region. Operating areas excluding the Corporate Centre.

January - September 2023	5

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

Highlights of the period

PROFIT

Attributable profit

9M'22
9M'23

EUR 7,316 mn

EUR 8,143 mn

+11% in euros

+13% in constant euros

▶	In Q3 2023, attributable profit amounted to EUR 2,902 million, 9% more than in the previous quarter (+11% in constant euros) and 20% more than in Q3 2022 (+26% in constant euros).

▶
In 9M 2023, attributable profit was EUR 8,143 million, 11% higher than in the same period in 2022 (+13% in constant euros) and 14% and 16% higher respectively if we exclude the temporary levy on revenue obtained in Spain and DCB in Q1 2023.

▶	Sustained earnings per share growth, which rose 17% compared to 9M 2022 to EUR 47.9 cents, boosted by the share buybacks in the last 12 months.

VALUE CREATION

▶	Profitability improved in the quarter and year-on-year and RoTE reached 14.8%, compared to 13.6% in the same period of 2022, supported by double-digit revenue growth.

▶
The acceleration of structural changes towards a simpler and more integrated model through One Transformation, which we are expanding across the Group, is driving efficiency gains and profitable growth.

▶	The efficiency ratio was 44.0%, improving 1.5 pp compared to 9M 2022, driven mainly by Europe where it decreased 6.3 pp.

▶
In applying the shareholder remuneration policy for 2023, the board of directors approved an interim distribution against 2023 results, which will be made in two parts:
•A cash dividend of EUR 8.10 cents per share (pre-tax) against 2023 results, 39% higher than the equivalent in 2022, to be paid from 2 November 2023.
•A share buyback programme of up to EUR 1,310 million, which commenced on 28 September, once the applicable regulatory approval was obtained, as announced in the Inside Information disclosed on 27 September 2023.

▶	Together, the shareholder remuneration[2] against H1 2023 results was EUR 2,620 million, 34% higher than the equivalent in 2022. The amount is approximately 50% of the attributable profit in H1 2023[3].

▶
As of September 2023, TNAV per share was EUR 4.61. Including the last two cash dividends against 2023 results (EUR 5.95 cents paid in May and EUR 8.10 cents that will be paid in November), TNAV + dividend per share increased 10% year-on-year (+3% quarter-on-quarter).

1.Interim distribution.
2.Including the cash dividend and the share buyback programmes.
3.Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

6	January - September 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH

Customers: **166 million**

+9 million

Loans and advances to customers	Customer funds
-2%	+5%

Net interest income	Net fee income
+16%	+6%

Note: changes vs. September 2022 in constant euros.

▶	Total customers amounted to 166 million, 9 million more than in September 2022.

▶	Active customers reached 101 million, increasing more than 2 million in the last 12 months. We have 53.6 million digital customers, 6% increase year-on-year.

▶
Business volumes reflect the impact that the economic and interest rate environment are having on customer behaviour. Loans and advances to customers decreased 2% year-on-year. In constant euros, they also fell 2% as the increases in North America, South America and DCB were offset by the reduction in Europe (lower business demand and mortgage prepayments).
Customer funds rose 4% year-on-year in euros (+5% in constant euros), having increased EUR 32,800 million in the last quarter). Deposits increased both in individuals and SCIB, with a stable structure where approximately 75% are transactional[1].

▶
Positive sensitivity to higher interest rates, margin management and higher customer activity were reflected in the 13% rise in net interest income and the 4% increase in net fee income (+16% and +6%, respectively, in constant euros).

▶	Global businesses, PagoNxt and Auto accounted for 38% of total Group revenue and 42% of net fee income.

STRENGTH

▶
Credit quality remained robust, driven by the good performance in employment in most regions. The NPL ratio was 3.13%, +5 bps than September 2022. Total loan-loss reserves reached EUR 24,019 million, resulting in a total coverage ratio of impaired assets of 68%.

▶
The Group's cost of risk stood at 1.13% (1.08% in June 2023 and 0.86% in September 2022). The CoR in the UK (0.12%), DCB (0.60%) and Mexico (2.34%) were up from low levels, Poland was impacted year-on-year by CHF mortgages, it rose in the US (1.77%) due to normalization in the auto portfolio in line with expectations, while CoR in Brazil (4.67%) decreased in for the second consecutive quarter.

▶
The fully-loaded CET1 ratio ended the quarter at 12.3%.
In the quarter, there were 45 bps of gross organic generation and a 33 bp charge for a future cash dividend payment against the profit achieved in the third quarter of 2023 (in line with the 50% payout target2) and the impact of the first share buyback programme, while we invest in profitable growth opportunities. In addition, new lending had an RoRWA equivalent to an RoTE above 15%.

LIQUIDITY

▶ Solid liquidity position with regulatory ratios well above the 100% minimum requirement. The Group liquidity coverage ratio (LCR) in the third quarter increased slightly to 161%.

▶
The liquidity buffer, comprising high quality liquid assets (HQLAs), exceeded EUR 331 billion in September 2023, of which 97% were level 1. EUR 210 billion of the total liquidity buffer was in cash[4], equivalent to more than 20% of our deposit base.

1. Deposits from individuals and SMEs plus other operational corporate deposits.
2. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
3. Provisional data.
4. Cash, central banks reserves and deposit facility with central banks.

January - September 2023	7

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q3'23	Q2'23%		% excl. FX	9M'23	9M'22%		% excl. FX
Net interest income	11,219	10,524	6.6	9.3	32,139	28,460	12.9	15.7
Net fee income[1]	3,119	3,060	1.9	4.1	9,222	8,867	4.0	6.0
Gains or losses on financial assets and liabilities and exchange differences[2]	667	587	13.6	24.4	1,969	1,115	76.6	96.5
Dividend income	92	319	(71.2)	(71.3)	474	422	12.3	12.5
Share of results of entities accounted for using the equity method	166	170	(2.4)	(3.2)	462	501	(7.8)	(8.7)
Other operating income/expenses[3] (net)	(402)	(572)	(29.7)	3.2	(1,395)	(771)	80.9	237.4
Total income	14,861	14,088	5.5	7.0	42,871	38,594	11.1	12.8
Operating expenses	(6,482)	(6,334)	2.3	4.2	(18,961)	(17,595)	7.8	10.4
Administrative expenses	(5,683)	(5,517)	3.0	4.8	(16,556)	(15,360)	7.8	10.3
Staff costs	(3,477)	(3,358)	3.5	5.2	(10,080)	(9,125)	10.5	12.7
Other general administrative expenses	(2,206)	(2,159)	2.2	4.2	(6,476)	(6,235)	3.9	6.8
Depreciation and amortization	(799)	(817)	(2.2)	0.2	(2,405)	(2,235)	7.6	11.1
Provisions or reversal of provisions	(659)	(688)	(4.2)	(2.6)	(1,989)	(1,305)	52.4	62.4
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,240)	(2,936)	10.4	10.9	(9,477)	(7,836)	20.9	20.9
Impairment on other assets (net)	(37)	(70)	(47.1)	(31.0)	(129)	(86)	50.0	53.1
Gains or losses on non-financial assets and investments, net	3	251	(98.8)	(99.6)	280	2	—	—
Negative goodwill recognized in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	1	(53)	—	(101.9)	(58)	(13)	346.2	359.8
Profit or loss before tax from continuing operations	4,447	4,258	4.4	5.6	12,537	11,761	6.6	7.5
Tax expense or income from continuing operations	(1,271)	(1,314)	(3.3)	(3.5)	(3,552)	(3,538)	0.4	1.1
Profit from the period from continuing operations	3,176	2,944	7.9	9.7	8,985	8,223	9.3	10.3
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	3,176	2,944	7.9	9.7	8,985	8,223	9.3	10.3
Profit attributable to non-controlling interests	(274)	(274)	—	0.1	(842)	(907)	(7.2)	(8.4)
Profit attributable to the parent	2,902	2,670	8.7	10.7	8,143	7,316	11.3	12.6

EPS (euros)	0.17	0.16	8.5		0.48	0.41	17.3
Diluted EPS (euros)	0.17	0.16	8.4		0.48	0.41	17.1

Memorandum items:
Average total assets	1,784,465	1,766,099	1.0		1,764,293	1,702,210	3.6
Average stockholders' equity	94,527	92,383	2.3		92,421	89,854	2.9

NOTE: The summarized income statement groups some lines of the consolidated income statement on page 88 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from assets under insurance and reinsurance contracts’; and ‘Expenses from liabilities under insurance and reinsurance contracts’.

8	January - September 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit		Performance
Record profit for the first nine months of a year, after another quarter of strong growth		Trends seen during the year continued: revenue growth, improved efficiency and controlled cost of risk
Attributable profit		Total income	Costs	Provisions
EUR 8,143 mn	+11% in euros	+12%	+8%	+21%	in euros
	+13% in constant euros	+13%	+10%	+21%	in constant euros
Efficiency		Profitability
The Group's efficiency ratio improved driven by Europe		Profitability continued to improve
Group	Europe	RoTE		RoRWA
44.0%	41.1%	14.8%		1.93%
-1.5 pp	-6.3 pp	+1.3 pp		+0.11 pp
Changes vs. 9M 2022.

Results performance compared to 9M 2022
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management of the country units. For the Group, exchange rates had a negative impact of 2 pp in revenue and 3 pp in costs.
Total income
Total income amounted to EUR 42,871 million, up 11% compared to 9M 2022. In constant euros, total income increased 13%. Net interest income and net fee income accounted for 96% of total income. By line:
•Net interest income amounted to EUR 32,139 million, 13% higher than 9M 2022. Stripping out the exchange rate impact, growth was 16%, mainly due to greater volumes in some countries, higher interest rates and margin management.
By region and in constant euros, of note was the net interest income growth across Europe (+32%), due to the strong positive sensitivity to interest rate rises in our balance sheet in euros. By country: +56% in Spain, +9% in the UK, +97% in Portugal and +29% in Poland.
NII increased 3% in North America, driven mainly by Mexico (+13%) while it decreased 3% in the US.

Net interest income
EUR million
constant euros
Total income rose 8% in South America, supported by growth in all its lines, although net interest income was still affected by the negative sensitivity to the rate rises in Brazil and Chile.
NII increased 5% in DCB, as higher volumes offset the initial negative impact from higher interest rates, and the Corporate Centre recorded lower losses due to higher remuneration of the liquidity buffer.
•Net fee income increased 4% compared to 9M 2022, reaching EUR 9,222 million. In constant euros, it was 6% higher.
By region, net fee income rose 7% in North America and 18% in South America. It decreased 3% in Europe due to lower credit volumes and commercial campaigns.
Our scale and global businesses, together with our financing capabilities in auto and payments, generated greater activity for our country units and the Group, which was reflected in net fee income growth. These businesses represented 42% of the Group's total net fee income.
In Santander Corporate & Investment Banking (SCIB), net fee income increased 15%, with widespread growth across its core businesses.

Net fee income
EUR million
constant euros

January - September 2023	9

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Income statement
Net fee income from payments was also strong, increasing 12% in PagoNxt, with total payments volumes increasing 24% year-on-year.
In Wealth Management & Insurance (WM&I), total net fee income generated (including fees ceded to the commercial network) increased 1%, supported by Private Banking and the third consecutive quarter of growth in net sales in SAM, partially offset by a change in mix in AuMs.
In Auto, net fee income increased 5%, driven by the good performance in the US and Mexico partially offset by the regulatory change capping fees in Germany.
•Gains on financial transactions stood at EUR 1,969 million (EUR 1,115 million in the first nine months of 2022), driven mainly by customer activity in SCIB and lower losses in the Corporate Centre (driven by higher negative results from the FX hedge in 9M 2022).
•Dividend income was EUR 474 million (EUR 422 million in 9M 2022).
•The results of entities accounted for using the equity method also remained stable (EUR 462 million compared to EUR 501 million in 9M 2022).
•Other operating income recorded a loss of EUR 1,395 million (compared to a EUR 771 million loss in 9M 2022), owing to the hyperinflation adjustment in Argentina and lower leasing income in the US. This line was also affected by the EUR 224 million charge related to the temporary levy in Spain and DCB recorded in Q1 2023.
In summary, total income increased in all regions, DCB and global businesses. The Corporate Centre also increased, due to the higher liquidity buffer remuneration and the lower negative impact from the FX hedge.

Total income
EUR million
constant euros
Costs
Operating expenses amounted to EUR 18,961 million, 8% higher than 9M 2022 (+10% in constant euros), due to the increase in inflation. In real terms (excluding the impact of average inflation), costs decreased 0.5%.
Our cost management continued to focus on improving the efficiency ratio, and as a result, we remained among the most efficient banks in the world. The efficiency ratio stood at 44.0% at the end of 9M 2023, a 1.5 pp improvement on the first nine months of 2022 and 1.8 pp better than full-year 2022.
Our business transformation plan, One Transformation, continued to progress across our footprint, reflected in greater operating productivity and better business dynamics.
The cost trends by region and market in constant euros were as follows:
•In Europe, costs were up 7%. In real terms, they were flat, with falls in the UK (-4%), whereas costs in real terms increased in Spain and Poland (2% and 5%, respectively) and costs in Portugal remained stable. The region's efficiency ratio stood at 41.1%, improving 6.3 pp year-on-year.
•In North America, costs increased 8%. In real terms, they were up 2%, due to investments in digitalization and technology and other transformation initiatives underway. The efficiency ratio stood at 48.0%.
•In South America, costs rose 19%. In real terms, they were down 2%, despite the salary increases directly linked to inflation. The efficiency ratio was 39.1%, maintaining our position as a leader in the sector.
•Digital Consumer Bank's costs rose 8%, +1% in real terms, due to strategic transformational investments and business growth and impacted by the incorporation of MCE Bank Germany. The efficiency ratio stood at 48.3%.

Operating expenses
EUR million
constant euros

10	January - September 2023

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Income statement
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,989 million (EUR 1,305 million in 9M 2022) mainly driven by Poland, the US, Mexico and Brazil.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 9,477 million (EUR 7,836 million in 9M 2022).
This comparison was mainly affected by the provisions resulting from the charges in Poland for CHF mortgages, the increase in the US (due to normalization) and higher provisions recorded in Brazil, in line with credit portfolio growth.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 129 million, compared to an impairment of EUR 86 million in 9M 2022.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 280 million in 9M 2023 (gain of EUR 2 million in the same period of 2022).

Net loan-loss provisions
EUR million
constant euros
Negative goodwill recognized in results
No negative goodwill was recorded in the first nine months of 2023 or 2022.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 58 million loss in 9M 2023 (EUR 13 million loss in 9M 2022).
Profit before tax
Profit before tax was EUR 12,537 million in 9M 2023, +7% year-on-year and +8% in constant euros, affected by higher loan-loss provisions and impairments and the temporary levy. This partially offset the good top line performance (double-digit growth in total income minus costs).
Income tax
Total income tax was EUR 3,552 million (EUR 3,538 million in 9M 2022).
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 842 million, down 7% year-on-year (-8% in constant euros), due to South America and DCB.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 8,143 million in 9M 2023, compared to EUR 7,316 million in 9M 2022. These results do not fully reflect profit performance due to the temporary levy mentioned in other sections of the report.
RoTE stood at 14.8% (13.6% in 9M 2022), RoRWA at 1.93% (1.82% in 9M 2022) and earnings per share stood at EUR 0.48 (EUR 0.41 in 9M 2022).

January - September 2023	11

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Income statement
Underlying profit attributable to the parent
Profit attributable to the parent and underlying profit were the same in the first nine months of 2023 (EUR 8,143 million), as profit was not affected by results that fell outside the ordinary course of our business, but there was a reclassification of certain items under some headings of the underlying income statement to better understand the business trends. These items recorded are:
•The temporary levy on revenue in Spain in the first quarter of 2023, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
•Provisions to strengthen the balance sheet in Brazil in the first quarter of 2023, totalling EUR 235 million, net of tax and minority interests.
In the first nine months of 2022, profit attributable to the parent and underlying profit were also the same (EUR 7,316 million), as profit was not affected by results that fell outside the ordinary course of our business, but there was also a reclassification of certain items under some headings of the underlying income statement.
For more details, see the 'Alternative Performance Measures' section in the appendix of this report.
Attributable profit and underlying profit increased 11% in euros and 13% in constant euros compared to 9M 2022.
This growth was mainly boosted by solid revenue performance, which increased 12% in euros and 13% in constant euros compared to the first nine months of 2022, and the efficiency improvement, which stood at 44.0%.
Santander's net operating income was EUR 24,134 million, 15% higher year-on-year. In constant euros, it rose 16% as follows:
•In Europe, net operating income increased 38% with strong improvements in all markets, boosted by revenue growth (+23%) and efficiency gains.
•In North America, net operating income rose 3%. It decreased 8% in the US (mainly due to higher funding costs and an increase in expenses) and was up 20% in Mexico, owing to stronger net interest income and net fee income.
•In South America, net operating income decreased 1%, driven by further falls in net interest income in both Brazil and Chile. Net interest income increased strongly in Argentina and Uruguay.
•In Digital Consumer Bank, net operating income increased 5%. Revenue growth was driven net interest income and higher leasing income and gains on financial transactions. Costs rose due to strategic transformation investments and business growth, as already mentioned.
•In the Corporate Centre, net operating income increased EUR 503 million, driven by the improvement of net interest income (higher liquidity buffer remuneration) and gains on financial transactions (FX hedge costs in 2022).
Net loan-loss provisions continued with the normalization that began last year, rising 21% (+21% also in constant euros). This growth was reflected in an increase in the cost of risk to 1.13%, in line with the Group's target for the year.

Summarized underlying income statement
EUR million			Change				Change
	Q3'23	Q2'23%		% excl. FX	9M'23	9M'22%		% excl. FX
Net interest income	11,219	10,735	4.5	7.1	32,139	28,460	12.9	15.7
Net fee income	3,119	3,060	1.9	4.1	9,222	8,867	4.0	6.0
Gains (losses) on financial transactions [1]	667	587	13.6	24.4	1,969	1,115	76.6	96.5
Other operating income	(144)	(83)	73.5	695.2	(235)	187	—	—
Total income	14,861	14,299	3.9	5.4	43,095	38,629	11.6	13.4
Administrative expenses and amortizations	(6,482)	(6,334)	2.3	4.2	(18,961)	(17,595)	7.8	10.4
Net operating income	8,379	7,965	5.2	6.4	24,134	21,034	14.7	15.9
Net loan-loss provisions	(3,266)	(2,898)	12.7	12.8	(9,037)	(7,491)	20.6	20.8
Other gains (losses) and provisions	(666)	(833)	(20.0)	(16.4)	(2,321)	(1,782)	30.2	38.0
Profit before tax	4,447	4,234	5.0	6.4	12,776	11,761	8.6	9.6
Tax on profit	(1,271)	(1,264)	0.6	0.7	(3,765)	(3,538)	6.4	7.2
Profit from continuing operations	3,176	2,970	6.9	8.8	9,011	8,223	9.6	10.6
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,176	2,970	6.9	8.8	9,011	8,223	9.6	10.6
Non-controlling interests	(274)	(300)	(8.7)	(8.2)	(868)	(907)	(4.3)	(5.5)
Profit attributable to the parent	2,902	2,670	8.7	10.7	8,143	7,316	11.3	12.6
1. Includes exchange differences.

12	January - September 2023

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Income statement
Underlying results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent were the same (EUR 2,902 million) in Q3 2023, as profit was not affected by results outside the ordinary course of our business.
Profit increased 9% quarter-on-quarter. Profit in the second quarter included the EUR 205 million (net of tax) contribution to the Single Resolution Fund (SRF), which is usually recorded in the second quarter in Spain, Portugal, Digital Consumer Bank and the Corporate Centre and the banking tax in Portugal (EUR 38 million).
In constant euros, profit increased 11%. The performance of the main lines of the income statement was as follows:
•Total income rose in the quarter (+5%):
–Net interest income was up 7%, impacted by the positive sensitivity to higher interest rates in our balance sheet in the recent months, especially in Europe. NII rose 6% Europe, with increases in all countries, and 3% in North America, driven by Mexico. NII in South America increased 12%, backed by Brazil and Argentina.

Net operating income
EUR million
constant euros
–Net fee income rose 4%, mainly driven by the UK, Brazil and Argentina.
–In other income, gains on financial transactions increased, dividend earnings decreased and other operating income was impacted by the higher hyperinflation adjustment in Argentina.
•Operating expenses increased 4%, mainly due to Spain, Mexico and Argentina.
•Net loan-loss provisions increased in the quarter, particularly in North America, where normalization continued in the US.

Profit attributable to the parent
EUR million
constant euros

January - September 2023	13

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Sep-23	Sep-22	Absolute	%	Dec-22
Cash, cash balances at central banks and other demand deposits	217,057	246,533	(29,476)	(12.0)	223,073
Financial assets held for trading	201,226	179,775	21,451	11.9	156,118
Debt securities	55,987	37,655	18,332	48.7	41,403
Equity instruments	12,320	9,271	3,049	32.9	10,066
Loans and advances to customers	13,434	14,131	(697)	(4.9)	9,550
Loans and advances to central banks and credit institutions	49,340	35,480	13,860	39.1	28,097
Derivatives	70,145	83,238	(13,093)	(15.7)	67,002
Financial assets designated at fair value through profit or loss[1]	15,754	15,462	292	1.9	14,702
Loans and advances to customers	6,798	7,306	(508)	(7.0)	6,642
Loans and advances to central banks and credit institutions	621	618	3	0.5	673
Other (debt securities an equity instruments)	8,335	7,538	797	10.6	7,387
Financial assets at fair value through other comprehensive income	86,029	87,915	(1,886)	(2.1)	85,239
Debt securities	76,199	78,117	(1,918)	(2.5)	75,083
Equity instruments	1,796	2,030	(234)	(11.5)	1,941
Loans and advances to customers	7,737	7,768	(31)	(0.4)	8,215
Loans and advances to central banks and credit institutions	297	—	297	—	—
Financial assets measured at amortized cost	1,187,206	1,173,274	13,932	1.2	1,147,044
Debt securities	101,404	68,727	32,677	47.5	73,554
Loans and advances to customers	1,011,203	1,038,261	(27,058)	(2.6)	1,011,597
Loans and advances to central banks and credit institutions	74,599	66,286	8,313	12.5	61,893
Investments in subsidiaries, joint ventures and associates	7,819	7,805	14	0.2	7,615
Tangible assets	34,449	35,662	(1,213)	(3.4)	34,073
Intangible assets	19,635	18,789	846	4.5	18,645
Goodwill	14,072	14,138	(66)	(0.5)	13,741
Other intangible assets	5,563	4,651	912	19.6	4,904
Other assets[2]	47,669	50,577	(2,908)	(5.7)	48,150
Total assets	1,816,844	1,815,792	1,052	0.1	1,734,659

Liabilities and shareholders' equity
Financial liabilities held for trading	143,986	132,563	11,423	8.6	115,185
Customer deposits	21,745	12,451	9,294	74.6	12,226
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	32,193	18,792	13,401	71.3	15,553
Derivatives	64,708	82,505	(17,797)	(21.6)	64,891
Other	25,340	18,815	6,525	34.7	22,515
Financial liabilities designated at fair value through profit or loss	39,602	28,864	10,738	37.2	40,268
Customer deposits	30,854	20,259	10,595	52.3	31,143
Debt securities issued	5,618	5,442	176	3.2	5,427
Deposits by central banks and credit institutions	3,130	3,163	(33)	(1.0)	3,698
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,468,719	1,493,298	(24,579)	(1.6)	1,423,858
Customer deposits	982,286	960,355	21,931	2.3	966,353
Debt securities issued	295,650	279,591	16,059	5.7	274,912
Deposits by central banks and credit institutions	145,855	214,164	(68,309)	(31.9)	145,534
Other	44,928	39,188	5,740	14.6	37,059
Liabilities under insurance contracts	17,177	16,512	665	4.0	16,426
Provisions	8,369	8,341	28	0.3	8,149
Other liabilities[3]	36,094	36,902	(808)	(2.2)	33,188
Total liabilities	1,713,947	1,716,480	(2,533)	(0.1)	1,637,074
Shareholders' equity	128,718	123,340	5,378	4.4	124,732
Capital stock	8,092	8,397	(305)	(3.6)	8,397
Reserves (including treasury stock)[4]	113,794	108,606	5,188	4.8	107,709
Profit attributable to the Group	8,143	7,316	827	11.3	9,605
Less: dividends	(1,311)	(979)	(332)	33.9	(979)
Other comprehensive income	(34,522)	(32,316)	(2,206)	6.8	(35,628)
Minority interests	8,701	8,288	413	5.0	8,481
Total equity	102,897	99,312	3,585	3.6	97,585
Total liabilities and equity	1,816,844	1,815,792	1,052	0.1	1,734,659

NOTE: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 86 and 87 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under insurance or reinsurance contracts'; ‘Tax assets’; ‘Other assets’; and 'Non-current assets held for sale’.

3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; ‘Other liabilities’; and ‘Liabilities associated with non-current assets held for sale‘.

4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

14	January - September 2023

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Credit performance reflects the impact of the macroeconomic environment and rising interest rates on customer behaviour			Customer funds continued to grow year-on-year. Stable quarter with a recovery in wholesale volumes
Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
1,017		0.0% QoQ	1,160		+2.9% QoQ
EUR billion		-1.6% YoY	EUR billion		+5.2% YoY
è By segment:			è By product:
Year-on-year decline in corporate demand, while individuals remained stable			Deposits increased 4% year-on-year due to a sharp increase in time deposits driven by higher interest rates
Individuals	SMEs and corporates	CIB	Demand	Time	Mutual funds
+1%	-2%	-11%	-7%	+42%	+11%
Note: changes in constant euros.

Loans and advances to customers
Loans and advances to customers stood at EUR 1,039,172 million as at 30 September 2023, having decreased 0.6% in the quarter and risen 3% in the last 12 months.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repos (EUR 1,017,169 million). Additionally, to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the quarter, gross loans and advances to customers, excluding reverse repos, remained flat, as follows:
•1% decline in Europe with falls across all countries, except Poland, due to rising interest rates, higher prepayment volumes and lower loans in CIB.
•Loans in North America increased 1%, driven by Mexico (+3%), while they remained stable in the US.
•In South America, loans increased 2%, up 32% in Argentina,+2% in Chile, +1% in Brazil and +3% in Uruguay.
•Loans at Digital Consumer Bank (DCB) increased 3%, growing at Santander Consumer Finance (+3%) and Openbank (+2%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

-2%	[1][a]
Sep-23 / Sep-22

1. In constant EUR: -2%.
Compared to September 2022, gross loans and advances to customers (excluding reverse repos and in constant euros) declined 2%, as follows:
•In Europe, volumes decreased 7% due to falls in most countries: -10% in Spain and -7% in Portugal, mainly due to lower corporate loans and mortgage prepayments, and -5% in the UK, affected by the impact of high interest rates on the mortgage market. They increased 2% in Poland driven by corporates.
•Loans rose 4% in North America. In the US, they increased 4% propelled by CIB, Multifamily and auto financing, while Mexico was up 5% driven by the increase in loans to individuals.
•Growth in South America was 5%. In Argentina, loans rose 150% underpinned by CIB, cards, SMEs and corporates. In Brazil, they climbed 3% driven by the positive performance in individuals and SMEs. In Chile, they increased 2%, boosted by individuals and CIB and in Uruguay, they rose 9%.
•At DCB, volumes increased 9%, with generalized growth across countries. Openbank loans rose 13%.
As at September 2023, gross loans and advances to customers excluding reverse repos maintained a balanced structure between individuals (63%), SMEs and corporates (24%) and CIB (13%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. September 2023

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Balance sheet
Customer funds
Customer deposits amounted to EUR 1,035,885 million in September 2023, +2% compared to Q2'23 and +4% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,160,032 million in September 2023. The comments below do not include the exchange rate impact.
•In the quarter, customer funds increased EUR 32.8 billion in constant euros, as follows:
–By product, customer deposits excluding repos increased EUR 20.8 billion and mutual funds rose EUR 12.0 billion.
–By primary segment, customer funds grew in Europe, South America and DCB, increasing in all countries except Portugal. They declined in North America, due to the US, while they rose in Mexico.
•Compared to September 2022, customer funds were up 5% in constant euros:
–By product, customer deposits excluding repos were up 4%. There was a strong increase in time deposits (+42%), growing significantly across all markets (except in Portugal) to the detriment of demand deposits which fell 7% with declines in most countries, except in Mexico and Argentina. Mutual funds increased 11%, with broad-based growth across countries, except in the US.
–By region, customer funds increased 15% in South America (+136% in Argentina, +14% in Brazil and +2% in Chile), 8% in North America (+6% in the US and +12% in Mexico) and 1% in Europe driven by the increase in Poland (+12%) and Spain (+1%), which offset the fall in Portugal (-8%). Customer funds in the UK remained stable.
–Positive performance in DCB, whose funds increased 18%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 57%, while time deposits accounted for 25% of the total and mutual funds 18%.

Customer funds
EUR billion

+4%	[1][a]

+10%

+3%

•Total
• Mutual funds
•Deposits exc. repos

Sep-23 / Sep-22

1. In constant EUR: +5%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first nine months of 2023, the Group issued:
•Medium- and long-term senior debt placed in the market of EUR 16,027 million and covered bonds amounting to EUR 8,618 million (including the first ECA covered bond placed in the market).
•There were EUR 12,419 million of securitizations placed in the market.
•TLAC eligible instruments issued amounted to EUR 6,871 million (of which EUR 3,527 million was senior non-preferred and EUR 3,344 million was subordinated debt).
•Maturities of medium- and long-term debt totalled EUR 16,390 million.
The net loan-to-deposit ratio was 100% (108% in September 2022). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 125%, underscoring the comfortable funding structure. The liquidity coverage ratio (LCR) was an estimated 161% in June (158% in June 2023).
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch A- senior non-preferred debt, A senior long-term and F2/F1 senior short-term (confirmed in September); Moody's confirmed its A2 long-term and P-1 short-term ratings in July and maintained its stable outlook above the rating of the Kingdom of Spain; Standard & Poor's (S&P) A+ long-term rating and A-1 short-term rating; and DBRS A High and R-1 Medium short-term. DBRS and Fitch maintained their stable outlooks, above the sovereign's outlook, while S&P also maintained its outlook but in line with the sovereign.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
% operating areas. September 2023

16	January - September 2023

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio
Fully-loaded CET1 ratio exceeded 12% at the end of September	We continued to generate capital organically in the quarter, backed by profit
Fully-loaded CET1 performance (%)	Gross organic generation	+45 bps

	Shareholder remuneration[1]	33 bps
TNAV per share
TNAV per share was EUR 4.61, increasing 10% year-on-year including both cash dividends per share paid in November 2022 and May 2023[1].

At the end of September 2023, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 16.3% and the phased-in CET1 ratio at 12.3%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (estimated 13.5% for the total capital ratio and 9.3% for the CET1 ratio)2. This results in a distance to the maximum distributable amount (MDA) of 268 bps and a CET1 management buffer of 306 bps.
The total fully-loaded capital ratio stood at 16.2% and the fully-loaded CET1 ratio at 12.3%.
In the quarter, there were 45 bps of gross organic generation and a 33 bp charge for a future cash dividend payment, of which 12 bps correspond to a future cash dividend against profit achieved in the third quarter of 2023 (in line with our 50% payout target1) and 21 bps to the share buyback programme.
We remain focused on profitable growth, reflected in an average front book RoTE above 15% in the first nine months of the year.
There was a negative 13 bp impact, mainly from intangible assets, adjustments in the value of the available-for-sale portfolio and deferred tax asset. These impacts were partially offset by the positive effect of the UK internal models approval (+4 bps).
Lastly, the TNAV per share ended September 2023 at EUR 4.61. If we include the two cash dividends paid against 2023 results (EUR 5.95 cents paid in May and EUR 8.10 cents that will be paid in November), TNAV plus cash dividend per share increased 10% in the last twelve months (+3% in the quarter).
Lastly, the fully-loaded leverage ratio stood at 4.71%, and the phased-in at 4.74%.

Eligible capital. September 2023
EUR million
	Fully-loaded	Phased-in
CET1	77,193	77,658
Basic capital	86,125	86,591
Eligible capital	101,943	102,617
Risk-weighted assets	628,873	629,012

	%	%
CET1 capital ratio	12.3	12.3
Tier 1 capital ratio	13.7	13.8
Total capital ratio	16.2	16.3

Fully-loaded CET1 ratio performance
%
Note: The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.
1.The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.According to a recent resolution from Banco de España, our D-SIB buffer will increase from 1% to 1.25% from January 2024 following a change in methodology. Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. Santander currently applies a 1% CET1 surcharge, globally (G-SIB) and locally (D-SIB), as they are both set at 1%.

January - September 2023	17

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Solvency ratios

STRESS TEST
▶    In late July, the European Banking Authority (EBA) published the results of its 2023 EU-wide stress test, which involved the main banks from the EU.
This exercise assesses the resilience of these banks' main balance sheet and income statement items under two different macroeconomic scenarios (baseline and adverse).
To this end, the balance sheets at the end of 2022 were taken as a starting point and the expected behaviour of business models was compared in order to gauge the expected losses and the ability of the balance sheet to withstand such losses without requiring external support.
On this occasion, as with previous exercises, there was no minimum capital threshold to meet. Instead, results will be taken into account when determining the SREP requirements.
The baseline scenario assumes the most likely economic performance according to the models used by the supervisor. On the other hand, the very unlikely adverse scenario assumes a severe deterioration in both macroeconomic and global financial market conditions.
This year, the scenarios used to project the evolution of the Group's main businesses were as follows:

Gross Domestic Product (GDP)
Change (%)

	Spain		UK		US		Mexico		Brazil		Chile
	2023	2023-25	2023	2023-25	2023	2023-25	2023	2023-25	2023	2023-25	2023	2023-25
Baseline scenario	1.3	6.1	0.3	3.2	1.0	4.0	1.2	5.1	1.0	4.9	-1.0	3.3
Adverse scenario	-2.6	-5.4	-4.8	-8.5	-5.7	-4.5	-4.6	-6.8	-4.0	-5.5	-7.0	-7.9

Santander: resilience of our income statement was reflected in greater capital strength
In the last 15 years, the Group has been submitted to nine stress tests, in all of which it has demonstrated the strength of its business model and, consequently, that its solvency levels would be sufficient to face the most severe macroeconomic scenarios.
Our geographic and business diversification enables us to have more stable and non-interrelated sources of income, so that even if the macroeconomic situation were to deteriorate globally, we would be capable of generating profit for our shareholders and thereby ensure an adequate capital position in line with regulatory requirements.
According to the results obtained in this stress test, under the adverse scenario Santander would destroy 170 bps of fully loaded
CET1 capital compared to the peer average of 418 bps and to the average of European banking system of nearly 500 bps.
This implies that, in absolute terms, the Group at the end of the stressed horizon, would have a fully-loaded CET 1 ratio 30 bps better than the average of its European peers.
It is also worth noting that, even in the adverse scenario, the cumulative projections of the Group's income statement show a profit of EUR 6,582 million, well above its peers and system, on average they would include losses of EUR 3,129 million and EUR 1,404 million, respectively.

Fully loaded CET1 ratio 2025 vs. 2022
Adverse scenario. Basis points

Profit after tax (accumulated 3 years)
Adverse scenario. EUR million

Santander
6,582
P1
1,844
P2
1,173
P3
898
P4
-1,239
P5
-2,564
P6
-3,810
P7
-5,036
P8
-8,157
P9
-10,194
P10
-13,916
-3,129
-1,404

Peer average	System

18	January - September 2023

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators follow the trend of the previous quarter due to the macroeconomic environment, although in line with expected levels			Our risk profile remained stable. VaR remained at moderate levels despite the current macroeconomic uncertainties (inflation, growth, among others)
Cost of risk	NPL ratio	Coverage ratio	Average VaR
1.13%	3.13%	68%	Q3'23	EUR 11 million
+5 bps vs. Q2'23	+6 bps vs. Q2'23	0 pp vs. Q2'23
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements			Although losses recorded in the third quarter were lower than those of the previous quarter, our operational risk profile remained stable
Liquidity Coverage Ratio (LCR)
161%	+3 pp vs. Q2'23

During the third quarter, the macroeconomic environment remained marked by inflation, geopolitical tensions and the latest interest rate hikes by some central banks, while in some countries rates have stabilized or started to decline (Poland, Brazil and Chile).
In general terms, the recovery of the economy continued to be gradual while inflation began to respond to the monetary policies with a slowdown in price growth, though differently across countries.
Credit risk management1
In the third quarter 2023, credit impaired loans increased slightly compared to the previous quarter, to EUR 35,558 million, mainly due to increases in the portfolios of the UK and the US, offset by reductions in Brazil, Portugal and Spain. However, year-on-year, balances remained stable.
Total risk stood at EUR 1,135,383 million, in line with the same period in 2022 and the previous quarter, where the decreased in Europe was offset by the increases in South America and DCB.
The NPL ratio stood at 3.13%, in line with expectations given the current environment.
Loan-loss provisions amounted to EUR 3,266 million in the quarter. In the first nine months of the year, they amounted to EUR 9,037 million, +21% year-on-year, driven by the provisions made in the US (due to the normalization of delinquencies and losses), DCB (due to portfolio growth), Mexico (partly by the growth of the individual credit portfolio) and in Poland (related to CHF mortgages). The cost of risk stood at 1.13%, performing in line with our target.
Total loans-loss reserves reached EUR 24,019 million, flat compared to the previous quarter, maintaining the total coverage of credit impaired loans at 68%. In addition, 60% of the Group's portfolio is secured, and the mortgage portfolios in Spain and the UK, in particular, require lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions[2]		Cost of risk (%)[3]		NPL ratio (%)		Total coverage ratio (%)
	9M'23	Chg (%) / 9M'22	9M'23	Chg (bps) / 9M'22	9M'23	Chg (bps) / 9M'22	9M'23	Chg (p.p.) / 9M'22
Europe	1,951	11	0.44	8	2.32	(26)	51.1	1.4
North America	2,608	53	1.91	79	3.83	105	78.8	(23.9)
South America	3,841	7	3.30	19	5.71	17	78.0	(6.7)
Digital Consumer Bank	640	53	0.60	17	2.08	(11)	92.2	(3.4)
TOTAL GROUP	9,037	21	1.13	27	3.13	5	67.5	(2.2)

1. Changes in constant euros.
2.EUR million and % change in constant euros.
3.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
For more detailed information regarding the countries, please see the Alternative Performance Measures section.

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Risk management
The Group continuously monitors the government liquidity programs that were launched during the pandemic, where Spain constitutes the majority. 99% of the grace periods have expired, showing positive behaviour with no signs of deterioration.
The Group continues to closely follow the measures adopted by the governments of Spain, Portugal, Poland and the UK, aimed at providing mortgage payment relief for vulnerable customers following the increase in interest rates.
IFRS 9 stages evolution: the distribution of the portfolio remained stable in the quarter in percentage terms.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22
Stage 1	1,002	1,011	1,030	0.4%	0.4%	0.5%
Stage 2	77	75	70	7.0%	7.2%	7.7%
Stage 3	36	35	36	40.4%	41.0%	41.0%
1. Exposure subject to impairment. Additionally, in September 2023 there was EUR 20 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 18 billion in June 2023 and EUR 21 billion in September 2022).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q3'23	QoQ	YoY
Balance at beginning of period	34,949	1.5	2.0
Net additions	4,009	27.5	8.3
Increase in scope of consolidation	(14)	(68.9)	—
Exchange rate differences and other	(140)	—	—
Write-offs	(3,246)	6.0	13.6
Balance at period-end	35,558	1.7	(0.1)

Loan-loss allowances	24,019	0.5	(3.2)
For impaired assets	14,356	0.2	(1.7)
For other assets	9,663	0.9	(5.4)

Market risk
The risk associated with global corporate banking trading activity is focused on serving the needs of our customers. It is measured in terms of daily VaR at 99% and is mainly produced by possible interest rate movements.
In the third quarter, average VaR was EUR 11 million. Although uncertainty continues regarding the inflation performance and its final impact on economic growth, less volatility was observed in the markets than in the first half of 2023 (marked by several events, such as those related to some regional banks in the US and Europe, or the negotiation of the debt ceiling in the US). By market factor, VaR continued to be driven mainly by interest rate risk. These risk figures remain low compared to the size of the Group's balance sheet and activity.

Trading portfolios.[1] VaR by geographic region
EUR million
	2023		2022
Third quarter	Average	Last	Average

Total	10.9	11.7	14.6
Europe	8.2	9.4	14.1
North America	4.5	5.5	2.0
South America	7.2	7.5	7.7
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.[1] VaR by market factor
EUR million
Third quarter 2023	Min.	Avg.	Max.	Last
VaR total	7.8	10.9	14.0	11.7
Diversification effect	(10.9)	(15.7)	(24.0)	(14.6)
Interest rate VaR	9.6	12.6	16.4	12.6
Equity VaR	1.4	2.2	3.7	2.8
FX VaR	3.7	5.7	9.4	5.3
Credit spreads VaR	3.1	4.3	5.3	4.3
Commodities VaR	0.9	1.8	3.2	1.3
1.Activity performance in Santander Corporate & Investment Banking markets.
Note: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

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Risk management

Trading portfolios[1]. VaR performance
EUR million
1. Corporate & Investment Banking performance in financial markets.

Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the Group's CET1 ratio. In the quarter, hedging of currencies impacting this ratio remained close to 100%.
Structural interest rate risk: in the third quarter of the year, inflation continues at high levels according to the Central Banks objectives, although in a declining trend. Despite the end of Central Bank’s adjustment cycle regarding restrictive policies is considered to be near, the expectation is that interest rates could remain at high levels for a longer period. In this context, our structural debt portfolios performed negatively. However, the risk remained at comfortable levels during the period.
Liquidity risk: the Group maintained its comfortable liquidity risk position in the third quarter, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

Operational risk
Our operational risk profile remained stable in the third quarter of 2023. In terms of results, operational risk losses decreased compared to the previous quarter. The Group continuously monitors the evolution of specific legal cases, as well as external fraud, two of the main components of operational risk losses.
During this period the following aspects were closely monitored:
•IT risks arising from transformation plans related to business strategy and development of digital capabilities, as well as proactive management of obsolete technology and IT services provided by third parties, in order to ensure availability of services and operations.
•Regulatory compliance due to increasing regulatory requirements (such as ESG, operational resilience, data management regulations) as well as increasing supervisory activity.
•External fraud, mainly in online banking transactions (i.e. customer fraud) and in the loans admissions processes (i.e. identity theft).
•Financial Crime Compliance monitoring and compliance with international financial measures and sanctions, also including prevention programmes upgrades in certain subsidiaries.
•Cyber threats across the financial industry, focused on alerts derived from the war in Ukraine, strengthening the bank's monitoring and control environment mechanisms.
•Third party risk exposure, maintaining close oversight of critical providers, and focusing on their control environment including business continuity capabilities, supply chains, cyber risk management and compliance with service level agreements.

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General background

GENERAL BACKGROUND
Grupo Santander conducted its business in the third quarter of 2023 in an environment in which inflation is starting to respond to monetary policies. Some countries, mainly in Latin America, started to cut rates in the quarter while mature countries started to pause their rate hikes. All this in an environment of geopolitical tension. As a result, we expect the macroeconomic environment to slow down moderately, with slight rises in unemployment and with inflation declining but still resilient, so we could expect interest rates at contractionary levels for longer than initially expected.

Country	GDP Change[1]	Economic performance
Eurozone	+0.5%
The economy maintained its positive growth in Q2 2023, while the unemployment rate fell to a record low (6.4%). However, as the months progressed, business and consumer confidence began to soften, showing that economic growth was losing steam. Inflation declined (4.3% in September), although it remained far from the ECB's price stability target (2%), which continued to raise interest rates to 4% (deposit facility rate).

Spain	+2.2%
GDP grew faster than in the euro area supported by strong service exports and tourism. Employment growth started to slow down although the unemployment rate fell to 11.6% despite the increase in the labour force. September inflation increased (3.5%) driven by energy prices, but pressures on core inflation decreased.

United Kingdom	+0.6%
The economy performed better than expected and continued to show great resilience so far this year. Lower labour demand and the increase in the labour force is allowing more slack in the labour market (unemployment rate rose to 4.3% in July), reducing wage pressures and moderating inflation (6.7% in September) and underpins the pause in the Bank of England's interest rate hike cycle at current the 5.25%.

Portugal	+2.5%
Economic activity slowed. Household consumption weakened, affected by inflation (3.6% in September) and higher interest rates, despite the strength of the labour market (unemployment rate at 6.1% and wage growth at 6.7% in Q2 2023) and government support. Corporate demand for credit for investment declined. The slowdown is expected to continue in 2023.

Poland	-0.6%
Economic indicators point to a gradual improvement in activity driven by consumer demand, which will be supported by expansionary policies, the credit impulse and the growing dynamics of labour income and social benefits. The labour market remained solid (unemployment rate was at 5% in August) and inflation (8.2% in September) is expected to continue to decline in 2023, leading the National Bank of Poland to lower interest rates further (currently at 5.75%).

United States	+2.4%
The economic growth in Q2 2023 was above expectations, and indicators point to solid growth in Q3 2023, with strong private consumption. The labour market is slowly rebalancing and core inflation is falling back, but remains at high levels (4.1% in September) and the Fed has not ruled out further hikes, although it is possibly at or near terminal rates.

Mexico	+3.6%
The economy continued to surprise in Q2 2023 due to solid growth in investment, private consumption and employment. Inflation is moderating faster than anticipated, although service prices are proving to be stickier. The central bank held rates at 11.25%, and indicated rates would be stable for a long period of time, to ensure inflation converges to its target.

Brazil	+3.4%
The economy continued to show strength in Q2 2023, driven by industry and services and resilient employment. Inflation picked up (5.2% in September) due to higher energy prices, but core inflation continued to fall. The central bank began lowering rates in Q3 2023, with two 50 bp Selic rate cuts to 12.75% and indicated that the pace of cuts is expected to continue in the coming meetings.

Chile	-1.1%
The economy continued to adjust after the strong growth experienced in previous years, concentrated mainly in private consumption, which helped to moderate inflation (5.1% in September) and anchor expectations to the central bank's 3% target. This allowed the central banks started to start to cutting interest rates, with two reductions in Q3 2023 (-175 bps to 9.5%) and further cuts are expected.

Argentina	-4.9%
The economy shrank in Q2 2023 due to severe droughts, which reduced agricultural production and soybean exports, with a large weight in GDP. The exchange rate of the Argentine peso depreciated 22% in August, which had an upward effect on inflation, which accelerated (12.7% monthly in September), a milestone that led the central bank to raise the official rate to 133% in October.

1. Year-on-year changes for Q2 2023.

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Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory result items considered outside the ordinary course of our business (e.g. capital gains, write-downs, impairment of goodwill) or reclassifies certain items under some headings of the underlying (or "adjusted") income statement to better understand the underlying business trends.
Santander has aligned the information in this chapter with the information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned or by type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and information provided by management information systems. The same general principles as those used in the Group are applied.
In 2023, Santander maintained the criteria applied in 2022, with two exceptions.
In the secondary segments: usual annual perimeter adjustment of the Global Customer Relationship Model between Commercial Banking and Santander Corporate & Investment Banking and between Commercial Banking and Wealth Management & Insurance.
In the Group's financial statements: as a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group retrospectively performed a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract. This reclassification was made in the corresponding segments.
For comparative purposes, the 2022 data has been restated to include these changes.
In terms of the operating segment structure, the Group maintained the two levels of segmentation applied in 2022.
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), following the merger of Santander Investment Securities and Amherst Pierpont Securities.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and Open Digital Services (ODS).

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Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking: this business includes global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).

PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured into four businesses: Merchant, International Trade, Payments and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It does not incorporate the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As explained on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.
On 18 September 2023, the Bank announced a new organizational structure, which consolidates its retail and commercial and consumer businesses in each market under two new global businesses: Retail & Commercial and Digital Consumer Bank to help the bank achieve the strategic goals outlined at its Investor Day in February. The bank will concentrate operations in five global business areas which will become the bank's primary reporting segments. The Group will align the way it reports its financial results to this new model from January 2024, once it is fully implemented. These areas are: Retail & Commercial, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments.

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January-September 2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	11,787	3,328	16,228	9,555	6,339	4,176
Spain	4,903	2,047	7,791	4,664	2,692	1,854
United Kingdom	3,927	264	4,245	2,198	1,712	1,243
Portugal	1,014	352	1,398	997	890	604
Poland	1,871	437	2,344	1,722	1,082	529
Other	73	228	450	(26)	(37)	(54)
North America	7,533	1,637	9,807	5,100	2,368	1,900
US	4,314	579	5,442	2,728	881	865
Mexico	3,213	1,019	4,318	2,473	1,594	1,163
Other	5	38	47	(102)	(107)	(128)
South America	9,833	3,659	13,641	8,310	3,667	2,329
Brazil	6,612	2,577	9,616	6,271	2,264	1,426
Chile	968	449	1,694	922	671	417
Argentina	1,767	446	1,572	791	543	406
Other	486	187	759	326	189	80
Digital Consumer Bank	3,110	604	4,069	2,103	1,437	823
Corporate Centre	(124)	(6)	(650)	(933)	(1,034)	(1,084)
TOTAL GROUP	32,139	9,222	43,095	24,134	12,776	8,143

Secondary segments
Retail Banking	28,323	5,878	33,857	19,220	8,138	5,397
Corporate & Investment Banking	2,562	1,704	6,479	4,105	3,997	2,680
Wealth Management & Insurance	1,323	944	2,591	1,746	1,721	1,251
PagoNxt	55	701	820	(4)	(45)	(101)
Corporate Centre	(124)	(6)	(650)	(933)	(1,034)	(1,084)
TOTAL GROUP	32,139	9,222	43,095	24,134	12,776	8,143

Profit attributable to the parent distribution[1]
9M 2023

1. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. 9M 2023
EUR million. % change YoY

Flags
Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

Var	Var[2]
+68%	+68%
+9%	+12%
+68%	+68%
+131%	+126%

-42%	-41%
+33%	+19%

-30%	-30%
-24%	-26%
+74%	+346%

-9%	-8%

+14%	+22%
+61%	+62%
-42%	-39%

    2. Changes in constant euros.

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January-September 2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	8,998	3,441	13,273	6,977	4,076	2,837
Spain	3,134	2,172	6,058	3,118	1,497	1,104
United Kingdom	3,695	295	4,031	2,023	1,535	1,138
Portugal	516	366	933	557	524	360
Poland	1,424	403	1,780	1,270	512	229
Other	229	205	471	10	8	5
North America	7,102	1,450	9,021	4,782	3,005	2,271
US	4,546	588	5,667	3,032	1,908	1,489
Mexico	2,556	831	3,312	1,845	1,198	874
Other	0	31	42	(95)	(101)	(92)
South America	9,838	3,350	13,613	8,677	4,656	2,884
Brazil	6,672	2,412	9,671	6,661	3,316	2,027
Chile	1,440	341	1,934	1,197	889	551
Argentina	1,347	445	1,413	604	312	234
Other	378	152	594	215	138	72
Digital Consumer Bank	3,032	629	3,887	2,034	1,581	908
Corporate Centre	(510)	(3)	(1,165)	(1,437)	(1,558)	(1,583)
TOTAL GROUP	28,460	8,867	38,629	21,034	11,761	7,316

Secondary segments
Retail Banking	25,805	5,758	31,683	17,907	8,901	5,935
Corporate & Investment Banking	2,629	1,517	5,575	3,529	3,466	2,359
Wealth Management & Insurance	525	984	1,881	1,108	1,066	777
PagoNxt	11	611	655	(74)	(114)	(172)
Corporate Centre	(510)	(3)	(1,165)	(1,437)	(1,558)	(1,583)
TOTAL GROUP	28,460	8,867	38,629	21,034	11,761	7,316

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Primary segments

EUROPE	Underlying attributable profit
EUR 4,176 mn
Executive summary
→ We continue to accelerate our business transformation to achieve higher growth and a more efficient operating model which should allow us to further improve profitability and increase RoTE.
→ Loans and advances to customers decreased 7% year-on-year, with lower demand in corporates and CIB, and mortgage lending decreased in an environment of economic slowdown, higher interest rates and inflation. Customer deposits remained virtually flat year-on-year, as increased volumes in time products offset lower demand deposits.
→ Underlying attributable profit (EUR 4,176 million) rose 47% (+49% in constant euros), with strong revenue growth, mainly from net interest income, which was able to absorb higher costs, the temporary levy on revenue earned in Spain and higher provisions in Poland due to the CHF portfolio.

Strategy
We maintain our aim of creating a better bank, that our customers and employees feel a deep connection with while creating value for shareholders and society, and continued to contribute to the achievement of the Group's strategy and results.
In the first nine months of the year, we made significant progress in accelerating our financial results and transformation projects with the aim of becoming the best bank in each country by leveraging the combination of our local leadership with our pan-European and global businesses. We are focusing on the following pillars:
•Customer centric: grow our active customer base through better customer service and experience.
•Simplification and automation: enhance efficiency through a common operating model in the region.
•Network contribution: grow our global business revenue by increasing connectivity across the region.
•Customer activity: improving loyalty through a value proposition for individuals and SMEs.
•Disciplined capital allocation: improve pricing discipline and risk management.
This enables us to achieve sustainable growth and greater profitability and shareholder value creation.
Key developments by country:
•Spain: we focused on profitable and sustainable growth and increasing the customer base. We further improved the service quality, automating and digitalizing processes, and developed a simpler value proposition for retail and specialized for high-value segments, boosting collaboration between segments at both the local and global level. We maintained our proactive risk management in a complex macroeconomic environment.
•United Kingdom: we focused on managing the spread between assets and liabilities, especially in customer deposits. Our transformation programme continues to provide efficiency improvements through process simplification and digitalization. The loan portfolio remains low risk, as it mainly comprises mortgages with an average LTV of 51% and with only 6% of the portfolio with an LTV above 80%.
•Portugal: we continued to execute our strategy to grow in the most profitable segments. We increased our active and digital customers and improved our service quality.
•Poland: we remained focused on improving our market position in all segments, especially in corporates, investment funds and CIB. We continued to develop our digital capabilities, simplify our processes and boost customer attraction and sales. Strong revenue growth and the improvement in efficiency allowed us to absorb the higher Swiss franc mortgage provisions and maintain profitable growth.

			Spain	UK	Portugal	Poland
	Thousands	46,374	14,891	22,506	2,903	5,858
Total customers	YoY change	+2%	+5%	+1%	-5%	+3%

	Thousands	28,534	8,229	13,906	1,811	4,427
Active customers	YoY change	+2%	+6%	0%	+3%	+4%

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Primary segments
Additionally, we continued to make progress in our regional transformation, advancing across the five value creation pillars, in line with the Group's strategy, through the following projects:
•OneApp: Our common app already live in Spain, Portugal and Poland (where we have recently begun to migrate customers from the old app). A pilot version is available, in the UK.
•OneWeb: Design development of our common web.
•One Platform: Building a technological platform which reinforces our data governance model.
•Shared services: Operational convergence, through shared services development, where we continue to make progress in existing service centres (e.g. cyber risk, ESG, FCC, costs, One App) and defining new ones for operations.
•Multi-Europeans: Continue growing our Multi-Europeans business (total revenue in the first eight months of the year increased by 49% YoY).
•SME model: New business model definition for SMEs, to be adopted at Group level.
Business performance
Total customers increased nearly by 1 million year-on-year. 62% of this growth was due to the increase in active customers. Of note was the good performance in Spain in both total (more than 744,000 year-on-year) and active customers, which increased 5% to more than 8 million and with significant increase in payroll accounts.
Commercial activity has partially recovered in recent months, driven by more dynamic new mortgage lending and stability in the origination of unsecured personal loans, but activity levels are still well below 2022 levels, in a macro environment that is reducing the demand for mortgages and long-term corporate loans. As a result, loans and advances to customers fell 6% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, they fell 7%.
Customer deposits increased 2% year-on-year. Excluding repos and in constant euros, they remained virtually flat, as the increase in time deposits was offset by lower demand deposits in the current interest rate environment. Our liquidity management capabilities allow us to keep funding costs well under control, especially in Spain, Portugal and Poland.

Europe. Business performance. September 2023
EUR billion and YoY % change in constant euros

552	-7%	710	+1%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Mutual funds increased 9% compared to September 2022 in constant euros, mainly driven by strong growth in Portugal and Poland, where we increased our market share. We also began to see a recovery in sales of this type of product in the few last quarters with positive net new money, offering customers a range of profitable investment products.
Results
Attributable profit in the first nine months of 2023 was EUR 4,176 million, 47% higher than in the same period of 2022. In constant euros, it rose 49%, as follows:
•Total income grew 23% driven by higher net interest income, which rose 32% reflecting margin management and positive balance sheet sensitivity to higher interest rates, and good CIB performance.
•Costs increased 7%, impacted by high inflation rates and investments in technology and digitalization. In real terms, costs remained stable. The efficiency ratio improved by 6.3 pp to 41.1%.
•Net loan-loss provisions increased 11% mainly driven by higher provisions in Poland related to the CHF mortgage portfolio. Underlying credit quality performance remained robust in the region and the cost of risk was steady (44 bps).
•Other gains (losses) and provisions included the temporary levy on revenue earned in Spain (EUR 202 million for the full year) and was recorded in its entirety in the first quarter. Excluding this impact, profit increased 56% in constant euros.
In the quarter, attributable profit increased 21% in constant euros, driven mainly by improvement in net interest income and good credit risk management. Additionally, there was a positive effect from having recorded the contributions to the Single Resolution Fund in Spain and Portugal in the previous quarter.

Europe. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	5,765	+9	+8	16,228	+22	+23
Expenses	-2,291	+3	+3	-6,673	+6	+7
Net operating income	3,474	+13	+12	9,555	+37	+38
LLPs	-662	+2	+2	-1,951	+11	+11
PBT	2,451	+20	+20	6,339	+55	+57
Attributable profit	1,640	+22	+21	4,176	+47	+49
Detailed financial information on page 56

28	January - September 2023

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Primary segments

Spain	Underlying attributable profit
EUR 1,854 mn
Commercial activity and business performance
We consolidated the growth of our customer base (+571k in the year to date), both in individuals and corporates, having achieved more than two consecutive years of positive monthly net growth. We continued to grow above market in transactionality in payroll, pensions and PoS terminals.
Short-term financing and housing mortgages continued to grow compared to the previous quarter. Long-term financing slowed, however, impacted mainly by consumer and loans to developers due to the rising interest rates and inflation. We focused on active risk management, bringing our NPL ratio below the sector average.
Loans and advances to customers fell 10% year-on-year, with the same performance in gross terms and excluding reverse repurchase agreements, in line with the market, mainly affected by lower demand and prepayments in mortgages.
Customer deposits increased 2% year-on-year. In gross terms, excluding repos, they remained flat, with a change of mix from demand to time. Off-balance sheet funds consolidated their positive trend this year with 5% growth in the quarter, driven by positive inflows into mutual funds and pension plans.
Results
Attributable profit in the first nine months of 2023 amounted to EUR 1,854 million, 68% higher than the same period of 2022. By line:
•Total income was up 29% propelled by growth in net interest income, the result of higher interest rates. Net fee income decreased in asset management due to change of mix with higher demand for fixed income products and lower average volumes. On the other hand, net fee income rose significantly in payments and CIB.
•Costs increased 6% affected by high inflation, however, in real terms, costs rose only 2% and the efficiency ratio improved 8.4 pp compared to 9M 2022, reaching 40.1%.
•Net loan-loss provisions decreased 4%, supported by active risk management in both retail and wholesale banking.
Compared to the second quarter of 2023, attributable profit increased 8%, supported by net interest income growth, gains on financial transactions and lower LLPs, which offset higher costs. Additionally, we recorded the contribution to the Single Resolution Fund (EUR 131 million before tax) in the second quarter.

Spain. Underlying income statement
EUR million and % change

	Q3'23	/ Q2'23	9M'23	/ 9M'22

Revenue	2,678	+4	7,791	+29
Expenses	-1,088	+6	-3,127	+6
Net operating income	1,591	+3	4,664	+50
LLPs	-377	-3	-1,180	-4
PBT	1,013	+8	2,692	+80
Attributable profit	722	+8	1,854	+68
Detailed financial information on page 57

United Kingdom	Underlying attributable profit
EUR 1,243 mn
Commercial activity and business performance
Our transformation programme continues to deliver efficiency improvements through the simplification and digitalization of key processes.
We are increasing the use of digital channels with 77% of refinanced mortgage loans processed online and 92% of new current accounts opened through digital channels.
We have helped mortgage holders manage higher payments with our support for the Mortgage Charter. In addition to the launch of Edge Up in June offering cashback and interest, we launched an easy saver with an attractive yield for customers. This demonstrates our ongoing commitment to improving the products we offer to our customers.
Loans and advances to customers were 3% lower year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros they decreased 5%, with a reduction in mortgage demand impacted by higher customer rates.
Customer deposits grew 2% year-on-year. In gross terms, excluding repurchase agreements and in constant euros they remained broadly flat. We continue to see lower balances in current accounts offset by higher customer savings accounts as customers look for higher yield. Mutual funds were up 1% year-on-year.
Results
In the nine months ending September 2023, attributable profit was EUR 1,243 million, increasing 9% versus the same period of 2022. In constant euros, profit rose 12%, by line:
•Total income was up 8%, driven by strong net interest income from margin management in a rising interest rate environment.
•Costs rose 5% impacted by inflation, though in real terms costs decreased. The efficiency ratio improved by 1.6 pp versus the same period of 2022 reaching 48.2%.
•Net loan-loss provisions totalled EUR 229 million, broadly in line with the prior year. Cost of risk was 12 basis points, in line with the average of recent years.
Compared to the second quarter of 2023, net operating income increased 13% in constant euros, boosted by higher revenue, which was not reflected in profit (-1%) due to higher provisions, after absorbing the impact of worsened outlook for housing market prices.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	1,486	+7	+6	4,245	+5	+8
Expenses	-684	-1	-2	-2,047	+2	+5
Net operating income	803	+14	+13	2,198	+9	+12
LLPs	-126	+187	+186	-229	-2	+1
PBT	585	0	-1	1,712	+12	+15
Attributable profit	425	+1	-1	1,243	+9	+12
Detailed financial information on page 58

January - September 2023	29

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Primary segments

Portugal	Underlying attributable profit
EUR 604 mn
Commercial activity and business performance
We continued to execute our profitable growth strategy supported by our business model transformation and focusing on customer satisfaction. The number of loyal and digital customers grew further, while we remained focused on growing in the most profitable segments.
Business dynamics observed in the first nine months of 2023 were very conditioned by the rising interest rate environment, the impacts of which have varied throughout the year. At the beginning of the year, there was a concentrated period of early mortgage repayments. In the second and third quarters, new lending stabilized and the pace of loan originations began to recover, both in mortgages and in corporates.
Loans to customers fell 7% year-on-year in both net and gross terms excluding reverse repos, with falls across segments.
Customer deposits (both, including and excluding repos) fell 10% year-on-year, mainly due to demand deposits (-16%), which does not jeopardize our comfortable liquidity position. Mutual funds continued to perform positively, rising 10% year-on-year.
Results
Attributable profit in the first nine months of 2023 reached EUR 604 million, 68% more year-on-year.
•Total income increased 50%, driven by the recovery in net interest income (+97%) associated with higher interest rates. Net fee income fell 4% year-on-year, affected by lower volumes and the regulatory change on charging fees on the amortization of mortgages.
•Operating expenses rose 7%, affected by high inflation rates. In real terms, costs remained stable. However, the efficiency ratio improved 11.6 pp, to 28.7%.
•Credit quality remained solid, with the NPL ratio falling to 2.5% (-0.5 pp), while the cost of risk remained under control at 17 bps.
Compared to the previous quarter, profit doubled, with 31% growth in net interest income plus net fee income and the accounting of regulatory costs in the second quarter (SRF, banking sector contribution and the banking sector solidarity tax).

Portugal. Underlying income statement
EUR million and % change

	Q3'23	/ Q2'23	9M'23	/ 9M'22

Revenue	575	+37	1,398	+50
Expenses	-137	+3	-401	+7
Net operating income	438	+53	997	+79
LLPs	-25	+21	-59	+532
PBT	406	+82	890	+70
Attributable profit	283	+100	604	+68
Detailed financial information on page 59

Poland	Underlying attributable profit
EUR 529 mn
Commercial activity and business performance
We continue to focus on our strategic priorities: total experience (customers and employees) delivering substantial growth in active customers in all segments, improve digital transformation and simplification, and profitable business growth.
With respect to the digitalization of our bank, in September we launched a new mobile app. Our transformation programme continues in digitalization (iBiznes24), improving credit process (CLP platform) and developing a cloud-based CRM. In CIB, we improved our innovative products and solutions with the development of One Trade Portal (e.g. with the introduction of International Instant Payments) and participated in relevant market transactions, including some in the renewable energy sector. We remain focused on solid business growth supported by strong customer activity and a well-diversified model. In corporates, we achieved 5% growth in the number of transactions and increased the number of loyal customers.
Loans and advances to customers grew 7% year-on-year. In gross terms, excluding reverse repurchase agreements and FX impact, growth was 2% as greater demand in consumer lending, SMEs and corporates was partially offset by lower mortgage volumes, despite the latest pick up in new lending.
Customer deposits increased 16%, and 10% excluding repos and in constant euros, supported by higher deposits from individuals, corporates and CIB in term deposits, offsetting lower volumes in demand deposits. Mutual funds increased 33%.
Results
Attributable profit in the first nine months of 2023 amounted to EUR 529 million. Compared to the same period in 2022, profit grew 131% and 126% in constant euros as follows:
•Total revenue was 29% higher, primarily due to the increase in NII (+29%) driven by strict cost of funding management and good credit pricing management in a context of higher interest rates. Net fee income increased 6%.
•Costs remained under pressure due to a highly inflationary environment, tight labour market, investments in digitalization, following years of reducing expenses in real terms. All in all, costs increased by 20%, but just 5% in real terms. Additionally, efficiency improved to 26.5%, delivering 33% growth in net operating income.
•Net loan-loss provisions grew 61% impacted by higher provisions to increase coverage of the CHF mortgage portfolio.
Profit compared to the previous quarter increased 34% in constant euros, on the back of higher revenue, lower LLPs and reduced legal charges from CHF mortgage claims.

Poland. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	835	+7	+6	2,344	+32	+29
Expenses	-217	+5	+4	-622	+22	+20
Net operating income	617	+8	+7	1,722	+36	+33
LLPs	-132	-31	-32	-475	+64	+61
PBT	425	+33	+32	1,082	+111	+107
Attributable profit	208	+34	+34	529	+131	+126
Detailed financial information on page 60

30	January - September 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 1,900 mn
Executive summary
→ In North America, we continue leveraging our own local strengths and capabilities while promoting strong Group network contributions in Mexico and the US and, at the same time, we are rationalizing businesses and products with limited scale and profitability to generate efficiencies and profitable growth.

→ Loans and advances to customers increased 4% year-on-year in constant euros driven by growth in both the US and Mexico. Customer funds rose 8% in constant euros, boosted by higher time deposits.

→ Underlying attributable profit in the first nine months of 2023 reached EUR 1,900 million, down 16% year-on-year (-19% in constant euros) mainly due to LLP normalization in the US, which more than offset the good performance in Mexico.

Strategy
We increased synergies across the region to optimize cooperation and bring value to both markets, by:
•Providing a compelling value proposition by taking advantage of our global connectivity, adopting best practices and maximizing the benefits of our global platforms.
•Boosting sustainable profitability levels through loyalty strategies and a refined tailored service and product proposition for a better customer experience.
•Leveraging network contributions of both countries and the Group. Through MEXUS, we are consolidating T&O know-how, digitalization, hubs, front-office and back-office, among others:
–US: we are modernizing platforms to build a digital-first omnichannel experience and simplifying product offerings.
–Mexico: we are simplifying the bank by streamlining our products and processes while strengthening our digital capabilities to better compete with the best-in-class.
Additionally, in line with our strategy to deploy capital to the most profitable businesses, in Q3 2023:
•Santander US distributed an additional USD 250 million of dividends, bringing the total distributed during 2023 to date to USD 1.5 billion. SHUSA’s regulatory Stress Capital Buffer (SCB) and initial analysis of proposed new capital rules allow for more efficient capital management and the continuation of planned capital actions.

In line with our focus on expanding and implementing sustainable finance opportunities within our businesses:
•Santander US Commercial Bank executed a USD 250 million asset-based revolving credit facility on behalf of Wind Turbine & Energy Cables Corp (WTEC). Santander acted as administrative agent, joint lead arranger and joint bookrunner on the credit facility and is one of eight international and US-based banks providing financing to support WTEC’s production, logistics, fleet management and day-to-day operations.
•Tuiio, Santander México’s financial inclusion initiative, and the Ministry of Economy and Labour of Chiapas signed an agreement to offer financing schemes, providing access to financial services and education to women, native groups and artisans that generate social impact and wellbeing.
In terms of local priorities:
United States
In the US, we continue to focus on a complementary mix of scalable businesses that deliver profitable growth and have strong Group network contributions, such as Auto and CIB. Our business model is focused on four core segments (Consumer, Commercial, CIB and Wealth Management) and four key pillars:
•Simplification: rationalize businesses and products with limited scale and profitability and exit non-core portfolios.
•Transformation: leverage Group digital and data capabilities to modernize, drive scalability and lower cost to serve.

			United States	Mexico
	Thousands	25,056	4,356	20,488
Total customers	YoY change	+2%	-5%	+4%

	Thousands	14,293	3,996	10,140
Active customers	YoY change	+2%	-5%	+5%

January - September 2023	31

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Primary segments
•Network contribution: leverage the Group's network to drive top line growth and achieve synergies.
•Profitable growth: support growth across businesses while maintaining disciplined capital management.
In Consumer, deposits balances remained stable and we continue to simplify products, processes and services as part of our transformation initiative. In Auto, we entered numerous new lending agreements with auto OEMs including preferred lender relationships with INEOS and Lotus.
In Commercial, revenue was up year-on-year with profitable loan growth centred on Multifamily. Commercial deposit balances remained stable year to date. Focus remains on credit, expense management and capital discipline to drive an improvement in returns.
CIB outperformed expectations in Q3 driven by Global Transactional Banking and Structured Finance, where the renewables sector remains highly active.
There were record volumes in WM on the back of strong commercial activity and favourable market trends.
Mexico
Our transformation plan is ongoing, with the ambition to become the best bank in terms of customer experience, double the bank´s revenue and triple net income in the coming years supported by: (i) customer acquisition, (ii) simplification and automation, (iii) investment in talent and (iv) enhanced digital offering.
We are improving our app to offer the best customer experience, by incorporating new functionalities. These include, among others: sending/receiving money with the mobile number, blocking and requesting replacement cards and transferring to a new bank account with no waiting time.
We are implementing a new disruptive branch model and so we opened the first-of-its-kind multi-bank branch in Mexico, which generates synergies and better serves our customers in different segments. We also opened the fourth Work Café.
In cards, we created innovative solutions with 100% digital products (LikeU and Samsung cards) and a differentiated value proposition, such as Cashback, exclusive pre-sales with high-profile artists and our Unique Rewards loyalty programme.
In consumer, we continue to drive customer loyalty and are promoting early customer engagement through digital payroll.

North America. Business performance. September 2023
EUR billion and YoY % change in constant euros

165	+4%	172	+8%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
loans when opening an account and more agile processes in pre-approved campaigns.
In mortgages, we launched the first green mortgage in the country, offering attractive financial conditions to customers who purchase a home with a sustainable construction certificate.
In auto, we increased our financing participation with our main partners (Mazda, Suzuki and Honda). Pre-owned car financing continues well and accounted for 11% of total placements.
In SMEs, we added additional services to our main acquiring products (G-Mini, G-Smart, G-Store and G-Advance) such as paying bills, topping up minutes or data for mobiles and remote payments.
Business performance
Loans and advances to customers declined 3% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 4% boosted by mortgages, credit cards, auto and payroll loans in Mexico and by CIB, Multifamily and Auto in the US.
Customer deposits grew 5% year-on-year. Excluding repos and in constant euros, they rose 10% driven by time deposits that were incentivized by competitive interest rates to attract new customers and volumes and foster customer loyalty.
Results
Attributable profit during the first nine months of 2023 was EUR 1,900 million, down 16%. In constant euros, profit fell 19%:
•Total income increased 5%, driven by net interest income (supported by the interest rate environment and loan growth), net fee income (mainly credit cards and insurance in Mexico) and strong gains on financial transactions. Other operating income fell due to lower leasing income in the US.
•Costs grew 8%, impacted by inflation and investments in technology, digitalization and transformation initiatives.
•Net loan-loss provisions rose 53% as normalization of the retail portfolios continues. Asset quality remains robust in both countries.
Compared to Q2 2023, attributable profit declined 25% in constant euros as higher revenue was offset by higher costs in both countries and LLPs in the US (in part reflecting seasonality in the US where provisions are higher in H2).

North America. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	3,391	+4	+2	9,807	+9	+5
Expenses	-1,648	+6	+4	-4,707	+11	+8
Net operating income	1,743	+2	0	5,100	+7	+3
LLPs	-1,077	+49	+47	-2,608	+57	+53
PBT	629	-32	-34	2,368	-21	-24
Attributable profit	554	-23	-25	1,900	-16	-19
Detailed financial information on page 62

32	January - September 2023

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Primary segments

United States	Underlying attributable profit
EUR 865 mn
Commercial activity and business performance
We remain focused on profitability, Group network benefits and capital stewardship. Our new preferred auto lending relationships with INEOS and Lotus, among others, support our strategy to forge deep, multi-geographic relationships with OEMs while catering to customers across the credit spectrum.
Loans and advances to customers fell 7% compared to September 2022. In gross terms, excluding reverse repurchase agreements and in constant euros, they grew 4% driven by accretive portfolios such as CIB, Multifamily and Auto.
Customer deposits fell 1% year-on-year, however excluding repos and in constant euros they rose 8% driven by strong growth in time deposits (both retail and CIB). Our retail deposit base at SBNA remained stable and there were some declines in corporate deposits in Q3 resulting from deliberate pricing adjustments. We continue to have a high percentage of FDIC insured deposits at SBNA (c.66%). Deposit costs continued to rise as expected and in-line with industry.
Results
Attributable profit in the first nine months 2023 was EUR 865 million (42% lower than 9M 2022). In constant euros, profit fell 41% due to higher funding costs and the anticipated LLP normalization:
•Total income decreased 2% driven by NII (higher funding costs partially mitigated by loan growth and disciplined pricing actions) and lower gains on lease disposition, offset by higher gains on financial transactions.
•Costs rose 5% year-on-year or 3% like-for-like when normalizing for three full quarters of our APS acquisition. Our transformation initiatives are allowing us to contain costs as we start investing in to up-tier our CIB presence in the US.
•Net loan-loss provisions increased 63% as credit continues to normalize. For Auto, provisions rose due to higher balances and the anticipated used car price normalization. However, late-stage delinquency payments remain favourable and the cost of risk remains below 2%.
In the third quarter specifically, attributable profit fell 46% mainly due to higher funding costs, investments in transformation and up-tiering our CIB presence and LLPs (compared to a seasonally lower second quarter), partially offset by leveraging the electric vehicle tax incentive.

United States. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	1,818	+1	+1	5,442	-4	-2
Expenses	-915	+3	+3	-2,714	+3	+5
Net operating income	903	-1	-1	2,728	-10	-8
LLPs	-764	+74	+74	-1,769	+60	+63
PBT	119	-72	-71	881	-54	-53
Attributable profit	198	-46	-46	865	-42	-41
Detailed financial information on page 63

Mexico	Underlying attributable profit
EUR 1,163 mn
Commercial activity and business performance
We further strengthened our position in value-added products to increase customer loyalty.
In individuals, we maintained a solid performance with double-digit year-on-year growth. We increased our market share in credit cards (+62 bps) and payroll loans (+84 bps) while remaining the third largest player in the auto market with a 17% market share.
Loans and advances to customers increased 10% year-on-year. In gross terms, excluding reverse repos and in constant euros they rose 5% driven by loans to individuals (mortgages +6%, credit cards +26%, auto +35% and payroll +22%). In corporates (companies and institutions), loans increased 5%, though declined 2% in SMEs and 17% in CIB, in line with our profitability focus and risk appetite.
Customer deposits grew 22% year-on-year. Excluding repos and in constant euros, they were 17% higher driven by term deposit growth (+40%) where we gained 142 bps of market share over the last 12 months. Mutual funds increased 2%.
Results
Attributable profit in the first nine months of the year was EUR 1,163 million, 33% higher than the same period in 2022. In constant euros, it rose 19% as follows:
•Total income rose 17%, driven by net interest income (+13%), supported by higher volumes and interest rates, net fee income (+10%) and higher gains on financial transactions.
•Costs increased 13%, reflecting investments in technology and digitalization related to the transformation plan. Still, the efficiency ratio improved by 1.6 percentage points to 42.7%.
•Net loan-loss provisions were up 34% mainly reflecting portfolio growth in lending to individuals.
Compared to the previous quarter, attributable profit fell 3% due to lower gains on financial transactions (from high levels in the second quarter) and higher costs and LLPs, partially offset by the good net interest income performance.

Mexico. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	1,555	+6	+3	4,318	+30	+17
Expenses	-681	+9	+6	-1,845	+26	+13
Net operating income	874	+4	0	2,473	+34	+20
LLPs	-312	+10	+6	-834	+50	+34
PBT	546	+1	-3	1,594	+33	+19
Attributable profit	403	0	-3	1,163	+33	+19
Detailed financial information on page 64

January - September 2023	33

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 2,329 mn
Executive summary
→ We are focused on increasing the value we bring to the Group and moving forward to become the most profitable bank in each of the countries in which we operate in the region while promoting synergies across our global and regional businesses.
→ We have a solid customer base (74.8 million), having increased 7.5 million year-on-year backed by higher transactionality, while strengthening our risk model in a complex environment which is starting to show signs of improvement.
→ Year-on-year growth in both gross loans and advances to customers and customer deposits, while we seek to become the leading bank in inclusive and sustainable businesses through differential value propositions.
→ Underlying attributable profit decreased 19% year-on-year (-16% in constant euros) to EUR 2,329 million due to the increase in costs and LLPs.

Strategy
We remained focused on accelerating our global business growth:
•In individuals, we pursued optimization through a common focus on technology and data, simplification and automation, reducing service costs and delivering an excellent customer experience.
•In consumer finance, we continued to strengthen our leadership position in the region by reinforcing partnerships with OEMs and developing new agreements by leveraging existing ones globally.
•In payment methods, we aim to increase market share through the benefits derived from Getnet and One Trade. We are increasing cooperation in trade finance, through new international solutions, such as Ebury's expansion in Brazil. We will also make the most of the single global platform to expand our portfolio and improve customer experience.
•In CIB, we want to become the leading wholesale banking operator in most countries and products, consolidating our pan-regional offer, implementing a regional hub in Markets that will allow us to benefit from cross-country flows.
•In regional businesses, we continue to strengthen the differentiated value offer for companies through the Multi-Latin business and we are working with other countries in the Group to reinforce synergies in multinational corporates.
•In ESG, we achieved significant growth through investment in commercial teams and systems and expect ambitious future growth, making sustainable finance an important growth driver for the region.
The main initiatives by country were:
In Brazil, we continued our customer-centric strategy, through technological improvements to provide tailored offers and more integrated channels. We want to become the primary bank for our customers in their financial decisions and transactions.
We are focused on:
•Growing in our strategic businesses to diversify our portfolio and increase quality and profitability. In WM&I, where we maintained our investment expansion plan with Associate Allocation Advisor (AAA) and Toro expansion. In Corporates, we progressed in the development of a best-in-class platform and continued to perform well in other products such as Agro, Auto, Payroll and Cards.
•Continuing to develop a technological culture to drive our growth and generate operational efficiencies.
•Continuing with our customer-centric strategy, which enabled us to increase our customer satisfaction in all our channels. In Select, we increased revenue from loyal customers by 39% in the last two years and we are close to achieving our one million customer target.

			Brazil	Chile	Argentina	Other South America
	Thousands	74,830	64,593	3,907	4,757	1,573
Total customers	YoY change	+11%	+12%	-3%	+9%	+27%

	Thousands	39,007	32,027	2,264	3,491	1,226
Active customers	YoY change	+3%	+2%	+4%	+9%	+10%

34	January - September 2023

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Primary segments

Chile: we remained focused on becoming a digital bank with branches. In payment methods, we have become one of the leaders in the acquiring market, with 148,000 PoS with Getnet. We grew our SME customer base and expanded services offered to auto, agriculture and Multi-Latin customers. In Middle-market, we launched a new commercial service model, focused especially on agricultural, auto and Multi-Latin businesses, based on two pillars: expert advice and tailored-made financial solutions.
Argentina: we continued to improve our value offering and level of service, which allowed us to maintain our first place in customer satisfaction in terms of NPS. We strengthened our position as the leading privately-owned bank in terms of business share, particularly in deposits, auto and commercial loans, cards and payments processing, through Getnet, where we brought in more than 54,000 new customers in the year. In ESG, we participated in the issuance of two provincial green bonds and placed USD 126 million in corporate green bonds.
Uruguay: we continued to consolidate our leadership with good dynamics in all products, increasing our market share compared to private banks in loans and deposits. We strengthened our offer to individuals with the SOY account campaign, reaching record levels in new accounts opened (more than 10,000 in Q3). Of note was also the good performance of the Mi Auto portfolio. In SMEs, we continued to consolidate our offer with Getnet, expanding payments with SOY points with QR codes to more businesses.
Peru: we accelerated growth in global businesses, which accounted for 60% of total income. We remained among the top 3 investment banks and are leaders in syndicated loans, Debt Capital Markets and auto loans (35% market share). We progressed in our digital strategy, with the expansion of NeoAuto, a digital marketplace for financing new and used vehicles. Through Surgir, we have already helped more than 100,000 entrepreneurs since 2021 (95% of whom are women) with a 100% digital service model.
Colombia: we continued to offer sustainable and inclusive financial solutions, consolidating our position as leaders in Global Debt Financing (top 5 in the country) and Markets, and we maintained our participation in the most relevant operations for the country's development, with joint CIB and Corporate offerings.

South America. Business performance. September 2023
EUR billion and YoY % change in constant euros

162	+5%	207	+15%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
We also continued to grant loans to entrepreneurs, of note was Prospera, our microcredit business, which is present in 639 municipalities. In consumer finance, we consolidated our position in new and used auto loans, with a focus on digitalization (through Fast Track tool) and risk control.
Business performance
Loans and advances to customers rose 3% year-on-year. Gross loans and advances to customers (excluding reverse repos and in constant euros) increased 5% year-on-year, with rises in Brazil, Chile and Uruguay.
Customer deposits were 7% higher year-on-year. Excluding the exchange rate impact and repos, customer deposits rose 12%, backed by time deposits (+18% year-on-year). Mutual funds were up 21% in constant euros.
Results
Attributable profit in the first nine months of 2023 amounted to EUR 2,329 million, down 19% year-on-year. In constant euros, it decreased 16%, as follows:
•Total income increased 6%, as the good performance in net interest income (+8%), net fee income (+18%) and gains on financial transactions (+30%), more than offset the negative results owing to the hyperinflation adjustment in Argentina.
•Costs increased 19%, impacted by inflation. In real terms costs decreased 2%.
•Net loan-loss provisions increased 7%, in part due to portfolio growth. The cost of risk was 3.30% (in line with recent quarters).
By country, of note was the strong attributable profit growth in Argentina, Uruguay, Peru and Colombia, which were not able to fully offset the decreases in Brazil and Chile, affected by the impact on margins (due to the negative sensitivity to interest rate rises) and higher costs and provisions in Brazil. These falls were partly mitigated by net fee income growth in both countries, gains on financial transactions and lower LLPs in Chile.
Compared to the second quarter, underlying profit increased 42% in constant euros driven by the good performance of the main lines of the income statement and lower negative charges in other provisions and results, mainly in Brazil.

South America. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	4,604	-1	+6	13,641	0	+6
Expenses	-1,798	-1	+8	-5,332	+8	+19
Net operating income	2,806	-1	+4	8,310	-4	-1
LLPs	-1,301	-1	+1	-3,841	+6	+7
PBT	1,291	+14	+22	3,667	-21	-19
Attributable profit	871	+30	+42	2,329	-19	-16
Detailed financial information on page 66

January - September 2023	35

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Brazil	Underlying attributable profit
EUR 1,426 mn
Commercial activity and business performance
Our strategy remains focused on the customer, digital transformation and expanding our business.
•In SAM, AuMs performed better than the market, and in Private Banking we had record results in net new money. Toro (digital investment platform) continued to grow strongly.
•In Corporates, we focused on becoming the leading platform in financial services. In SMEs, we increased our revenue by more than 52% in the last two years supported by our transactional approach, 45,000 accounts opened per month and progress in Open Finance. In wholesale, we remained leaders in trade finance.
•In retail, we grew in cards, with more frequent use by our customers. In Auto, we remained focused on profitability and asset quality and on developing strategic alliances. In payrolls, new lending outgrew the market and in agro, our portfolio continued to grow.
Loans and advances to customers rose 4% year-on-year. Gross loans and advances to customers, excluding reverse repos and in constant euros grew 3%, due to individuals and SMEs.
Customer deposits increased 13% year-on-year. Excluding the exchange rate impact and repos, they were up 12% driven by time deposits (+16%). Mutual funds decreased 16% in constant euros and as a result, customer funds rose 14% in constant euros.
Results
In the first nine months of 2023, attributable profit amounted to EUR 1,426 million, -30% year-on-year. In constant euros, profit also decreased 30%, as follows:
•In total income, of note was the net fee income performance (+6% from transactionality and insurance) and the net interest income recovery, still decreasing year-on-year but rising in the quarter. Total income decreased slightly due to lower gains on financial transactions (lower market activity).
•Costs rose 11%, impacted by salary agreements, expenses related to higher business growth and technology investments. The efficiency ratio was 34.8%.
•Net loan-loss provisions increased 3%, in line with loan portfolio growth, bringing the cost of risk to 4.67%, following a second consecutive quarterly improvement.
Compared to the previous quarter, profit rose 70% in constant euros driven by the increase in net interest income and in net fee income due to higher activity, lower costs and provisions and the negative impact recorded in the previous quarter (reversal in of a tax liability release recorded in Q1 2023).

Brazil. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	3,336	+3	+2	9,616	-1	-1
Expenses	-1,138	+1	-1	-3,345	+11	+11
Net operating income	2,197	+5	+3	6,271	-6	-6
LLPs	-1,121	-1	-2	-3,284	+4	+3
PBT	854	+32	+31	2,264	-32	-32
Attributable profit	603	+71	+70	1,426	-30	-30
Detailed financial information on page 67

Chile	Underlying attributable profit
EUR 417 mn
Commercial activity and business performance
In Chile, we pursued our goal of being a digital bank with branches, through a constant innovation process, such as the launch of WorkCafé Expresso, where our customers can carry out their monetary transactions, with a more efficient and secure service. We continued our commercial network transformation, through new WorkCafés, bringing the total to 76).
In addition, to complement our Life offering, we continued to develop Más Lucas, a new demand and savings account, which should allow us to increase our presence in the mass-market segments. We also made progress in improving our digital channels to increase our service quality.
Consumer credit grew faster than the industry, driven by credit card business. In corporate lending, we achieved significant growth in our SME customer base, driven by the joint offer with Getnet. Finally, in ESG, we continued to make progress in Green Finance loans.
Loans and advances to customers increased 2% year-on-year. Gross loans and advances to customers, excluding reverse repurchase agreements and in constant euros, were 2% higher, boosted by individuals (+7%) and CIB (+8%), offsetting the fall in SMEs and corporates.
Customer deposits decreased 2% year-on-year. Excluding the exchange rate impact and repurchase agreements, customer deposits also fell 2%, due to the decrease in demand deposits (-11%) which was partially offset by the growth in time deposits (+8%). Mutual funds rose 16%. Total customer funds increased 2% in constant euros.
Results
Attributable profit in the first nine months of 2023 was EUR 417 million, 24% lower year-on-year. In constant euros, profit fell 26%, as follows:
•Total income fell 15% driven by the drop in net interest income (-34%) linked to the negative sensitivity to interest rate rises. This decline was partially offset by the excellent performance of net fee income, which grew 28% driven (of note payments and insurance) and gains on financial transactions (+49%).
•Costs rose 2%, well below average inflation (-8% in real terms) and the efficiency ratio was 45.5%.
•Net loan-loss provisions decreased 4% and cost of risk was just 0.87%.
Compared to the previous quarter, profit decreased 47% in constant euros, driven by the continued decline in net interest income and lower net fee income (high levels in the second quarter).

Chile. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	465	-25	-20	1,694	-12	-15
Expenses	-251	-6	0	-771	+5	+2
Net operating income	214	-40	-35	922	-23	-25
LLPs	-84	-3	+4	-287	-1	-4
PBT	140	-51	-46	671	-25	-26
Attributable profit	87	-52	-47	417	-24	-26
Detailed financial information on page 68

36	January - September 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Argentina	Underlying attributable profit
EUR 406 mn
Commercial activity and business performance
In the quarter, management focused on increasing the country's contribution to the Group, mainly through our global businesses.
We continued to improve our customer service and our value proposition, which enabled us to remain in first place in customer satisfaction in terms of NPS.
In payments, we are the second largest company as measured by payments processing and added more than 54,000 new customers so far this year. We strengthened our market share leadership among privately-owned banks in deposits and in auto, commercial and credit card loans. In ESG, we expanded our value proposition, with notable partnerships to support companies in their green transition.
Loans and advances to customers were down 2% year-on-year. In gross terms and excluding reverse repos they increased 150% year-on-year, driven by CIB, cards, SMEs and corporates.
Customer deposits decreased 16% year-on-year. Excluding repos, customer deposits rose 114%, increasing both time and demand deposits. Mutual funds were 194% higher. As a result, total customer funds increased 136%.
These growth rates (also seen in results), are strongly impacted by the high inflation in the country.
Results
Attributable profit in the first nine months of 2023 was EUR 406 million, 74% higher year-on-year. In constant euros, profit increased 346%. By line:
•Total income grew 185%, well above inflation, driven by the good performance in net interest income, net fee income and gains on financial transactions. All of these more than offset the greater negative effect from the hyperinflation adjustment in other operating income.
•Costs increased below inflation. The efficiency ratio stood at 49.7%, improving 7.6 pp year-on-year, and net operating income rose 235%.
•Net loan-loss provisions increased, rising from low levels in the previous period. The cost of risk stood at 4.09%.
Compared to the previous quarter, profit increased 105%, driven by the solid performance in the main revenue lines.

Argentina. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	543	+3	+69	1,572	+11	+185
Expenses	-260	-4	+60	-781	-3	+147
Net operating income	283	+10	+77	791	+31	+235
LLPs	-47	-13	+50	-143	+35	+246
PBT	236	+83	+153	543	+74	+346
Attributable profit	154	+36	+105	406	+74	+346
Detailed financial information on page 69

Other South America
Uruguay
Gross loans and advances to customers were up 9% year-on-year, excluding reverse repurchase agreements and in constant euros. Customer deposits (excluding repos and exchange rate impacts) fell 2% due to demand deposits.
Attributable profit in the first nine months of 2023 was EUR 131 million, up 36% year-on-year and +29% in constant euros, as follows:
•Total income was up 26% boosted by net interest income (following interest rate rises) and net fee income.
•Costs rose (impacted by inflation) well below revenue. As a result, the efficiency ratio improved 4.8 pp to 38.6%.
•Net loan-loss provisions rose, as the normalization that began in previous quarters continued, rising from low levels in previous years. The cost of risk stood at 2.05% and the NPL ratio at 2.56%.
Compared to the previous quarter, attributable profit increased 3% at constant exchange rates, as higher gains on financial transactions and a lower tax burden offset the fall in net interest income and the increase in costs and provisions.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact decreased 6% year-on-year and customer deposits (excluding repos and the exchange rate) increased 11%, driven by demand and time deposits.
In the first nine months of 2023, attributable profit was EUR 62 million, 19% higher year-on-year. In constant euros, profit also increased 19%, as follows:
•Total income rose 26%, boosted by the good performance of our core business lines. Costs rose 18%, impacted by the launch of new businesses and inflation but the efficiency ratio improved 2.2 pp to 34.1%.
•Net loan-loss provisions increased, although the cost of risk remained low (1.10%).
Colombia
Gross loans and advances to customers (excluding reverse repos and in constant euros) decreased 9% year-on-year. Deposits (excluding repos) rose 26% in constant euros due to time and demand deposits.
In the first nine months of 2023, attributable profit was EUR 22 million, 1% higher year-on-year. In constant euros, profit was 11% higher:
•Total income grew 26% (due to net fee income and gains on financial transactions) and costs rose 19% due to inflation and the development of new business lines.
•Net loan-loss provisions were 162% higher, due to the growth in Auto and Prospera businesses. However, the cost of risk remained low (0.79%).

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Attributable profit
		/	9M'22		/	9M'22
	9M'23%		excl. FX	9M'23%		excl. FX

Uruguay	265	+44	+37	131	+36	+29
Peru	121	+31	+30	62	+19	+19
Colombia	49	+22	+34	22	+1	+11

January - September 2023	37

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 823 mn
Executive summary
→ Although the operating environment remains complex, as inflation and rising interest rates are denting consumer appetite, new lending rose 5% year-on-year in constant euros (+7% in auto).
→ Continue reinforcing our auto leadership through strategic alliances, leasing (+17% active contracts year-to-date) and subscription. In non-auto, we keep upscaling our buy now, pay later (BNPL) business.
→ Underlying attributable profit amounted to EUR 823 million, a 9% fall year-on-year (-8% in constant euros) as the revenue increase (despite negative NII sensitivity to interest rate rises) did not offset higher costs (strategic investments), LLPs normalization and the temporary levy on revenue earned in Spain.
→ In this environment, we are focusing on new business pricing and profitability over volumes, increasing customer deposits, improving operating efficiency and maintaining cost of risk under control.

Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe in scale and profitability as it leverages Santander Consumer Finance's (SCF) auto and non-auto consumer finance footprint in Europe and Openbank’s technology stack.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe plus China and Canada) and works through more than 130,000 associated points of sale. It provides value propositions to its customers and partners to enhance their sales capacity by financing their products and developing advanced technologies to give them a competitive edge.
SCF aims to become the best-in-class auto financing and digital mobility service provider in Europe.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
Openbank's tech stack and product building capabilities, such as Zinia, our buy now, pay later (BNPL) service, should allow us to exceed our customers' expectations.
DCB’s vision is to offer competitive financing solutions to maintain our European leadership in profitability and scale in Auto & Consumer Lending by leveraging the advantage of our proprietary platforms in mobility and BNPL. Our strategy in 2023 is focused on accelerating transformation to boost future growth.

Digital Consumer Bank. Loan distribution
September 2023

Our main priorities for 2023 are to:
•Secure leadership in global digital consumer lending by:
–Auto: progressing with strategic initiatives to build a world-class digital offering in mobility; aid OEMs' transformation journeys with online lending, leasing (both financial and operational) and subscription offerings; and providing our partners with innovative finance and sale solutions on dealer websites and in auto marketplaces.
–Consumer (Non-Auto): gaining market share through specialization and development of tech platforms that build on our leadership in Europe through Zinia (BNPL), checkout lending, credit cards and direct loans.
–Digital Bank: increasing loyalty among our Openbank and SC Germany retail customers and boosting digital banking.
•Continue the transformation of our operating model to defend our best-in-class efficiency through: (i) single IT platforms, (ii) a simpler operational structure, and (iii) automation and process redesign.
•Growth by progressing in transformational projects. In Auto, through our new Stellantis partnership, the acquisition of MCE Bank Germany, opportunities with OEMs in addition to the launch of our new leasing platform. In Consumer, through the full transition to Zinia tech stack and branding, and the execution of pan-European agreements, with integrators and with global tech companies.
•Reduce sensitivity to rising interest rates with greater deposit acquisition and faster loan repricing. Moreover, we are driving an originate-to-distribute model to increase balance sheet mobilization and make the business more capital light.
We continue to support the green transformation of European mobility. In 2023, we aim to exceed the 150k new battery electric vehicles financed in 2022, while developing other new initiatives that are quickly spreading across Europe: electric chargers, solar panels, green heating systems, e-bikes, etc.
We were recognized as a Top Employer or Great Place to Work (GPTW) in four countries.

38	January - September 2023

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Primary segments

Business performance
After a difficult environment in 2022, DCB is still facing a complex 2023. Some of the impacts include: (i) the change of TLTRO contractual conditions, (ii) rising interest rates temporarily compressing margins while our loan book reprices, and (iii) normalization from a very low cost of risk towards the average across the cycle and additional provisioning for the CHF mortgage portfolio in Poland.
In Europe, new lending volumes are starting to pick up following a very weak 2022. DCB's new lending continued increasing 5% year-on-year (+7% in auto), after the significant growth already registered in 2022 despite a shrinking market.
In Auto, our leasing solutions and commercial focus generated a greater than 17% rise year-to-date in the number of active contracts. We continued to develop our proprietary leasing platform for Europe with the ambition of disrupting the market through our organic capabilities.
Our Auto subscription service offers flexible subscriptions across two models: (i) Wabi, our direct-to-consumer own brand, is already live in Spain, Norway and Germany and will expand to other countries in the coming years, and (ii) Ulity, a white label solution for OEMs and Service Car companies launched in June 2022. Through Ulity we have already entered into relevant agreements with pan-European ride-hailing services and OEMs.
Earlier this year, we renewed our partnership with Stellantis in Europe, which will allow us to consolidate our position as their main financing partner. We aim to grow our Stellantis brand portfolio to c.EUR 40 billion by 2026.
In BNPL, Zinia continues to achieve outstanding results with 5.5 million contracts since its launch and more than 56,000 retail merchants connected.
The joint venture (JV) with TIMFin, the leading Italian telecommunication company, has more than 2.1 million contracts since launch as well as >5,800 active points of sale and >2,500 connected merchants.

Activity. September 2023
EUR billion and % change in constant euros

+3%
	QoQ		+6%
QoQ
131
	+9%	70	+18%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

The stock of loans and advances to customers increased 9% year-on-year. In gross terms, excluding reverse repos and in constant euros also rose 9% year-on-year to EUR 131 billion (76% is Auto).
Customer deposits increased 16% in euros. Excluding repos and in constant euros, they also rose 16% to more than EUR 66 billion. We have launched several initiatives to accelerate customer deposit growth, resulting in a more than EUR 9.3 billion increase (in constant euros), even after selling the joint venture with Stellantis in Germany in Q2 2023 (EUR 1.8 billion in deposits).
Our recourse to wholesale funding remained strong and diversified.
Results
Attributable profit in the first nine months was EUR 823 million, 9% down year-on-year in euros. In constant euros, profit fell 8% (-5% excluding the impact of the temporary levy in Spain in Q1):
•Total income increased 6%. To neutralize the negative sensitivity to rising rates we are actively repricing loans, focusing on the most profitable segments and increasing customer deposits so that they become the main funding source. As a result NII, rose 5%.
Net fee income declined 4%, impacted by insurance regulation capping fees in Germany. Gains on financial transactions considerably increased along with other operating income, supported by leasing income.
•Costs increased 8%, mainly affected by strategic transformation investments, business growth and inflation. In real terms costs grew 1%. Net operating income increased 5% and the efficiency ratio stood at 48.3%.
•Net loan-loss provisions increased 53%, coming from a low base in 2022. Credit quality remained robust. The cost of risk remains low (0.60%) but is normalizing and the NPL ratio improved 11 bps, down to 2.08%.
•By country, the largest contribution to attributable profit came from Nordic countries (EUR 182 million), Germany (EUR 153 million), the UK (EUR 143 million) and France (EUR 111 million).
Compared to the previous quarter, attributable profit increased 8% in constant euros, driven by higher NII and net fee income. Additionally, in Q2 we recorded the contribution to the SRF.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	1,411	+7	+7	4,069	+5	+6
Expenses	-652	0	-1	-1,967	+6	+8
Net operating income	759	+15	+15	2,103	+3	+5
LLPs	-225	+1	+1	-640	+49	+53
PBT	509	+6	+6	1,437	-9	-8
Attributable profit	302	+9	+8	823	-9	-8
Detailed financial information on page 71

January - September 2023	39

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Corporate Centre	Underlying attributable profit
-EUR 1,084 mn
Executive summary
→ The Corporate Centre continued to support the Group.
→ The Corporate Centre’s objective is to define, develop and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
→ Lower underlying attributable loss compared to 9M 2022 due to higher liquidity buffer remuneration and lower negative impact from foreign currency hedging.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies, all in the communication, marketing and sustainability fields.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of September 2023, the liquidity buffer exceeded EUR 331 billion.
This activity is carried out by the diversification of funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedge countervalue related to the units’ next twelve months results in euros. The net investments in equity currently hedged totalled EUR 15,324 million (mainly in Mexico, the UK and the US) with different FX instruments (spot or forwards).
•Management of total capital and reserves: team responsible for the Group's capital analysis, adequacy and management. Its functions include: coordination with subsidiaries, monitoring returns to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In the first nine months of 2023, the attributable loss was EUR 1,084 million, 32% lower than in the same period in 2022 (EUR 1,583 million loss), driven by:
•Net interest income which improved by EUR 386 million, due to higher liquidity buffer remuneration as a result of rising interest rates.
•Higher gains on financial transactions (EUR 151 million better), due to lower negative FX hedging impacts.
•Lastly, other results and provisions were down slightly compared to 2022.

Corporate Centre. Underlying income statement
EUR million and % change
	Q3'23	Q2'23	Chg.	9M'23	9M'22	Chg.

Total income	-308	-218	+42%	-650	-1,165	-44%
Net operating income	-402	-312	+29%	-933	-1,437	-35%
PBT	-433	-341	+27%	-1,034	-1,558	-34%
Attributable profit	-464	-341	+36%	-1,084	-1,583	-32%
Detailed financial information on page 72

40	January - September 2023

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 5,397 mn

Executive summary

Results. (9M'23 vs. 9M'22). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit decreased as revenue growth was offset by higher costs and provisions			Assets remained stable YoY and continued growth in liabilities
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+8%	+9%	+22%	855	0% YoY	840	+5% YoY
Customers

Total customers	Active customers	Digital customers
Millions	Millions	Millions

+6%	+2%	+6%

Commercial activity
In the last few years, we initiated our operating and business model transformation, focused on process digitalization and product simplification. Our goal is to guarantee personalized and tailored support, in order to respond to one of our main priorities; the continuous improvement of our service.
This transformation of our operating and business model is aimed at becoming a digital bank with branches, where customers are at the centre of our strategy.
Increasing digitalization allows us to simplify our offering and automate our operations and improve the front-end (what the customer uses) and back-end (i.e. the bank's operating systems) operations. This will allow us to reduce the cost to serve while improving customer experience.
This improvement allows our teams in the offices to dedicate more time to offer a more personalized service, especially for those financial decisions that are more important or require more advice from our professionals.
The outstanding work carried out for the SME segment, coupled with personalized service and financial and non-financial support, was recognized by Euromoney, which named Santander as the World's Best Bank for SMEs.
These service quality, digitalization and multichannel initiatives enabled us to reach 166 million customers in the Group, having increased by more than 9 million in the last 12 months. Active customers grew 2% and digital customers +6%.
Gross loans and advances to customers (excluding reverse repos and the exchange rate impact) remained practically stable and customer funds (excluding repos and in constant euros) increased 5%.

Results
Attributable profit in the first nine months of 2023 was EUR 5,397 million, 9% lower year-on-year. In constant euros, it decreased 10%, as follows:
•Total income grew 8% driven by higher net interest income (+12%), mainly in Europe.
•Costs increased 9%, impacted by inflation. Net operating income grew 8% and the efficiency ratio stood at 43.2%.
•Net loan-loss provisions rose 22%, mainly driven by the increases related to expected cost of risk normalization in North America.
•Impact of the temporary levy on revenue in Spain recorded in the first quarter.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	11,871	+6	+7	33,857	+7	+8
Expenses	-4,990	+2	+4	-14,636	+6	+9
Net operating income	6,881	+9	+9	19,220	+7	+8
LLPs	-3,303	+15	+15	-9,079	+22	+22
PBT	3,046	+14	+13	8,138	-9	-9
Attributable profit	2,128	+24	+23	5,397	-9	-10
Detailed financial information on page 73

January - September 2023	41

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 2,680 mn

Executive summary

Results. (9M'23 vs. 9M'22). % change in constant euros		Our aim and strategic priorities

Strong profit growth underpinned by our geographic and business diversification
Total income	Underlying attributable profit
+21%	+22%
Efficiency ratio	RoTE
36.6%	28%
Revenue growth[1] by business and region		Other highlights in the quarter

TOTAL
Others
Global Debt Financing
Global Transactional Banking
Markets
5,364
+21%
6,479
1,473
+16%
2,340
+32%
2,402
+18%
9M'22
9M'23

+12%
+29%
+28%
1. In constant euros.

Strategy
The end of 2023 will experience high volatility in the markets, largely due to the monetary policy implemented by central banks. The drop in inflation might mean that the cycle of interest rate hikes is coming to an end.
However, the lower decrease in core inflation (especially in services) and low unemployment rates might mean that central banks will have to keep their interest rates high for several months.
The beginning of rate cuts in Latin American countries, where rate hikes took place earlier, will serve as a reference to analyse the impact. We should also keep an eye on the Chinese economy, geopolitical risks, and energy and other commodity prices.
In this context, in SCIB we continue to make progress in implementing our strategy to transform the business and position ourselves as strategic advisor to our clients, offering high value-added, specialized products and services with a particular focus on energy transition and digital transformation.
Our strategic priorities are: i) to double the size of our US franchise focusing on strengthening our advisory capabilities, mainly in sectors with the greatest growth potential such as energy transition, technology or healthcare, which will have a positive impact on the entire business globally; ii) continue the globalization of the Markets business with focus on institutional investors and, in the US, on improving our global platform for FX and Over-the-Counter (OTC) derivatives in the main commodity markets; and iii) accelerate asset rotation to optimize profitability and to generate new business.
In the ESG Sustainable Tech area, the quarter was very active, highlighting the performance as joint advisor to EIT InnoEnergy to raise more than EUR 140 million in a private capital increase. In this transaction, we have taken a stake in InnoEnergy's, as a financial group and leading global advisor in ClimateTech, which demonstrated our commitment to the sustainable development goals.
SCIB participated in several relevant ESG bond transactions, especially in the banking, transportation and energy sectors, sustainability-linked bond transaction of the Republic of Chile, as well as the issuance of a social bond for a project of Sacyr Concesiones in Colombia.
In terms of the most relevant ESG recognitions: i) the MacIntyre Wind Farm transaction won the Renewable Energy Deal of the Year category at the TXF Export Finance Deals of the Year 2022 awards, for the construction in Australia of the largest wind farm in the southern hemisphere where SCIB Export & Agency Finance team acted as lender and facility agent; and ii) recognized in Debt Capital Markets as The Most Impressive Bank for ESG Capital Markets in Latin America at the GlobalCapital Bond 2023 awards.
In Digital Solutions & Tech Investment, the most relevant transactions have been, advising BCN Visuals in the sale of a minority stake to Nazca Capital in Spain and participating in the public-private acquisition by Silver Lake of Software AG, in Germany. In addition, SCIB acted as joint global coordinator in the accelerated sale of shares by TCV in Pracuj's Group and as joint bookrunner in the English company ARM's IPO on the Nasdaq.

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Secondary segments
Results
Attributable profit in the first nine months of 2023 amounted to EUR 2,680 million (29% of the Group's total operating areas), 14% higher than in 9M 2022, +22% in constant euros, with significant growth across core businesses and gaining market share.
Revenue amounted to EUR 6,479 million, up 16% compared to the same period in 2022. Excluding the exchange rate impact, revenue rose 21%, due to strong double-digit growth in all regions, with North America standing out with an increase of 29%. In constant euros, out main businesses performed as follows:
•Global Transaction Banking (GTB) continued to post strong revenue increases, +32% year-on-year.
In Cash Management, we continued to grow, both in terms of transactions and liability income, and we continued to develop our capabilities in Cash Nexus.
In Trade & Working Capital Solutions, we continued to strengthen our global and distribution capabilities, and were selected as agent bank for major international transactions, such as a EUR 5 billion confirming programme covering Europe, Asia and the Americas.
In Trade Finance, Santander was recognized as the Best Trade Finance Bank and Best Receivables Finance Provider by the Trade Finance Global platform in cooperation with the Bankers Association for Finance and Trade (BAFT). In Export Finance, we maintained our leadership in the global ECA financing market and closed many transactions focused on minimizing political and commercial risks.
•Global Debt Financing (GDF) maintained the good dynamics of the year, growing 16% year-on-year.
In Structured Finance, revenue continued to rise with double-digit growth. We led the renewables ranking in Europe and globally and we also ranked first as mandated lead arranger (MLA) in Europe, and second globally. On the distribution side, we completed the syndication of important transactions and there continues to be significant appetite for this asset class.
In Debt Capital Markets (DCM), activity continued to increase, especially in the US, Brazil and Argentina.
In Securitizations, total income increased at a high rate, continuing the upward trend seen since the beginning of the year.

•Markets showed a solid growth of 18% year-on-year, as a result of good management of market volatility.
In Europe, where clients continued to be active, and global sales revenue continued to increase, achieving another quarter of strong growth, especially in the United Kingdom. By product, we achieved good results in Securities Financing, Equity Derivatives and Credit.
In Latin America, activity accelerated in the third quarter, resulting in good growth year-on-year. Mexico, Chile, Colombia and Uruguay continued to show strong performances, with Commodities, Cash Equity, FI Rates and FX products standing out.
In the US, activity grew 43% year-on-year, despite the macroeconomic challenges faced by some businesses. Securities Financing, Exchange Traded Derivatives and Rates products stood out. We continued to capture the synergies and efficiencies related to the creation of SanCap. On the other hand, activity with corporate clients also stood out, since we closed several relevant transactions in FX and Rates.
•Corporate Finance, there were important M&A transactions stand out in the energy sector, advising on the divestment of several wind farms.
In Consumer, Retail & Healthcare, the advisory services provided in the spin-off of Grupo Éxito stand out, followed by others in Brazil (Viveo, Via Varejo), where the capital market has reopened.
This year we have shown our global leadership in environmental transactions related to waste treatment, as well as our strength in TMT in Latin America, advising Telefónica on the sale of a majority stake in its fibre optic network to KKR.
Takeover bids have significantly increased in the Spanish market, where we maintain a leading position. Moreover, we have participated in large international transactions, such as the IPO of the technological company ARM on Wall Street or the secondary placements of London Stock Exchange Group.
Operating expenses increased 16% year-on-year (+18% in constant euros) due to investments in products and development of franchises. However, the efficiency ratio stood at 36.6% (36.7% in the same period in 2022), remaining below the sector.
In loan-loss provisions, the good performance in South America offset the increase in Europe.
Compared to the previous quarter, profit decreased 3% in constant euros mainly impacted by higher costs in the quarter.

SCIB. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	2,126	-1	+3	6,479	+16	+21
Expenses	-864	+12	+14	-2,374	+16	+18
Net operating income	1,262	-8	-3	4,105	+16	+22
LLPs	49	—	—	46	+191	+124
PBT	1,217	-8	-3	3,997	+15	+21
Attributable profit	804	-11	-3	2,680	+14	+22
Detailed financial information on page 73

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 1,251 mn

Executive summary

Results. (9M'23 vs. 9M'22). % change in constant euros
Revenue[1]	Fee income as % of total Group [2]	AuMs	RoTE	Net new money	Net sales	Fee income
+22%	30%	+12%	92%	EUR 8,694 mn	EUR 6,402 mn	EUR 1,325 mn
				CAL: EUR 289 bn	AuMs: EUR 210 bn	+6% vs. September 2022
Total contribution to profit by business				Other highlights of the period

Chg. /9M'22
2,486
+26%
Private Banking
928
+103%
SAM
423
-4%
Insurance
1,135
+6%
9M'23

				PB customers	SRI[3] AuMs	Gross written premiums
				+10% vs. Sep-22	EUR 64.0 bn	EUR 9.2 bn
PB Network AuMs
				EUR 52.2 bn +12%	+20%	+5%

1. Including fees generated by Asset Management and Insurance ceded to the commercial network. If not included, +39%.				3. Socially Responsible Investments.
2. Including fee income ceded to commercial network.

Commercial activity
We continued to work to become the best responsible Wealth & Insurance Manager in Europe and the Americas, being one of the Group's growth drivers with 26% growth year-on-year in the contribution to Group profit. In July, Euromoney recognized us as Latin America's Best Bank for Wealth Management.
•In Private Banking, we continued to leverage our global platform to enable customers to benefit from our scale and international presence and providing tailored solutions, making it easy for them to move from one region of the Group to another. In terms of collaboration, we remained leaders in investment flows between Latin America, Europe and the US, managing network business volumes (cross-border business between markets) of EUR 52.2 billion.
Our collaboration business with SCIB continued to increase, especially in Spain, Brazil and Mexico. In the first nine months, it generated EUR 125 million of revenue, 11% higher year-on-year.
We continued to widen our value proposition and to innovate in our product range. We had a particular focus on alternatives, structured products, secured lending and socially responsible products (ESG).
In alternatives, we have close to EUR 3 billion in total committed lines. We expanded our product range, seeking opportunities for our customers using the most suitable products in each region. For example, we launched Santander Innoenergy venture capital fund, which invests in innovative startups in the field of energy transition. Also, we launched a new fund of funds in our Irish ICAV, Laurion Secondaries, offering a diversified Private Equity portfolio with secondary transactions.
Our discretionary portfolio management offering reached EUR 22.9 billion of total assets under management (AuMs),

Our real estate investment service, which is capturing a large part of investment flows between Latin America, Europe and the US, reached a total volume of EUR 140 million in transactions in the third quarter.
Our work was recognized by Euromoney as the Best Private Bank in Latin America, as well as the Best International Private Bank in Mexico, Argentina, Brazil, Peru, Uruguay, Poland and Portugal. In addition to the Best Global Private Bank in Cybersecurity and Digital Portfolio Management in Europe by the Professional Wealth Management magazine, a Financial Times publication.
•In Santander Asset Management (SAM), commercial activity recovered, with three quarters of positive flows, very concentrated in fixed income due to the interest rate environment. We continued to be the global product platform of choice for our retail banks, with EUR 831 million in total fees generated, in line with the previous year.
In Spain, we developed the discretionary portfolio management model and launched two new funds whose advisory services are delegated to entities such as BlackRock (US equities) and Fidelity (Asia), which are being complemented by our GO range in Luxembourg (Global Equity ESG and Asian Equity). Santander Pensiones was also one of the five entities awarded the contract to participate in the Publicly Promoted Employment Pension Fund in Spain (FPEPP), created to promote collective savings.
The range of alternative products aimed primarily at our institutional clients and family offices is becoming increasingly robust. In the alternatives business, we now have 22 vehicles globally, with EUR 2.2 billion in committed lines. Our main strategies include Private Debt, Infrastructure, Trade Finance and Real Estate, with the notable launch of Santander Global Real Assets fund of funds, for private banking clients.

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Secondary segments
We made further headway with our ESG strategy, as assets under management amounted to EUR 45.7 billion. Together with RED, we have launched the Santander Prosperity fund in sever countries and it was named the Best Product Innovation in The Global Private Banker Innovation Awards 2023.
Our efforts to continue improving and offering the best investment solutions were recognized through several awards in the period, for example, in Europe Pan Finance magazine named us the Most Innovative Investment Manager 2023 in September. Also, we won Best Fixed Income Manager in Spain and the Best Multi-Asset Manager in the UK. In Chile, we were the fund manager that received the most recognitions at the Salmón awards.
•In Insurance, we maintained a healthy growth rate in premiums (+5%), mainly in the savings business.
Non-credit insurance sales were particularly strong in Europe. In Portugal, the SME offer was completed with the launch of the new car insurance for leasing, and we redesigned the digital marketing strategy with the Cashback Fightback campaign in the UK.
In the Americas, the diversification of the non-credit insurance business continued strongly with growth in new sales. In Brazil, of note was the launch of new products for life, home and personal accidents, which offer discounts and payment flexibility to customers. In Chile, a BeCo (behavioural economics) model was implemented to improve the purchase process and provide personalized offers.
The motor vehicle insurance business grew 19%. Our Autocompara platform, operative in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.4 million active policies. In SMEs, fees grew 13%.

Business performance: SAM and Private Banking
Constant EUR billion

Total assets under management
Funds and investment*
- SAM
- Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Jun-23	/ Sep-22
+2%	+12%
+3%	+7%
+3%	+10%
+3%	+7%
+3%	+32%
-3%	0%
0%	-1%

Note: Total assets marketed and/or managed in 2023 and 2022.
* Total adjusted private banking customer funds managed by SAM.
Business performance
Total assets under management amounted to EUR 447 billion, 12% higher year-on-year, driven by intense commercial activity.
•In Private Banking, the volume of customer assets and liabilities (CAL) stood at EUR 289 billion, 14% higher than in September 2022. Net new money amounted to EUR 8,694 million. Net profit in 9M 2023 was EUR 928 million, twice that of the same period in 2022, primarily backed by net interest income and commercial activity improvement. Clients increased 10% year-on-year.
•SAM's total assets under management was EUR 210 billion, up 10% compared to September 2022. Net sales were positive in the period reaching EUR 6.4 billion, reversing the 2022 trend. SAM’s contribution to the Group's profit was EUR 423 million, -4% year-on-year, due to lower margins as a result of a shift towards fixed income products.

•In Insurance, the volume of gross written premiums in 9M 2023 amounted to EUR 9,250 million (+5% year-on-year). Total fee income rose 6%. The total contribution to profit stood at EUR 1,135 million, +6% year-on-year.
Results
The total contribution to the Group this year (including net profit and total fees generated net of tax) was EUR 2,486 million, up 26% year-on-year (+26% in constant euros).
Attributable profit in the first nine months of 2023 was EUR 1,251 million, 61% higher year-on-year. In constant euros, it was 62% higher:
•Total income increased 39%, mainly driven by higher net interest income.
•Total fee income generated, including ceded to the commercial network, amounted to EUR 2,776 million, a 1% increase year-on-year, and represented 30% of the Group's total fee income.

Total fee income generated
Constant EUR million

2,776	〉	+1%	30%
		vs. 9M'22	/ total Group
•Operating expenses were 10% higher year-on-year, due to investments and higher costs related to increased commercial activity.
Compared to the previous quarter, underlying attributable profit remained practically stable in constant euros, compared with an extraordinary performance in the second quarter.
Overall, the third quarter was very positive as we continued to grow at double-digit rates.

Total contribution to profit
EUR million and % change in constant euros
Q3'23		9M'23

	854		2,486
-1%	/ Q2'23	+26%	/ 9M'22

WM&I. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	874	-1	0	2,591	+38	+39
Expenses	-284	0	+1	-845	+9	+10
Net operating income	590	-2	-1	1,746	+58	+59
LLPs	0	-99	-100	16	—	—
PBT	585	-4	-2	1,721	+61	+63
Attributable profit	432	-2	-1	1,251	+61	+62
Detailed financial information on page 74

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Secondary segments

Underlying attributable profit
-EUR 101 mn

Executive summary

Revenue performance	Our business

Solid revenue growth[1]	Merchants	International Trade	Payments
+23% 9M'23 vs. 9M'22	Global payments solutions for all merchant segments	International trade solutions for business	Wholesale account-to-account payment solutions

Our main strategic priorities	Main growth drivers

•Scaling up our global technology platform •Accelerating our commercial growth •Pursuing the open market opportunity	Merchants Total Payments Volume[1]	Merchant number of transactions
	+24% vs. 9M'22	+32% vs. 9M'22
1. Constant EUR million.

Strategy
PagoNxt aims to achieve a global leadership position in payments through our distinctive, holistic and customer-centric value proposition. We are a one-of-a-kind paytech business providing customers with a wide range of innovative payments and integrated value-added services.
We focus on several strategic and high-growth business segments:
•Merchants: providing global and integrated acquiring, processing and value-added solutions for physical and e-commerce merchants.

•International Trade: delivering specialized cross-border trade solutions (payments, FX, cash management, trade finance) for businesses, in a large and global market yet to be fully digitalized.

•Payments: providing wholesale account-to-account (A2A) payments processing and instant connectivity to schemes in multiple countries areas through a highly scalable model.

PagoNxt's technology platform and specialist teams serve Grupo Santander's payments needs and additionally cater for open market opportunities beyond Santander's business, delivering complete solutions for millions of businesses and individuals.
PagoNxt runs an efficient global operating model, extending across three core regions (Europe, South America and North America) and adopting bank-grade security and compliance embedded in our customer products.
PagoNxt's strategy is anchored on the following key levers:
•Scaling up our global, cloud-native, secure and efficient platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud and API based to ensure access to PagoNxt's features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Accelerating commercial growth by continuing to strengthen our international commerce and trade ecosystem, offerings and distribution through Santander's commercial platforms, with a focus on SMEs.
•Maximizing the open market opportunity through direct commercialization and distribution partnerships (with integrated software vendors and others), increasing our market penetration in Europe, South America and North America and extending our footprint to additional strategic countries.

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Secondary segments
Business performance
Our global Merchant franchise, under the Getnet brand, reached a Total Payments Volume (TPV) of EUR 149 billion in 9M 2023, 27% higher than 9M 2022 (+24% in constant euros). Revenue grew 17% year-on-year (+15% in constant euros).
The growth in TPV was spread across our main regions, increasing above market and resulting in market share gains. Getnet Brazil's TPV increased 15% in 9M 2023 versus previous year enabled by our propositions for SMEs and tailor-made solutions for large accounts and new verticals. Getnet Mexico's TPV grew 27% in 9M 2023 leveraging our new global platform which we continue to enhance with new value added services. Getnet Europe showed year-on-year TPV growth of 33% due to positive commercial dynamics both in the Spanish and Portuguese markets.
In the last quarter, we continued to make progress in our journey to consolidate Getnet as a fully-licensed acquirer across Europe and Latin America by offering e-commerce and PoS solutions and value-added services, developing propositions for SMEs and multinationals and building a deep understanding of the banking channel and experience in partnerships.
Some highlights in 9M 2023 were:
•Delivery of new global solutions (e.g. working capital in Mexico, tap-on-phone piloting in Mexico and Spain), new vertical specific propositions (e.g. airlines processing capabilities in Mexico and Europe) and Brazilian Digital PIX and Boleto available on the global merchant platform.
•Continued deployment of the franchise as the FCA granted Getnet UK a payment institution licence.
•Commercial development through the Santander channel with continuous growth in the SME segment in our core markets of Mexico, Brazil and Spain, actively targeting strategic partnerships in the open market expanding our distribution channels beyond Santander networks and through the addition of multinational merchants operating across the Getnet franchise.

Merchants
Number of Transactions	Total Payments Volume
Billions	Constant EUR billion

+32%	+24%
Ebury continues to make great progress in delivering its strategy of becoming the world´s leading cross-border payments platform for SMEs. It has continued to show strong performance in its B2B offerings targeting an untapped and expanding revenue opportunity, driven by a comprehensive range of solutions for cross-border trading. Ebury´s management priorities are continuing to enhance its customer value proposition (e.g. developing strong capabilities around verticals like payroll and new product developments to deepen client relationships) and expanding into new areas and countries (e.g. acquisition of Bexs in Brazil and Prime Financial Markets in South Africa already completed).

Our OneTrade platform, which offers international services (including payments, FX and trade finance) for Santander customers through a single platform, also continued to show increased activity. All key services are now operational: OneTradeView (a solution that allows customers easy and secure access to all Santander accounts regardless of location), International Payments (fully rolled out in Spain and already reached 10,000 active customers), FX (i.e. digital service for SMEs to handle FX trade flows, already available in three core countries) and Trade Finance solution. Additionally, a new direct offering of pay-in and pay-out capabilities through an e-money regulated vehicle was launched focusing on the open market.
PagoNxt continues executing its roadmap to become one of the largest A2A payments processors in the world, developing our proprietary cloud-based platform. In the first nine months of 2023, we migrated significant volumes of all types of A2A payments in the Eurozone, UK and our global CIB branches to our global platform.
Results
Attributable loss in the first nine months of 2023 of EUR 101 million, compared to a EUR 172 million loss in the same period of 2022.
Total income was EUR 820 million, a 25% increase year-on-year (+23% in constant euros), backed by the increase in business activity and volumes across regions especially in our Merchant (Getnet) and Trade (Ebury) businesses.

PagoNxt. Revenue performance
Constant EUR million

+23%
In the period, costs reflected the ongoing investment plans to develop and implement global technology.
Compared to the second quarter, profit improved to EUR 3 million a from EUR 48 million loss in Q2.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q2'23		/	9M'22
	Q3'23%		excl. FX	9M'23%		excl. FX

Revenue	298	+8	+7	820	+25	+23
Expenses	-251	-15	-15	-823	+13	+12
Net operating income	48	—	—	-4	-95	-94
LLPs	-10	+70	+68	-23	-5	-6
PBT	31	—	—	-45	-60	-57
Attributable profit	3	—	—	-101	-42	-39
Detailed financial information on page 74

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RESPONSIBLE BANKING

TARGETS

We continue to make progress in our ESG agenda, working towards the fulfilment of our public targets:
More information available at www.santander.com/en/our-approach.
Definitions in Alternative Performance Measures chapter and Glossary.
Note: Not taxonomy.
1.Starting Jan-23. Does not include financial education. Data not audited.
Of note among the implemented ESG initiatives were:

E	Environmental
•In line with our target to facilitate EUR 120 billion in green finance by 2025 and EUR 220 billion by 2030, we have mobilized EUR 105.9 billion in green finance since we set our target in 2019.
•The volume of AuMs in socially responsible investments was EUR 64 billion.
•In Spain, we set up a credit line of up to EUR 5 billion to support the agricultural sector affected by the drought. In addition, we continued to recycle expired or damaged cards, 769,000 so far this year, transforming them into street furniture, clear commitment to the circular economy. For the whole year, we expect to save more than 22 tonnes of single-use plastic and 360 tonnes of CO2 equivalent to issuing more than 4.5 million cards made from sustainable materials.
•We launched the Santander Green Mortgage in Mexico, the first mortgage that rewards customers for taking care of the planet and acquiring a home with sustainable construction certification.
•We signed agreements with the EIB Group (European Investment Bank and European Investment Fund) to (i) allocate EUR 990 million to the real economy, of which up to EUR 300 million will go to green projects, (ii) with the EIF to provide a EUR 200 million guarantee, of which EUR 135 million used to support the green transition of the InvestEU programme, and (iii) with the EIB, through our subsidiary in Brazil, EUR 300 million to promote the use of renewable energy in the South American country as part of the EU's Global Gateway investment project.
•We continued to support our customers in their transition through initiatives such as:
–Led the execution of a EUR 150 million sustainable syndicated factoring contract for Cunext Copper Industries.
–Provided a syndicated line of sustainable guarantees to Haizea Wind Group for the development of two offshore wind farms in the North Sea for an amount of EUR 140 million.
–Participated in EIT InnoEnergy's round of EUR 140 million, which brought in new strategic partners. This investment will accelerate innovation in the field of clean energy by supporting startups in the InnoEnergy portfolio.
•We co-sponsored the European roundtable of the United Nations Environment Programme Finance Initiative (UNEP FI) which took place in Madrid on 12 and 13 September and was opened by our executive chair.

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S	Social
•We further strengthened our financial inclusion proposition. Since January, we have supported 1,330,000 people in relation to our goal of reaching 5 million between 2023 and 2025.
•We set up a EUR 100 million fund to support startups in Spain with a complete range of solutions to boost their development, in collaboration with Inveready Asset Management. We plan to sign collaboration agreements with the main agents, associations, innovation centres, incubators and venture builders, with access to a total of 7,000 startups.
•In response to the earthquake emergency in Morocco and the floods in Libya, we temporarily waived international transfer fees for individuals making payments to these two countries, and we approved a donation to the Red Cross to support the provision of basic necessities to victims in both countries.
•Through Universia, we joined forces with CEOE, Fundación Telefónica, KPMG, LinkedIn and Microsoft to boost employability and talent in Spain. In addition, together with INCIBE, we organized 60 Cyberskills Scholarships to train people with disabilities in cybersecurity.
•Through Universia, more than 1,900 young people accessed the labour market in Spain.

G	Governance
•Our asset manager, Santander Asset Management, joined the Code of Best Practices for Institutional Investors, Asset Managers and Proxy Advisors of the Spanish Securities Market Commission (CNMV).
•Together with BBVA and Caixabank, we agreed to collaborate in the fight against financial fraud by working with tools to exchange relevant information and data to help prevent it.
•This quarter, we published the half-yearly ESG report in the and the first Social, Environmental and Climate Risks and Opportunities report in Brazil.

Q3 2023 AWARDS

•We won the award for Most Impressive Bank for ESG Capital Markets in Latin America at the Bond Awards 2023, organized by GlobalCapital.
•We were included in Fortune's list of 50 companies that are changing the world. We are the top bank in the 2023 ranking as a result of the work done by Santander Universidades over the past 27 years in supporting education, entrepreneurship and employability.
•In Spain, we obtained the Sello de Oro a la Excelencia Europea EFQM 600+ awarded by the Excellence in Management Club. This is the highest European recognition and certifies that Santander has a high degree of excellence in its management model.
•In the UK, we were in The Times's Top 50 Employer for Gender Equality list for the fourth year in a row.
•In the US, we received a community partnership award from the Boston Business Journal (BBJ).

January - September 2023	49

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CORPORATE GOVERNANCE

Changes to the board of directors
On 26 September, the board of directors appointed Glenn Hutchins Vice Chair and Lead Independent Director, effective on 1 October, to succeed Bruce Carnegie-Brown, who will remain in the board up to the 2024 Annual General Meeting.
Changes to the board committees
Likewise, on 26 September, Glenn Hutchins was appointed chair of the remuneration committee to replace Bruce Carnegie-Brown, who remains a committee member and chair of the nomination committee but steps down from the executive committee and the innovation and technology committee effective on 1 October.
Changes to the organizational structure of the Group's Senior Management
On 18 September, the bank announced a new organizational structure, which consolidates its retail and commercial and consumer businesses in each market under two new global businesses: Retail & Commercial and Digital Consumer Bank to help the bank achieve the strategic goals outlined at its Investor Day in February. The bank will consolidate operations in five global business areas1 which will become the bank's primary reporting segments. The Group will align the way it reports its financial results to this new model from January 2024, once it is fully implemented:
•Retail & Commercial: will combine all the Group’s retail and business banking and be led Daniel Barriuso, Group Chief Transformation Officer.
•Digital Consumer Bank: will incorporate the Group's consumer finance activities and be headed by José Luis de Mora.
•Corporate & Investment Banking: headed by José María Linares.
•Wealth Management & Insurance: headed by Víctor Matarranz.
•Payments: includes PagoNxt, led by Javier San Félix, and Global Cards, led by Matías Sánchez.
Under this new structure, global heads will define the common business and operating model, and regional heads will drive the implementation of the model and convergence across the markets.
Amendment of the Rules and regulations of the board
On 25 July, the board of directors amended the Rules and regulations of the board of directors with the purpose, among other technical improvements, of:
•adapt it to the new provisions introduced by Law 2/2023 of 20 February on the protection of persons who report violations of the law and the fight against corruption, to and outline the responsibility of the board for implementing an internal system and of the audit and risk supervision, regulation and compliance committees for overseeing it;
•align it with the EBA guidelines on improving resolvability for institutions and resolution authorities, which will apply from January 2024, to outline the board's supervision of crisis management planning, with support from the risk supervision, regulation and compliance committee; and
•update the board’s and the committees’ operation in line with the current circumstances and make them more effective in their functions.
On 2 August, the amendments to the Rules and regulations of the board of directors were registered in the Commercial Registry of Cantabria and submitted to the National Securities Market Commission.
Changes to the international advisory board’s composition
On 26 September, Juan Ignacio Gallardo Thurlow joined Banco Santander's international advisory board. Mr Gallardo is the Chair of Organización Cultiba, Grupo Azucarero México and Grupo GEPP (PepsiCo bottling company in Mexico) is well-versed in the Latin American region, one of the Group's strategic markets.
1. Appointments subject to regulatory approvals where applicable.

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SANTANDER SHARE
In application of the shareholder remuneration policy for 20231, the board of directors approved an interim cash dividend of EUR 8.10 cents per share charged against 2023 results to be paid from 2 November 2023. This represents a 39% increase compared to the equivalent cash dividend payment in 2022.
Additionally, the board approved a share buyback programme of up to EUR 1,310 million, which commenced on 28 September once the applicable regulatory approval was obtained, as announced in the Inside Information disclosed on 27 September 2023.
As a result, the total remuneration of this interim distribution charged against 2023 results exceeds EUR 2.6 billion (+34% compared to its equivalent of 2022) and represents approximately 50% of the H1 2023 attributable profit (25% dividend payment and 25% share buyback).
The bank plans to announce a final remuneration against 2023 earnings in the first quarter of 2024, subject to the appropriate corporate and regulatory approvals.
Share price performance
Santander's shares are listed in 5 markets, in Spain, Mexico, Poland, the US (as an ADR) and the UK (as a CDI).
Global economic activity experienced a gradual slowdown in the third quarter of the year, with labour markets that remained solid, although with different trends across countries. The focus was on China, given the difficulties faced by the real estate sector, which if aggravated could have a negative impact on global growth, already affected by monetary restrictions in many countries.

Inflation rates globally continued to decline gradually, mainly due to lower food and energy contributions. However, upward movements in oil and natural gas prices, as a result of several negative supply shocks, raised concerns among central banks.
In this context, the main central banks of advanced countries continued to tighten monetary policy. The Federal Reserve (US federal funds) and the Bank of England raised rates to 5.50% and 5.25%, respectively, however at their last meetings in September they proceeded cautiously and left rates unchanged. The European Central Bank, opted to raise rates by 25 basis points to 4%, in what could be the last rate hike of the current cycle.
Central banks in Latin America, such as Chile, Brazil and Uruguay, have already started to lower interest rates.
In this environment, the Santander share price ended the quarter with a positive return of 29.1%, outperforming the market. In the banking sector, EuroStoxx Banks was up 16.7%, DJ Stoxx Banks increased 15.0% and MSCI World Banks decreased 1.6%. The other main indices closed up, Ibex 35 +14.6% and DJ Stoxx 50 +7.3%.

Share price

START 30/12/2022	END 29/09/2023
€2.803	€3.619

Maximum 07/03/2023	Minimum 03/01/2023
€3.873	€2.812

Comparative share performance

1. Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

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Market capitalization and trading
As at 29 September 2023, Banco Santander’s market capitalization of EUR 58,562 million was the second largest in the eurozone and 26th largest in the world among financial institutions.
The share’s weighting in the DJ Stoxx Banks index was 6.9% and 11.8% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end September was 12.0%.
A total of 8,410 million shares were traded in the period for an effective value of EUR 28,302 million and a liquidity ratio of 51%.
The daily trading volume was 43.8 million shares with an effective value of EUR 147 million.
Shareholder base
The total number of Santander shareholders at 29 September 2023 was 3,703,401, of which 3,297,329 were European (73.44% of the capital stock) and 394,561 from the Americas (25.26% of the capital stock).
Excluding the board, which holds 1.15% of the bank’s capital stock, retail shareholders accounted for 41.63% and institutional shareholders accounted for 57.22%.

Share capital distribution by geographic area
September 2023
The Americas	Europe	Other
25.26%	73.44%	1.30%

Source: Banco Santander, S.A. Shareholder register.

2nd	Bank in the eurozone by market capitalization
EUR 58,562 million

The Santander share
September 2023

Shares and trading data
Shares (number)	16,184,146,059
Average daily turnover (number of shares)	43,804,333
Share liquidity (%)	51
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.79
Free float (%)	99.95

Share capital distribution by type of shareholder
September 2023

Institutions
57.22%

Board *
1.15%

Retail
41.63%

* Shares owned or represented by directors.

52	January - September 2023

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2023 A P P E N D I X

January - September 2023	53

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Group financial information

Net fee income. Consolidated
EUR million
	Q3'23	Q2'23	Change (%)	9M'23	9M'22	Change (%)
Fees from services	1,828	1,747	4.6	5,419	5,140	5.4
Wealth management and marketing of customer funds	1,026	1,032	(0.6)	2,982	2,991	(0.3)
Securities and custody	265	281	(5.7)	821	736	11.5
Net fee income	3,119	3,060	1.9	9,222	8,867	4.0

Underlying operating expenses. Consolidated
EUR million
	Q3'23	Q2'23	Change (%)	9M'23	9M'22	Change (%)
Staff costs	3,477	3,358	3.5	10,080	9,125	10.5
Other general administrative expenses	2,206	2,159	2.2	6,476	6,235	3.9
Information technology	614	605	1.5	1,861	1,823	2.1
Communications	107	105	1.9	315	311	1.3
Advertising	158	163	(3.1)	457	407	12.3
Buildings and premises	192	196	(2.0)	565	557	1.4
Printed and office material	24	27	(11.1)	71	70	1.4
Taxes (other than tax on profits)	147	146	0.7	442	427	3.5
Other expenses	964	917	5.1	2,765	2,640	4.7
Administrative expenses	5,683	5,517	3.0	16,556	15,360	7.8
Depreciation and amortization	799	817	(2.2)	2,405	2,235	7.6
Operating expenses	6,482	6,334	2.3	18,961	17,595	7.8

Operating means. Consolidated
	Employees			Branches
	Sep-23	Sep-22	Change	Sep-23	Sep-22	Change
Europe	67,151	64,925	2,226	3,095	3,163	(68)
Spain	26,819	26,674	145	1,881	1,914	(33)
United Kingdom	22,204	20,818	1,386	444	449	(5)
Portugal	4,982	4,953	29	376	385	(9)
Poland	10,721	10,502	219	386	407	(21)
Other	2,425	1,978	447	8	8	—
North America	45,834	44,500	1,334	1,789	1,852	(63)
US	13,971	14,705	(734)	420	484	(64)
Mexico	30,704	28,783	1,921	1,369	1,368	1
Other	1,159	1,012	147	—	—	—
South America	80,497	76,028	4,469	3,407	3,754	(347)
Brazil	57,722	53,699	4,023	2,662	2,903	(241)
Chile	9,828	9,798	30	249	301	(52)
Argentina	8,168	8,452	(284)	337	403	(66)
Other	4,779	4,079	700	159	147	12
Digital Consumer Bank	16,806	16,066	740	361	365	(4)
Corporate Centre	1,931	1,857	74
Total Group	212,219	203,376	8,843	8,652	9,134	(482)
.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q3'23	Q2'23	Change (%)	9M'23	9M'22	Change (%)
Non-performing loans	3,589	3,412	5.2	10,224	8,490	20.4
Country-risk	—	1	(100.0)	—	—	—
Recovery of written-off assets	(323)	(515)	(37.3)	(1,187)	(999)	18.8
Net loan-loss provisions	3,266	2,898	12.7	9,037	7,491	20.6

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Sep-23	Sep-22	Absolute	%	Dec-22
Commercial bills	49,592	55,936	(6,344)	(11.3)	56,688
Secured loans	561,610	576,932	(15,322)	(2.7)	565,609
Other term loans	297,746	300,343	(2,597)	(0.9)	290,031
Finance leases	37,725	38,998	(1,273)	(3.3)	39,833
Receivable on demand	12,650	12,128	522	4.3	11,435
Credit cards receivable	23,876	22,394	1,482	6.6	22,704
Impaired assets	33,971	33,727	244	0.7	32,888
Gross loans and advances to customers (excl. reverse repos)	1,017,170	1,040,458	(23,288)	(2.2)	1,019,188
Reverse repos	45,244	51,093	(5,849)	(11.4)	39,500
Gross loans and advances to customers	1,062,414	1,091,551	(29,137)	(2.7)	1,058,688
Loan-loss allowances	23,242	24,085	(843)	(3.5)	22,684
Loans and advances to customers	1,039,172	1,067,466	(28,294)	(2.7)	1,036,004

Total funds. Consolidated
EUR million
			Change
	Sep-23	Sep-22	Absolute	%	Dec-22
Demand deposits	661,279	716,428	(55,149)	(7.7)	710,232
Time deposits	294,952	211,002	83,950	39.8	236,099
Mutual funds	203,801	185,855	17,946	9.7	184,054
Customer funds	1,160,032	1,113,285	46,747	4.2	1,130,385
Pension funds	14,149	13,840	309	2.2	14,021
Managed portfolios	35,712	33,053	2,659	8.0	32,184
Repos	78,654	65,635	13,019	19.8	63,391
Total funds	1,288,547	1,225,813	62,734	5.1	1,239,981

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Sep-23	Sep-22	Absolute	%	Dec-22
Capital stock and reserves	121,503	117,231	4,272	3.6	116,956
Attributable profit	8,143	7,316	827	11.3	9,605
Dividends	(2,036)	(1,463)	(573)	39.1	(1,921)
Other retained earnings	(32,937)	(31,705)	(1,232)	3.9	(35,068)
Minority interests	7,183	7,289	(105)	(1.4)	7,416
Goodwill and intangible assets	(18,046)	(17,464)	(582)	3.3	(17,182)
Other deductions	(6,153)	(5,705)	(447)	7.8	(5,604)
Core CET1	77,658	75,499	2,159	2.9	74,202
Preferred shares and other eligible tier 1	8,933	9,015	(82)	(0.9)	8,831
Tier 1	86,591	84,513	2,077	2.5	83,033
Generic funds and eligible tier 2 instruments	16,026	15,260	766	5.0	14,359
Eligible capital	102,617	99,773	2,844	2.9	97,392
Risk-weighted assets	629,012	616,738	12,273	2.0	609,266

CET1 capital ratio	12.3	12.2	0.1		12.2
Tier 1 capital ratio	13.8	13.7	0.1		13.6
Total capital ratio	16.3	16.2	0.1		16.0
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

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Financial information by segment

EUROPE						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	4,222	6.4	5.9	11,787	31.0	32.1
Net fee income	1,084	0.7	0.5	3,328	(3.3)	(3.2)
Gains (losses) on financial transactions [1]	367	182.6	183.1	844	41.1	41.1
Other operating income	91	(23.3)	(23.6)	269	14.4	15.6
Total income	5,765	8.9	8.5	16,228	22.3	23.0
Administrative expenses and amortizations	(2,291)	3.4	2.9	(6,673)	6.0	6.8
Net operating income	3,474	12.9	12.5	9,555	37.0	37.6
Net loan-loss provisions	(662)	2.4	2.0	(1,951)	10.8	10.9
Other gains (losses) and provisions	(361)	(7.2)	(7.6)	(1,266)	11.0	10.8
Profit before tax	2,451	20.0	19.6	6,339	55.5	56.8
Tax on profit	(698)	13.7	13.3	(1,889)	67.9	69.1
Profit from continuing operations	1,753	22.8	22.3	4,450	50.8	52.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,753	22.8	22.3	4,450	50.8	52.1
Non-controlling interests	(113)	39.1	38.6	(274)	138.8	134.3
Profit attributable to the parent	1,640	21.8	21.3	4,176	47.2	48.7

Balance sheet
Loans and advances to customers	571,470	(1.8)	(1.2)	571,470	(6.1)	(6.7)
Cash, central banks and credit institutions	202,956	3.8	4.3	202,956	(18.5)	(18.9)
Debt instruments	107,734	11.2	11.8	107,734	58.6	57.3
Other financial assets	50,633	(1.1)	(1.1)	50,633	(7.0)	(6.7)
Other asset accounts	26,590	5.7	5.9	26,590	(5.7)	(5.9)
Total assets	959,384	0.9	1.4	959,384	(4.8)	(5.3)
Customer deposits	636,381	1.1	1.8	636,381	2.2	1.5
Central banks and credit institutions	111,882	(3.5)	(3.2)	111,882	(37.6)	(37.6)
Marketable debt securities	79,116	4.8	5.5	79,116	8.7	7.8
Other financial liabilities	61,773	3.9	4.0	61,773	(1.7)	(1.6)
Other liabilities accounts	28,126	(3.3)	(3.1)	28,126	3.6	3.2
Total liabilities	917,277	0.9	1.4	917,277	(4.9)	(5.4)
Total equity	42,107	0.8	1.6	42,107	(3.4)	(4.0)

Memorandum items:
Gross loans and advances to customers [2]	552,358	(2.1)	(1.4)	552,358	(6.4)	(7.0)
Customer funds	710,106	1.0	1.6	710,106	1.6	1.0
Customer deposits [3]	608,921	0.9	1.5	608,921	0.5	(0.2)
Mutual funds	101,185	1.6	1.7	101,185	9.0	8.8

Ratios (%), operating means and customers
RoTE	17.28	3.07		14.77	5.63
Efficiency ratio	39.7	(2.1)		41.1	(6.3)
NPL ratio	2.32	(0.04)		2.32	(0.26)
NPL coverage ratio	51.1	0.0		51.1	1.4
Number of employees	67,151	0.5		67,151	3.4
Number of branches	3,095	(0.3)		3,095	(2.1)
Number of total customers (thousands)	46,374	0.9		46,374	2.1
Number of active customers (thousands)	28,534	0.6		28,534	2.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - September 2023

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Financial information by segment

Spain				Q
EUR million
		/ Q2'23		/ 9M'22
Underlying income statement	Q3'23%		9M'23%
Net interest income	1,741	2.4	4,903	56.4
Net fee income	635	(4.0)	2,047	(5.7)
Gains (losses) on financial transactions [1]	225	213.1	557	45.6
Other operating income	77	(41.4)	284	(23.3)
Total income	2,678	4.4	7,791	28.6
Administrative expenses and amortizations	(1,088)	6.1	(3,127)	6.3
Net operating income	1,591	3.3	4,664	49.6
Net loan-loss provisions	(377)	(3.1)	(1,180)	(3.9)
Other gains (losses) and provisions	(201)	(5.0)	(792)	101.9
Profit before tax	1,013	7.7	2,692	79.8
Tax on profit	(291)	6.0	(838)	113.2
Profit from continuing operations	722	8.5	1,854	67.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	722	8.5	1,854	67.9
Non-controlling interests	0	—	0	(96.5)
Profit attributable to the parent	722	8.4	1,854	68.0

Balance sheet
Loans and advances to customers	242,251	(1.6)	242,251	(9.9)
Cash, central banks and credit institutions	121,709	8.8	121,709	(22.4)
Debt instruments	63,389	9.7	63,389	81.7
Other financial assets	46,483	0.4	46,483	(4.2)
Other asset accounts	17,938	2.2	17,938	(3.0)
Total assets	491,769	2.5	491,769	(6.8)
Customer deposits	322,432	2.9	322,432	2.3
Central banks and credit institutions	50,404	4.2	50,404	(46.5)
Marketable debt securities	27,767	2.4	27,767	16.5
Other financial liabilities	54,033	2.2	54,033	(2.0)
Other liabilities accounts	20,169	(2.8)	20,169	6.4
Total liabilities	474,806	2.7	474,806	(6.4)
Total equity	16,963	(0.9)	16,963	(16.5)

Memorandum items:
Gross loans and advances to customers [2]	231,179	(2.7)	231,179	(10.2)
Customer funds	381,026	2.0	381,026	0.6
Customer deposits [3]	305,745	2.3	305,745	(0.5)
Mutual funds	75,281	0.4	75,281	5.3

Ratios (%), operating means and customers
RoTE	17.42	1.64	14.75	7.29
Efficiency ratio	40.6	0.6	40.1	(8.4)
NPL ratio	3.06	(0.05)	3.06	(0.62)
NPL coverage ratio	51.2	0.5	51.2	1.8
Number of employees	26,819	0.5	26,819	0.5
Number of branches	1,881	(0.2)	1,881	(1.7)
Number of total customers (thousands)	14,891	1.4	14,891	5.3
Number of active customers (thousands)	8,229	1.2	8,229	6.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	57

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	1,344	3.4	2.2	3,927	6.3	9.3
Net fee income	97	14.7	13.6	264	(10.6)	(8.1)
Gains (losses) on financial transactions [1]	42	533.6	529.1	49	24.0	27.4
Other operating income	4	—	—	5	257.1	267.0
Total income	1,486	6.9	5.7	4,245	5.3	8.3
Administrative expenses and amortizations	(684)	(0.8)	(2.0)	(2,047)	1.9	4.8
Net operating income	803	14.4	13.3	2,198	8.7	11.7
Net loan-loss provisions	(126)	186.8	186.5	(229)	(2.2)	0.6
Other gains (losses) and provisions	(92)	26.6	25.5	(257)	1.5	4.3
Profit before tax	585	0.0	(1.2)	1,712	11.5	14.6
Tax on profit	(160)	(1.5)	(2.7)	(469)	18.0	21.3
Profit from continuing operations	425	0.5	(0.6)	1,243	9.2	12.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	425	0.5	(0.6)	1,243	9.2	12.3
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	425	0.5	(0.6)	1,243	9.2	12.3

Balance sheet
Loans and advances to customers	248,059	(2.2)	(1.2)	248,059	(3.4)	(4.7)
Cash, central banks and credit institutions	65,857	1.8	2.9	65,857	(3.9)	(5.2)
Debt instruments	9,568	9.8	11.0	9,568	50.8	48.9
Other financial assets	356	(66.9)	(66.6)	356	(59.3)	(59.8)
Other asset accounts	3,300	39.7	41.2	3,300	(21.6)	(22.6)
Total assets	327,140	(1.0)	0.0	327,140	(2.9)	(4.1)
Customer deposits	231,085	(1.1)	0.0	231,085	2.3	1.0
Central banks and credit institutions	32,753	(8.8)	(7.8)	32,753	(32.4)	(33.3)
Marketable debt securities	45,304	4.7	5.8	45,304	1.6	0.3
Other financial liabilities	4,029	29.6	31.0	4,029	24.9	23.3
Other liabilities accounts	1,176	(41.5)	(40.9)	1,176	(23.2)	(24.2)
Total liabilities	314,347	(1.1)	(0.1)	314,347	(2.9)	(4.1)
Total equity	12,794	1.7	2.8	12,794	(3.3)	(4.5)

Memorandum items:
Gross loans and advances to customers [2]	238,316	(1.6)	(0.5)	238,316	(4.1)	(5.3)
Customer funds	227,538	(1.0)	0.0	227,538	1.4	0.1
Customer deposits [3]	220,487	(1.0)	0.1	220,487	1.4	0.1
Mutual funds	7,051	(2.5)	(1.5)	7,051	1.9	0.6

Ratios (%), operating means and customers
RoTE	14.26	0.08		14.00	2.69
Efficiency ratio	46.0	(3.6)		48.2	(1.6)
NPL ratio	1.42	0.10		1.42	0.26
NPL coverage ratio	31.9	0.0		31.9	(0.5)
Number of employees	22,204	0.2		22,204	6.7
Number of branches	444	(0.2)		444	(1.1)
Number of total customers (thousands)	22,506	0.6		22,506	0.8
Number of active customers (thousands)	13,906	0.2		13,906	(0.5)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - September 2023

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Financial information by segment

Portugal				Q
EUR million
		/ Q2'23		/ 9M'22
Underlying income statement	Q3'23%		9M'23%
Net interest income	439	40.0	1,014	96.6
Net fee income	117	5.3	352	(3.7)
Gains (losses) on financial transactions [1]	8	175.2	20	(62.6)
Other operating income	10	0.0	12	0.0
Total income	575	37.2	1,398	49.9
Administrative expenses and amortizations	(137)	3.2	(401)	6.7
Net operating income	438	52.9	997	79.1
Net loan-loss provisions	(25)	20.7	(59)	532.4
Other gains (losses) and provisions	(7)	(84.0)	(48)	103.6
Profit before tax	406	81.9	890	70.0
Tax on profit	(123)	50.5	(285)	75.5
Profit from continuing operations	284	99.9	606	67.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	284	99.9	606	67.5
Non-controlling interests	(1)	68.1	(1)	30.9
Profit attributable to the parent	283	100.0	604	67.6

Balance sheet
Loans and advances to customers	37,027	(2.0)	37,027	(6.6)
Cash, central banks and credit institutions	6,433	(30.6)	6,433	(42.5)
Debt instruments	11,779	49.0	11,779	51.4
Other financial assets	1,111	(2.7)	1,111	(16.4)
Other asset accounts	1,238	(9.8)	1,238	(19.7)
Total assets	57,587	0.2	57,587	(6.3)
Customer deposits	35,524	(2.9)	35,524	(10.0)
Central banks and credit institutions	8,545	0.2	8,545	(17.4)
Marketable debt securities	4,893	22.8	4,893	46.7
Other financial liabilities	376	21.9	376	(15.4)
Other liabilities accounts	4,581	0.9	4,581	(2.6)
Total liabilities	53,919	(0.1)	53,919	(7.5)
Total equity	3,668	5.0	3,668	15.6

Memorandum items:
Gross loans and advances to customers [2]	37,811	(2.4)	37,811	(6.8)
Customer funds	39,596	(2.4)	39,596	(8.3)
Customer deposits [3]	35,524	(2.9)	35,524	(10.0)
Mutual funds	4,072	3.0	4,072	10.3

Ratios (%), operating means and customers
RoTE	31.56	15.03	23.12	9.93
Efficiency ratio	23.8	(7.8)	28.7	(11.6)
NPL ratio	2.48	(0.61)	2.48	(0.55)
NPL coverage ratio	84.6	2.8	84.6	8.3
Number of employees	4,982	0.1	4,982	0.6
Number of branches	376	(0.3)	376	(2.3)
Number of total customers (thousands)	2,903	0.5	2,903	(4.6)
Number of active customers (thousands)	1,811	0.6	1,811	3.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	59

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Financial information by segment

Poland						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	662	6.2	5.3	1,871	31.3	28.8
Net fee income	148	2.7	1.9	437	8.3	6.2
Gains (losses) on financial transactions [1]	31	640.5	722.3	62	(24.7)	(26.2)
Other operating income	(6)	—	—	(25)	(80.6)	(81.0)
Total income	835	6.9	6.0	2,344	31.7	29.2
Administrative expenses and amortizations	(217)	4.8	3.9	(622)	22.0	19.7
Net operating income	617	7.7	6.8	1,722	35.6	33.0
Net loan-loss provisions	(132)	(30.9)	(32.2)	(475)	63.9	60.8
Other gains (losses) and provisions	(60)	(1.8)	(3.0)	(166)	(64.7)	(65.4)
Profit before tax	425	32.5	32.0	1,082	111.3	107.2
Tax on profit	(107)	25.5	25.0	(280)	64.4	61.3
Profit from continuing operations	319	35.0	34.6	802	134.6	130.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	319	35.0	34.6	802	134.6	130.1
Non-controlling interests	(111)	36.4	35.8	(273)	142.4	137.7
Profit attributable to the parent	208	34.3	33.9	529	130.8	126.4

Balance sheet
Loans and advances to customers	31,375	(2.4)	1.7	31,375	7.1	2.2
Cash, central banks and credit institutions	9,264	4.9	9.3	9,264	13.3	8.1
Debt instruments	14,323	7.4	11.8	14,323	25.0	19.2
Other financial assets	613	(0.7)	3.5	613	(35.8)	(38.7)
Other asset accounts	1,897	7.9	12.4	1,897	8.4	3.4
Total assets	57,473	1.4	5.6	57,473	11.3	6.2
Customer deposits	42,227	0.2	4.4	42,227	15.5	10.2
Central banks and credit institutions	4,614	1.4	5.7	4,614	(29.1)	(32.4)
Marketable debt securities	1,152	1.5	5.7	1,152	12.4	7.2
Other financial liabilities	1,396	13.4	18.1	1,396	10.1	5.0
Other liabilities accounts	1,786	20.8	25.8	1,786	17.0	11.6
Total liabilities	51,175	1.3	5.5	51,175	9.2	4.1
Total equity	6,298	2.4	6.7	6,298	32.6	26.5

Memorandum items:
Gross loans and advances to customers [2]	32,273	(2.2)	1.9	32,273	7.3	2.4
Customer funds	46,347	0.5	4.7	46,347	17.3	11.9
Customer deposits [3]	42,227	0.2	4.4	42,227	15.5	10.2
Mutual funds	4,120	3.5	7.8	4,120	39.1	32.8

Ratios (%), operating means and customers
RoTE	20.79	4.39		18.94	8.81
Efficiency ratio	26.0	(0.5)		26.5	(2.1)
NPL ratio	3.63	(0.11)		3.63	0.00
NPL coverage ratio	76.5	2.5		76.5	1.7
Number of employees	10,721	0.4		10,721	2.1
Number of branches	386	(0.8)		386	(5.2)
Number of total customers (thousands)	5,858	1.2		5,858	3.3
Number of active customers (thousands)	4,427	1.0		4,427	3.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - September 2023

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Financial information by segment

Other Europe
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	36	19.8	19.5	73	(68.2)	(67.9)
Net fee income	87	16.0	16.0	228	11.1	12.1
Gains (losses) on financial transactions [1]	61	38.1	38.0	157	284.4	292.6
Other operating income	7	—	—	(7)	98.4	108.0
Total income	191	39.3	39.1	450	(4.5)	(3.4)
Administrative expenses and amortizations	(166)	2.8	2.8	(476)	3.1	3.9
Net operating income	26	—	—	(26)	—	—
Net loan-loss provisions	(3)	18.2	18.9	(8)	—	—
Other gains (losses) and provisions	(1)	(11.3)	(11.4)	(3)	20.5	20.4
Profit before tax	22	—	—	(37)	—	—
Tax on profit	(19)	62.3	62.0	(18)	614.3	787.6
Profit from continuing operations	4	—	—	(55)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	4	—	—	(55)	—	—
Non-controlling interests	(1)	—	—	1	—	—
Profit attributable to the parent	3	—	—	(54)	—	—

Balance sheet
Loans and advances to customers	12,759	2.8	(0.1)	12,759	(7.9)	(0.9)
Cash, central banks and credit institutions	(307)	—	—	(307)	—	—
Debt instruments	8,676	(5.7)	(6.1)	8,676	16.2	17.2
Other financial assets	2,071	(0.4)	(2.9)	2,071	(24.3)	(19.1)
Other asset accounts	2,217	4.4	3.0	2,217	0.3	3.9
Total assets	25,415	(5.1)	(6.8)	25,415	(17.1)	(12.7)
Customer deposits	5,112	40.9	36.1	5,112	(8.9)	(2.7)
Central banks and credit institutions	15,566	(16.0)	(17.1)	15,566	(21.2)	(17.4)
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	1,939	2.0	(0.7)	1,939	(29.7)	(24.9)
Other liabilities accounts	414	35.2	34.1	414	(4.9)	(4.1)
Total liabilities	23,031	(5.5)	(7.1)	23,031	(19.3)	(15.1)
Total equity	2,385	(1.3)	(3.5)	2,385	12.3	19.4

Memorandum items:
Gross loans and advances to customers [2]	12,780	2.8	(0.1)	12,780	(7.8)	(0.9)
Customer funds	15,599	20.7	18.7	15,599	19.7	23.0
Customer deposits [3]	4,938	43.0	37.9	4,938	(7.6)	(0.9)
Mutual funds	10,660	12.5	11.5	10,660	38.6	38.6

Resources
Number of employees	2,425	4.6		2,425	22.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	61

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	2,602	4.8	3.2	7,533	6.1	3.0
Net fee income	560	0.9	(1.4)	1,637	12.9	6.6
Gains (losses) on financial transactions [1]	147	(8.4)	(10.4)	377	202.9	203.6
Other operating income	81	6.1	6.6	261	(24.3)	(19.8)
Total income	3,391	3.5	1.8	9,807	8.7	5.5
Administrative expenses and amortizations	(1,648)	5.6	4.1	(4,707)	11.1	8.0
Net operating income	1,743	1.6	(0.3)	5,100	6.6	3.3
Net loan-loss provisions	(1,077)	49.2	47.4	(2,608)	56.6	52.6
Other gains (losses) and provisions	(37)	(46.7)	(47.1)	(124)	11.8	2.3
Profit before tax	629	(32.0)	(34.1)	2,368	(21.2)	(23.8)
Tax on profit	(73)	(64.3)	(66.7)	(453)	(35.5)	(37.8)
Profit from continuing operations	555	(22.8)	(24.8)	1,915	(16.8)	(19.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	555	(22.8)	(24.8)	1,915	(16.8)	(19.5)
Non-controlling interests	(2)	123.0	185.4	(15)	(51.1)	(56.3)
Profit attributable to the parent	554	(22.9)	(25.0)	1,900	(16.4)	(19.0)

Balance sheet
Loans and advances to customers	178,736	2.1	(0.6)	178,736	(2.9)	1.1
Cash, central banks and credit institutions	41,038	(2.8)	(5.1)	41,038	2.1	1.7
Debt instruments	50,177	1.6	(0.8)	50,177	12.0	12.3
Other financial assets	13,784	6.9	4.5	13,784	(18.7)	(19.9)
Other asset accounts	23,749	4.6	1.8	23,749	(5.5)	(1.0)
Total assets	307,484	1.7	(0.9)	307,484	(1.2)	1.5
Customer deposits	176,230	1.0	(1.6)	176,230	4.6	8.6
Central banks and credit institutions	38,152	2.8	0.5	38,152	4.2	1.7
Marketable debt securities	37,007	(2.4)	(5.1)	37,007	(20.0)	(16.4)
Other financial liabilities	22,778	11.6	9.0	22,778	(7.3)	(8.1)
Other liabilities accounts	7,130	8.8	6.2	7,130	(3.8)	(1.5)
Total liabilities	281,297	1.8	(0.9)	281,297	(0.7)	1.9
Total equity	26,187	1.3	(1.2)	26,187	(5.6)	(2.6)

Memorandum items:
Gross loans and advances to customers [2]	165,443	3.4	0.7	165,443	0.4	4.1
Customer funds	171,587	2.2	(0.5)	171,587	4.9	7.8
Customer deposits [3]	142,679	2.0	(0.7)	142,679	6.8	10.5
Mutual funds	28,909	2.9	0.6	28,909	(3.5)	(3.6)

Ratios (%), operating means and customers
RoTE	8.98	(2.71)		10.37	(1.17)
Efficiency ratio	48.6	1.0		48.0	1.0
NPL ratio	3.83	0.60		3.83	1.05
NPL coverage ratio	78.8	(11.2)		78.8	(23.9)
Number of employees	45,834	0.4		45,834	3.0
Number of branches	1,789	(1.4)		1,789	(3.4)
Number of total customers (thousands)	25,056	0.4		25,056	1.9
Number of active customers (thousands)	14,293	1.2		14,293	1.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - September 2023

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Financial information by segment

United States						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	1,414	(1.5)	(1.5)	4,314	(5.1)	(3.2)
Net fee income	189	(5.4)	(5.4)	579	(1.5)	0.5
Gains (losses) on financial transactions [1]	100	42.9	43.0	215	98.9	102.8
Other operating income	116	27.2	26.8	334	(21.4)	(19.9)
Total income	1,818	1.2	1.2	5,442	(4.0)	(2.0)
Administrative expenses and amortizations	(915)	3.2	3.2	(2,714)	3.0	5.1
Net operating income	903	(0.8)	(0.8)	2,728	(10.0)	(8.2)
Net loan-loss provisions	(764)	74.5	73.8	(1,769)	59.8	63.0
Other gains (losses) and provisions	(21)	(62.1)	(61.7)	(78)	356.2	365.4
Profit before tax	119	(71.6)	(71.2)	881	(53.8)	(52.9)
Tax on profit	80	—	—	(16)	(96.2)	(96.1)
Profit from continuing operations	198	(46.0)	(45.8)	865	(41.9)	(40.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	198	(46.0)	(45.8)	865	(41.9)	(40.8)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	198	(46.0)	(45.8)	865	(41.9)	(40.8)

Balance sheet
Loans and advances to customers	130,594	0.8	(2.2)	130,594	(7.0)	0.3
Cash, central banks and credit institutions	20,129	(3.6)	(6.6)	20,129	9.1	17.7
Debt instruments	23,617	4.3	1.1	23,617	2.8	10.8
Other financial assets	6,063	8.6	5.3	6,063	(5.1)	2.3
Other asset accounts	17,574	2.2	(0.9)	17,574	(12.6)	(5.7)
Total assets	197,977	1.1	(2.0)	197,977	(5.0)	2.5
Customer deposits	123,660	1.2	(1.9)	123,660	(1.4)	6.3
Central banks and credit institutions	15,373	(5.5)	(8.3)	15,373	32.5	42.9
Marketable debt securities	28,693	(2.2)	(5.2)	28,693	(22.0)	(15.8)
Other financial liabilities	10,132	15.7	12.2	10,132	(1.6)	6.2
Other liabilities accounts	3,932	9.5	6.2	3,932	(18.6)	(12.3)
Total liabilities	181,790	0.9	(2.2)	181,790	(3.8)	3.8
Total equity	16,187	3.3	0.1	16,187	(16.6)	(10.0)

Memorandum items:
Gross loans and advances to customers [2]	116,523	2.7	(0.4)	116,523	(3.9)	3.7
Customer funds	108,905	1.1	(2.0)	108,905	(2.2)	5.5
Customer deposits [3]	96,740	1.2	(1.9)	96,740	0.0	7.8
Mutual funds	12,165	0.2	(2.9)	12,165	(16.4)	(9.8)

Ratios (%), operating means and customers
RoTE	5.26	(4.20)		7.42	(2.89)
Efficiency ratio	50.3	1.0		49.9	3.4
NPL ratio	4.24	0.79		4.24	1.32
NPL coverage ratio	73.1	(12.5)		73.1	(29.7)
Number of employees	13,971	(2.0)		13,971	(5.0)
Number of branches	420	(5.2)		420	(13.2)
Number of total customers (thousands)	4,356	(1.2)		4,356	(5.3)
Number of active customers (thousands)	3,996	(0.9)		3,996	(4.9)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	63

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Financial information by segment

Mexico						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	1,186	13.5	9.8	3,213	25.7	12.5
Net fee income	356	3.4	(0.3)	1,019	22.6	9.8
Gains (losses) on financial transactions [1]	48	(47.7)	(50.8)	162	935.2	826.6
Other operating income	(34)	108.7	106.5	(77)	(15.9)	(24.7)
Total income	1,555	6.3	2.6	4,318	30.4	16.7
Administrative expenses and amortizations	(681)	9.4	5.6	(1,845)	25.7	12.6
Net operating income	874	4.0	0.3	2,473	34.1	20.0
Net loan-loss provisions	(312)	9.8	6.1	(834)	50.2	34.5
Other gains (losses) and provisions	(16)	21.1	17.6	(45)	(50.5)	(55.7)
Profit before tax	546	0.6	(3.2)	1,594	33.0	19.1
Tax on profit	(143)	1.0	(2.8)	(415)	41.6	26.8
Profit from continuing operations	404	0.4	(3.3)	1,179	30.2	16.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	404	0.4	(3.3)	1,179	30.2	16.6
Non-controlling interests	(1)	(17.7)	(25.9)	(16)	(48.8)	(54.2)
Profit attributable to the parent	403	0.5	(3.3)	1,163	33.1	19.1

Balance sheet
Loans and advances to customers	48,077	5.8	3.9	48,077	10.4	3.2
Cash, central banks and credit institutions	20,591	(2.0)	(3.7)	20,591	(3.9)	(10.2)
Debt instruments	26,560	(0.7)	(2.4)	26,560	21.7	13.7
Other financial assets	7,590	5.8	4.0	7,590	(26.7)	(31.5)
Other asset accounts	5,850	12.5	10.5	5,850	22.7	14.7
Total assets	108,669	2.9	1.1	108,669	6.6	(0.4)
Customer deposits	52,352	0.7	(1.1)	52,352	22.2	14.2
Central banks and credit institutions	22,592	9.4	7.4	22,592	(9.2)	(15.1)
Marketable debt securities	8,314	(3.1)	(4.8)	8,314	(12.7)	(18.4)
Other financial liabilities	12,519	8.6	6.7	12,519	(11.0)	(16.8)
Other liabilities accounts	3,130	8.1	6.2	3,130	24.1	16.0
Total liabilities	98,907	3.4	1.6	98,907	5.4	(1.5)
Total equity	9,762	(1.5)	(3.2)	9,762	20.4	12.5

Memorandum items:
Gross loans and advances to customers [2]	48,845	5.1	3.3	48,845	12.3	5.0
Customer funds	62,465	4.1	2.3	62,465	20.0	12.2
Customer deposits [3]	45,721	3.8	2.0	45,721	24.8	16.7
Mutual funds	16,744	5.0	3.2	16,744	8.7	1.6

Ratios (%), operating means and customers
RoTE	17.06	(0.74)		17.60	1.01
Efficiency ratio	43.8	1.2		42.7	(1.6)
NPL ratio	2.72	0.12		2.72	0.38
NPL coverage ratio	102.7	(3.5)		102.7	0.0
Number of employees	30,704	1.4		30,704	6.7
Number of branches	1,369	(0.1)		1,369	0.1
Number of total customers (thousands)	20,488	0.7		20,488	3.6
Number of active customers (thousands)	10,140	2.1		10,140	4.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - September 2023

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Financial information by segment

Other North America
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	2	(23.5)	(23.5)	5	—	—
Net fee income	15	35.1	35.1	38	24.2	24.2
Gains (losses) on financial transactions [1]	0	196.2	196.2	(1)	—	—
Other operating income	—	—	—	4	(65.0)	(65.0)
Total income	17	5.4	5.4	47	10.6	10.6
Administrative expenses and amortizations	(51)	1.0	1.0	(148)	8.3	8.3
Net operating income	(34)	(1.1)	(1.1)	(102)	7.2	7.3
Net loan-loss provisions	(2)	256.4	256.4	(4)	37.5	37.5
Other gains (losses) and provisions	0	(78.9)	(78.9)	(1)	(72.5)	(72.4)
Profit before tax	(36)	1.7	1.7	(107)	5.9	5.9
Tax on profit	(10)	(27.7)	(27.2)	(22)	—	—
Profit from continuing operations	(47)	(6.7)	(6.6)	(129)	39.5	39.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(47)	(6.7)	(6.6)	(129)	39.5	39.5
Non-controlling interests	(1)	—	—	1	87.6	87.6
Profit attributable to the parent	(47)	(4.5)	(4.4)	(128)	39.2	39.2

Balance sheet
Loans and advances to customers	64	17.2	17.2	64	12.9	12.9
Cash, central banks and credit institutions	318	(6.4)	(6.4)	318	(1.6)	(1.6)
Debt instruments	0	(46.8)	(46.8)	0	(20.7)	(20.7)
Other financial assets	132	(2.6)	(2.6)	132	(39.1)	(39.1)
Other asset accounts	325	6.8	6.8	325	29.1	29.1
Total assets	838	0.6	0.6	838	(1.1)	(1.1)
Customer deposits	218	8.9	8.9	218	(4.6)	(4.6)
Central banks and credit institutions	187	3.4	3.1	187	48.2	48.4
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	127	(4.6)	(4.6)	127	(37.7)	(37.7)
Other liabilities accounts	67	2.6	2.6	67	11.8	11.8
Total liabilities	600	3.4	3.3	600	(3.2)	(3.1)
Total equity	238	(5.9)	(5.7)	238	4.5	4.5

Memorandum items:
Gross loans and advances to customers [2]	74	17.0	17.0	74	19.8	19.8
Customer funds	218	8.9	8.9	218	(4.6)	(4.6)
Customer deposits [3]	218	8.9	8.9	218	(4.6)	(4.6)
Mutual funds	0	—	—	0	—	—

Resources
Number of employees	1,159	2.8		1,159	14.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	65

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	3,356	1.3	11.7	9,833	0.0	8.2
Net fee income	1,264	2.9	9.5	3,659	9.2	18.1
Gains (losses) on financial transactions [1]	418	3.3	19.8	1,145	15.4	30.0
Other operating income	(435)	38.5	114.3	(996)	75.7	355.9
Total income	4,604	(0.6)	5.7	13,641	0.2	6.2
Administrative expenses and amortizations	(1,798)	(0.7)	8.0	(5,332)	8.0	19.1
Net operating income	2,806	(0.6)	4.3	8,310	(4.2)	(0.7)
Net loan-loss provisions	(1,301)	(0.6)	0.7	(3,841)	5.7	7.0
Other gains (losses) and provisions	(214)	(44.5)	(37.4)	(802)	106.2	189.9
Profit before tax	1,291	14.4	22.4	3,667	(21.2)	(18.6)
Tax on profit	(335)	2.1	5.1	(1,013)	(22.4)	(20.0)
Profit from continuing operations	956	19.5	29.7	2,653	(20.8)	(18.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	956	19.5	29.7	2,653	(20.8)	(18.1)
Non-controlling interests	(85)	(35.7)	(33.5)	(324)	(30.4)	(31.3)
Profit attributable to the parent	871	30.3	42.3	2,329	(19.2)	(15.8)

Balance sheet
Loans and advances to customers	154,600	(1.4)	2.2	154,600	2.5	5.4
Cash, central banks and credit institutions	73,105	21.9	25.1	73,105	29.8	34.4
Debt instruments	66,786	(1.8)	2.1	66,786	12.5	19.3
Other financial assets	22,818	6.1	11.7	22,818	(15.6)	(15.1)
Other asset accounts	19,652	3.3	6.4	19,652	(0.1)	3.8
Total assets	336,961	3.6	7.3	336,961	7.6	11.3
Customer deposits	154,661	5.3	9.3	154,661	7.3	12.9
Central banks and credit institutions	57,024	7.6	11.2	57,024	20.1	21.9
Marketable debt securities	40,608	(2.0)	0.6	40,608	16.9	17.6
Other financial liabilities	46,645	0.8	4.3	46,645	(6.7)	(5.3)
Other liabilities accounts	12,185	4.4	9.1	12,185	2.0	5.0
Total liabilities	311,123	4.0	7.7	311,123	7.9	11.4
Total equity	25,838	(0.9)	3.1	25,838	4.0	9.9

Memorandum items:
Gross loans and advances to customers [2]	162,251	(1.5)	2.0	162,251	2.3	5.1
Customer funds	207,324	5.6	9.8	207,324	8.7	14.6
Customer deposits [3]	137,018	2.2	6.3	137,018	5.5	11.6
Mutual funds	70,307	13.0	17.1	70,307	15.5	20.9

Ratios (%), operating means and customers
RoTE	16.47	3.79		14.81	(5.23)
Efficiency ratio	39.1	0.0		39.1	2.8
NPL ratio	5.71	(0.17)		5.71	0.17
NPL coverage ratio	78.0	0.2		78.0	(6.7)
Number of employees	80,497	(1.1)		80,497	5.9
Number of branches	3,407	(3.8)		3,407	(9.2)
Number of total customers (thousands)	74,830	2.3		74,830	11.1
Number of active customers (thousands)	39,007	1.5		39,007	2.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - September 2023

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Financial information by segment

Brazil						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	2,327	6.7	5.3	6,612	(0.9)	(1.3)
Net fee income	902	5.1	3.6	2,577	6.8	6.5
Gains (losses) on financial transactions [1]	122	(28.1)	(29.9)	418	(24.2)	(24.4)
Other operating income	(15)	—	—	10	(73.2)	(73.3)
Total income	3,336	3.5	2.0	9,616	(0.6)	(0.9)
Administrative expenses and amortizations	(1,138)	1.0	(0.5)	(3,345)	11.2	10.8
Net operating income	2,197	4.8	3.3	6,271	(5.9)	(6.2)
Net loan-loss provisions	(1,121)	(0.8)	(2.3)	(3,284)	3.7	3.4
Other gains (losses) and provisions	(223)	(30.8)	(32.6)	(724)	302.5	301.1
Profit before tax	854	32.5	31.4	2,264	(31.7)	(32.0)
Tax on profit	(191)	(17.6)	(19.1)	(672)	(36.6)	(36.8)
Profit from continuing operations	663	60.5	59.9	1,592	(29.5)	(29.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	663	60.5	59.9	1,592	(29.5)	(29.7)
Non-controlling interests	(59)	0.5	(1.1)	(166)	(28.0)	(28.3)
Profit attributable to the parent	603	70.5	70.1	1,426	(29.6)	(29.9)

Balance sheet
Loans and advances to customers	95,078	0.3	1.0	95,078	3.6	3.8
Cash, central banks and credit institutions	60,076	25.2	26.1	60,076	41.5	41.7
Debt instruments	46,433	(1.0)	(0.2)	46,433	16.5	16.6
Other financial assets	8,597	11.8	12.6	8,597	8.7	8.9
Other asset accounts	14,532	2.1	2.9	14,532	2.7	2.9
Total assets	224,715	6.2	7.0	224,715	14.5	14.7
Customer deposits	106,720	9.8	10.7	106,720	13.5	13.7
Central banks and credit institutions	34,427	9.4	10.2	34,427	31.7	31.9
Marketable debt securities	28,942	(1.3)	(0.5)	28,942	19.5	19.7
Other financial liabilities	30,648	(0.2)	0.5	30,648	4.6	4.8
Other liabilities accounts	7,153	15.6	16.5	7,153	15.3	15.5
Total liabilities	207,891	6.7	7.5	207,891	15.6	15.7
Total equity	16,824	0.2	1.0	16,824	3.4	3.5

Memorandum items:
Gross loans and advances to customers [2]	101,096	0.0	0.8	101,096	3.1	3.3
Customer funds	143,335	9.4	10.2	143,335	13.4	13.5
Customer deposits [3]	89,369	5.6	6.4	89,369	11.8	12.0
Mutual funds	53,966	16.2	17.1	53,966	16.0	16.2

Ratios (%), operating means and customers
RoTE	17.07	7.05		13.72	(6.93)
Efficiency ratio	34.1	(0.8)		34.8	3.7
NPL ratio	6.71	(0.28)		6.71	0.08
NPL coverage ratio	83.0	0.2		83.0	(6.3)
Number of employees	57,722	(1.3)		57,722	7.5
Number of branches	2,662	(4.0)		2,662	(8.3)
Number of total customers (thousands)	64,593	2.0		64,593	11.9
Number of active customers (thousands)	32,027	0.5		32,027	1.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	67

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Financial information by segment

Chile						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	241	(32.5)	(26.9)	968	(32.8)	(34.5)
Net fee income	133	(18.5)	(12.8)	449	31.7	28.4
Gains (losses) on financial transactions [1]	94	(3.5)	2.3	273	52.5	48.7
Other operating income	(3)	—	—	4	—	—
Total income	465	(25.3)	(19.7)	1,694	(12.4)	(14.6)
Administrative expenses and amortizations	(251)	(5.9)	0.1	(771)	4.6	2.0
Net operating income	214	(39.9)	(34.6)	922	(22.9)	(24.9)
Net loan-loss provisions	(84)	(2.7)	4.2	(287)	(1.1)	(3.6)
Other gains (losses) and provisions	9	(40.4)	(35.8)	35	—	—
Profit before tax	140	(51.1)	(46.3)	671	(24.6)	(26.5)
Tax on profit	(29)	(13.6)	(7.8)	(96)	(6.7)	(9.1)
Profit from continuing operations	111	(56.1)	(51.4)	575	(26.9)	(28.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	111	(56.1)	(51.4)	575	(26.9)	(28.8)
Non-controlling interests	(24)	(66.9)	(62.4)	(158)	(32.8)	(34.5)
Profit attributable to the parent	87	(51.8)	(47.0)	417	(24.4)	(26.3)

Balance sheet
Loans and advances to customers	42,874	(6.0)	1.7	42,874	1.6	2.2
Cash, central banks and credit institutions	7,840	19.8	29.5	7,840	(1.7)	(1.1)
Debt instruments	12,681	(5.8)	1.9	12,681	11.3	12.0
Other financial assets	13,651	1.8	10.1	13,651	(27.3)	(26.9)
Other asset accounts	2,979	6.9	15.6	2,979	(14.4)	(13.8)
Total assets	80,025	(2.2)	5.8	80,025	(4.5)	(3.9)
Customer deposits	28,843	(6.3)	1.3	28,843	(2.2)	(1.6)
Central banks and credit institutions	16,331	6.4	15.1	16,331	6.6	7.2
Marketable debt securities	10,889	(4.2)	3.6	10,889	10.6	11.3
Other financial liabilities	14,652	3.8	12.3	14,652	(24.5)	(24.0)
Other liabilities accounts	3,846	(12.4)	(5.3)	3,846	(18.3)	(17.8)
Total liabilities	74,561	(1.9)	6.1	74,561	(5.4)	(4.8)
Total equity	5,464	(5.5)	2.2	5,464	8.2	8.9

Memorandum items:
Gross loans and advances to customers [2]	44,104	(6.0)	1.7	44,104	1.6	2.2
Customer funds	39,001	(4.9)	2.8	39,001	1.5	2.1
Customer deposits [3]	28,552	(6.7)	0.9	28,552	(2.8)	(2.2)
Mutual funds	10,449	0.5	8.7	10,449	15.7	16.4

Ratios (%), operating means and customers
RoTE	9.34	(8.99)		14.05	(7.50)
Efficiency ratio	53.9	11.2		45.5	7.4
NPL ratio	4.90	(0.04)		4.9	0.3
NPL coverage ratio	55.6	(0.6)		55.6	(4.7)
Number of employees	9,828	(1.0)		9,828	0.3
Number of branches	249	(3.9)		249	(17.3)
Number of total customers (thousands)	3,907	4.6		3,907	(2.9)
Number of active customers (thousands)	2,264	3.5		2,264	4.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - September 2023

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Financial information by segment

Argentina						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	629	3.8	69.8	1,767	31.1	236.0
Net fee income	164	13.2	80.3	446	0.2	156.6
Gains (losses) on financial transactions [1]	161	47.6	120.1	356	84.0	371.5
Other operating income	(411)	24.0	93.1	(997)	74.1	346.1
Total income	543	2.7	68.5	1,572	11.2	185.0
Administrative expenses and amortizations	(260)	(4.5)	60.4	(781)	(3.5)	147.3
Net operating income	283	10.4	77.1	791	30.9	235.5
Net loan-loss provisions	(47)	(13.1)	50.3	(143)	35.2	246.4
Other gains (losses) and provisions	(1)	(99.3)	(57.0)	(104)	(44.0)	43.4
Profit before tax	236	82.8	152.5	543	74.2	346.3
Tax on profit	(81)	414.0	439.4	(136)	74.8	347.9
Profit from continuing operations	155	36.6	104.9	407	74.0	345.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	155	36.6	104.9	407	74.0	345.8
Non-controlling interests	(1)	66.8	141.7	(1)	108.4	434.0
Profit attributable to the parent	154	36.5	104.8	406	73.9	345.6

Balance sheet
Loans and advances to customers	6,197	(0.2)	32.1	6,197	(1.9)	151.4
Cash, central banks and credit institutions	2,554	(12.3)	16.0	2,554	(15.5)	116.4
Debt instruments	4,897	(2.6)	28.9	4,897	(8.6)	134.3
Other financial assets	73	83.6	142.9	73	22.0	212.6
Other asset accounts	1,041	1.9	34.8	1,041	(8.4)	134.8
Total assets	14,762	(2.9)	28.4	14,762	(7.1)	138.0
Customer deposits	9,363	(5.6)	24.9	9,363	(16.4)	114.2
Central banks and credit institutions	1,908	9.8	45.3	1,908	91.8	391.4
Marketable debt securities	153	3.4	36.7	153	(7.2)	137.7
Other financial liabilities	927	(3.4)	27.7	927	0.5	157.5
Other liabilities accounts	509	(1.8)	29.9	509	2.8	163.5
Total liabilities	12,860	(3.1)	28.1	12,860	(6.7)	139.1
Total equity	1,902	(1.4)	30.4	1,902	(9.9)	130.8

Memorandum items:
Gross loans and advances to customers [2]	6,369	(0.4)	31.8	6,369	(2.6)	149.6
Customer funds	14,249	(0.4)	31.7	14,249	(7.8)	136.2
Customer deposits [3]	9,362	(5.6)	24.9	9,362	(16.4)	114.1
Mutual funds	4,887	11.2	47.1	4,887	14.9	194.4

Ratios (%), operating means and customers
RoTE	52.95	21.58		39.48	17.66
Efficiency ratio	47.8	(3.6)		49.7	(7.6)
NPL ratio	1.91	(0.02)		1.91	(0.23)
NPL coverage ratio	158.3	(4.8)		158.3	(20.7)
Number of employees	8,168	(0.8)		8,168	(3.4)
Number of branches	337	(6.9)		337	(16.4)
Number of total customers (thousands)	4,757	4.2		4,757	8.7
Number of active customers (thousands)	3,491	10.0		3,491	9.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2023	69

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Financial information by segment

Other South America
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	160	(7.1)	(9.2)	486	28.7	26.0
Net fee income	65	4.7	1.9	187	23.0	21.5
Gains (losses) on financial transactions [1]	42	43.2	39.2	99	42.8	43.5
Other operating income	(6)	44.1	38.4	(13)	175.0	171.1
Total income	261	0.5	(1.9)	759	27.7	25.7
Administrative expenses and amortizations	(149)	3.0	1.1	(434)	14.4	13.4
Net operating income	111	(2.6)	(5.7)	326	51.4	47.0
Net loan-loss provisions	(50)	24.0	21.0	(128)	78.8	74.9
Other gains (losses) and provisions	0	(95.7)	(96.5)	(9)	61.0	56.3
Profit before tax	62	(10.0)	(13.4)	189	36.8	32.4
Tax on profit	(34)	(27.7)	(29.2)	(110)	64.3	61.2
Profit from continuing operations	28	28.9	20.9	79	10.9	6.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	28	28.9	20.9	79	10.9	6.0
Non-controlling interests	(1)	—	—	1	76.6	76.5
Profit attributable to the parent	27	23.1	15.4	80	11.4	6.6

Balance sheet
Loans and advances to customers	10,450	2.5	1.2	10,450	(0.6)	(1.3)
Cash, central banks and credit institutions	2,636	4.9	3.8	2,636	(8.2)	(8.4)
Debt instruments	2,775	6.2	5.5	2,775	2.0	1.4
Other financial assets	497	41.0	38.1	497	76.7	77.0
Other asset accounts	1,101	10.7	10.5	1,101	21.5	21.4
Total assets	17,459	4.7	3.6	17,459	1.0	0.4
Customer deposits	9,735	8.5	7.7	9,735	3.2	2.8
Central banks and credit institutions	4,357	(2.0)	(4.0)	4,357	(13.1)	(14.1)
Marketable debt securities	624	(0.6)	(0.5)	624	19.3	19.7
Other financial liabilities	418	(11.8)	(13.4)	418	13.7	12.6
Other liabilities accounts	677	18.3	18.2	677	24.6	24.6
Total liabilities	15,810	4.8	3.6	15,810	(0.4)	(1.1)
Total equity	1,649	4.2	3.5	1,649	16.9	16.6

Memorandum items:
Gross loans and advances to customers [2]	10,682	2.6	1.4	10,682	(0.3)	(1.0)
Customer funds	10,740	7.6	6.8	10,740	2.8	2.4
Customer deposits [3]	9,735	8.5	7.7	9,735	3.8	3.4
Mutual funds	1,005	(0.7)	(0.9)	1,005	(5.6)	(5.9)

Resources
Number of employees	4,779	0.7		4,779	17.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

70	January - September 2023

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	1,069	5.7	5.3	3,110	2.6	4.6
Net fee income	210	3.5	3.4	604	(3.9)	(3.5)
Gains (losses) on financial transactions [1]	18	(32.5)	(32.7)	76	224.7	227.3
Other operating income	114	54.2	53.6	280	37.4	37.6
Total income	1,411	7.3	7.0	4,069	4.7	6.4
Administrative expenses and amortizations	(652)	(0.4)	(0.7)	(1,967)	6.1	8.1
Net operating income	759	14.9	14.5	2,103	3.4	4.8
Net loan-loss provisions	(225)	1.3	0.7	(640)	49.2	52.6
Other gains (losses) and provisions	(25)	—	—	(25)	6.2	5.5
Profit before tax	509	6.0	5.7	1,437	(9.1)	(8.0)
Tax on profit	(134)	15.1	15.0	(360)	(4.9)	(4.1)
Profit from continuing operations	376	3.1	2.8	1,077	(10.5)	(9.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	376	3.1	2.8	1,077	(10.5)	(9.3)
Non-controlling interests	(74)	(15.3)	(15.3)	(254)	(13.9)	(13.7)
Profit attributable to the parent	302	8.8	8.5	823	(9.4)	(7.8)

Balance sheet
Loans and advances to customers	128,891	2.7	2.6	128,891	9.1	9.6
Cash, central banks and credit institutions	18,786	13.2	12.8	18,786	44.8	45.9
Debt instruments	5,215	(0.5)	(0.1)	5,215	(32.1)	(32.2)
Other financial assets	136	(16.7)	(16.6)	136	(31.3)	(31.4)
Other asset accounts	9,763	5.5	5.5	9,763	22.6	22.9
Total assets	162,791	3.9	3.7	162,791	10.8	11.3
Customer deposits	66,375	7.1	6.9	66,375	15.8	16.4
Central banks and credit institutions	33,234	(13.8)	(13.8)	33,234	(17.7)	(17.6)
Marketable debt securities	42,510	17.6	17.4	42,510	40.6	41.2
Other financial liabilities	2,144	(7.7)	(7.5)	2,144	31.6	31.3
Other liabilities accounts	5,452	6.8	6.7	5,452	14.6	15.1
Total liabilities	149,715	3.9	3.7	149,715	11.5	11.9
Total equity	13,076	3.7	3.5	13,076	3.8	4.5

Memorandum items:
Gross loans and advances to customers [2]	131,400	2.7	2.6	131,400	9.0	9.4
Customer funds	69,775	6.7	6.4	69,775	17.2	17.8
Customer deposits [3]	66,375	7.1	6.9	66,375	15.8	16.4
Mutual funds	3,400	(1.8)	(1.8)	3,400	53.1	53.1

Ratios (%), operating means and customers
RoTE	12.46	0.72		11.35	(1.36)
Efficiency ratio	46.2	(3.6)		48.3	0.7
NPL ratio	2.08	0.05		2.08	(0.11)
NPL coverage ratio	92.2	(2.3)		92.2	(3.4)
Number of employees	16,806	1.1		16,806	4.6
Number of branches	361	(0.6)		361	(1.1)
Number of total customers (thousands)	19,990	1.4		19,990	2.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q3'23	Q2'23%		9M'23	9M'22%
Net interest income	(30)	(42)	(27.4)	(124)	(510)	(75.7)
Net fee income	1	(3)	—	(6)	(3)	104.5
Gains (losses) on financial transactions [1]	(284)	(135)	110.3	(473)	(624)	(24.2)
Other operating income	4	(37)	—	(48)	(29)	68.2
Total income	(308)	(218)	41.7	(650)	(1,165)	(44.2)
Administrative expenses and amortizations	(94)	(95)	(1.0)	(283)	(272)	4.0
Net operating income	(402)	(312)	28.7	(933)	(1,437)	(35.0)
Net loan-loss provisions	(1)	1	—	3	(4)	—
Other gains (losses) and provisions	(30)	(30)	1.4	(104)	(117)	(11.3)
Profit before tax	(433)	(341)	26.8	(1,034)	(1,558)	(33.6)
Tax on profit	(32)	—	—	(50)	(25)	97.4
Profit from continuing operations	(464)	(341)	36.2	(1,084)	(1,583)	(31.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(464)	(341)	36.2	(1,084)	(1,583)	(31.5)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	(464)	(341)	36.2	(1,084)	(1,583)	(31.5)

Balance sheet
Loans and advances to customers	5,474	5,583	(2.0)	5,474	6,104	(10.3)
Cash, central banks and credit institutions	120,548	107,118	12.5	120,548	141,112	(14.6)
Debt instruments	7,743	7,827	(1.1)	7,743	8,194	(5.5)
Other financial assets	1,161	1,003	15.8	1,161	1	—
Other asset accounts	124,803	127,867	(2.4)	124,803	129,286	(3.5)
Total assets	259,730	249,398	4.1	259,730	284,696	(8.8)
Customer deposits	1,239	1,181	4.9	1,239	538	130.0
Central banks and credit institutions	55,404	45,181	22.6	55,404	83,271	(33.5)
Marketable debt securities	102,027	100,538	1.5	102,027	100,982	1.0
Other financial liabilities	1,636	1,284	27.4	1,636	1,491	9.7
Other liabilities accounts	8,747	8,042	8.8	8,747	10,483	(16.6)
Total liabilities	169,052	156,226	8.2	169,052	196,766	(14.1)
Total equity	90,677	93,172	(2.7)	90,677	87,931	3.1

Memorandum items:
Gross loans and advances to customers [2]	5,717	5,623	1.7	5,717	6,107	(6.4)
Customer funds	1,239	1,181	4.9	1,239	538	130.0
Customer deposits [3]	1,239	1,181	4.9	1,239	538	130.0
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,931	1,896	1.8	1,931	1,857	4.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	9,822	3.1	5.2	28,323	9.8	11.9
Net fee income	2,013	2.5	4.8	5,878	2.1	4.5
Gains (losses) on financial transactions [1]	239	—	—	135	(42.6)	(44.1)
Other operating income	(203)	(1.8)	69.8	(480)	318.7	—
Total income	11,871	5.9	7.0	33,857	6.9	8.3
Administrative expenses and amortizations	(4,990)	2.0	4.1	(14,636)	6.2	9.3
Net operating income	6,881	9.0	9.2	19,220	7.3	7.6
Net loan-loss provisions	(3,303)	14.8	15.0	(9,079)	21.6	21.8
Other gains (losses) and provisions	(532)	(29.6)	(26.1)	(2,003)	29.9	39.0
Profit before tax	3,046	13.6	12.8	8,138	(8.6)	(9.3)
Tax on profit	(711)	(4.5)	(4.9)	(2,102)	(7.2)	(6.8)
Profit from continuing operations	2,335	20.5	19.7	6,036	(9.0)	(10.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,335	20.5	19.7	6,036	(9.0)	(10.1)
Non-controlling interests	(207)	(5.9)	(5.3)	(639)	(8.9)	(10.1)
Profit attributable to the parent	2,128	23.9	22.8	5,397	(9.1)	(10.1)
1. Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	950	22.7	33.3	2,562	(2.5)	4.1
Net fee income	531	(4.0)	(1.8)	1,704	12.3	14.8
Gains (losses) on financial transactions [1]	675	(11.7)	(5.1)	2,213	55.9	69.5
Other operating income	(30)	—	—	—	—	—
Total income	2,126	(1.0)	3.0	6,479	16.2	20.8
Administrative expenses and amortizations	(864)	12.0	14.1	(2,374)	16.0	18.3
Net operating income	1,262	(8.2)	(3.3)	4,105	16.3	22.3
Net loan-loss provisions	49	—	—	46	190.7	124.3
Other gains (losses) and provisions	(94)	278.3	286.9	(155)	94.1	89.8
Profit before tax	1,217	(7.8)	(2.7)	3,997	15.3	21.2
Tax on profit	(364)	1.3	2.0	(1,141)	19.4	21.0
Profit from continuing operations	853	(11.2)	(4.4)	2,855	13.8	21.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	853	(11.2)	(4.4)	2,855	13.8	21.3
Non-controlling interests	(49)	(20.5)	(18.9)	(175)	16.8	15.6
Profit attributable to the parent	804	(10.5)	(3.4)	2,680	13.6	21.7
1. Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	454	(0.5)	0.5	1,323	152.1	159.1
Net fee income	319	0.6	3.7	944	(4.0)	(2.3)
Gains (losses) on financial transactions [1]	35	(5.1)	5.4	104	17.3	23.2
Other operating income	66	(13.7)	(20.6)	220	(22.5)	(27.4)
Total income	874	(1.4)	0.0	2,591	37.8	39.0
Administrative expenses and amortizations	(284)	0.5	1.4	(845)	9.4	10.4
Net operating income	590	(2.3)	(0.7)	1,746	57.6	59.0
Net loan-loss provisions	0	(98.9)	(99.6)	16	—	—
Other gains (losses) and provisions	(5)	(57.4)	(56.1)	(40)	54.4	55.0
Profit before tax	585	(3.6)	(2.0)	1,721	61.5	62.9
Tax on profit	(140)	(3.9)	(2.0)	(419)	73.4	77.1
Profit from continuing operations	446	(3.5)	(2.0)	1,303	58.0	58.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	446	(3.5)	(2.0)	1,303	58.0	58.9
Non-controlling interests	(14)	(28.1)	(27.3)	(52)	8.9	7.1
Profit attributable to the parent	432	(2.4)	(0.9)	1,251	61.0	62.1
1. Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q2'23		/	9M'22
Underlying income statement	Q3'23%		% excl. FX	9M'23%		% excl. FX
Net interest income	24	8.3	6.7	55	397.0	396.2
Net fee income	255	11.8	11.1	701	14.8	12.4
Gains (losses) on financial transactions [1]	1	—	—	(10)	98.1	91.2
Other operating income	18	(42.3)	(42.2)	73	92.1	88.9
Total income	298	7.6	6.9	820	25.2	22.6
Administrative expenses and amortizations	(251)	(15.0)	(14.6)	(823)	13.1	12.2
Net operating income	48	—	—	(4)	(94.8)	(94.1)
Net loan-loss provisions	(10)	70.0	68.3	(23)	(5.4)	(5.6)
Other gains (losses) and provisions	(6)	(38.9)	(40.0)	(19)	17.9	16.1
Profit before tax	31	—	—	(45)	(60.0)	(57.0)
Tax on profit	(25)	78.4	77.3	(54)	5.3	1.8
Profit from continuing operations	6	—	—	(99)	(39.8)	(37.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	6	—	—	(99)	(39.8)	(37.4)
Non-controlling interests	(3)	—	—	(2)	(78.8)	(79.4)
Profit attributable to the parent	3	—	—	(101)	(41.5)	(39.5)
1. Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the section "Financial information by segment", relative to the primary and secondary segments, results are only presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-September 2023
	Statutory results	Adjustments	Underlying results
Net interest income	32,139	—	32,139
Net fee income	9,222	—	9,222
Gains (losses) on financial transactions [1]	1,969	—	1,969
Other operating income	(459)	224	(235)
Total income	42,871	224	43,095
Administrative expenses and amortizations	(18,961)	—	(18,961)
Net operating income	23,910	224	24,134
Net loan-loss provisions	(9,511)	474	(9,037)
Other gains (losses) and provisions	(1,862)	(459)	(2,321)
Profit before tax	12,537	239	12,776
Tax on profit	(3,552)	(213)	(3,765)
Profit from continuing operations	8,985	26	9,011
Net profit from discontinued operations	—	—	—
Consolidated profit	8,985	26	9,011
Non-controlling interests	(842)	(26)	(868)
Profit attributable to the parent	8,143	—	8,143
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
2.	Provisions to strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-September 2022
	Statutory results	Adjustments	Underlying results
Net interest income	28,460	—	28,460
Net fee income	8,867	—	8,867
Gains (losses) on financial transactions [1]	1,115	—	1,115
Other operating income	152	35	187
Total income	38,594	35	38,629
Administrative expenses and amortizations	(17,595)	—	(17,595)
Net operating income	20,999	35	21,034
Net loan-loss provisions	(7,778)	287	(7,491)
Other gains (losses) and provisions	(1,460)	(322)	(1,782)
Profit before tax	11,761	—	11,761
Tax on profit	(3,538)	—	(3,538)
Profit from continuing operations	8,223	—	8,223
Net profit from discontinued operations	—	—	—
Consolidated profit	8,223	—	8,223
Non-controlling interests	(907)	—	(907)
Profit attributable to the parent	7,316	—	7,316
1. Includes exchange differences.

Explanation of adjustments:
Mainly, payment holidays in Poland.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk- weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk-weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency [1,2]	Q3'23	Q2'23	9M'23	9M'22
(EUR million and %)
RoE	12.28%	11.56%	11.75%	10.86%
Profit attributable to the parent	11,609	10,680	10,858	9,755
Average stockholders' equity (excluding minority interests)	94,527	92,383	92,421	89,854

RoTE	15.49%	14.61%	14.83%	13.57%
Profit attributable to the parent	11,609	10,680	10,858	9,755
(+) Goodwill impairment	—	—	—	—
Profit attributable to the parent (excluding goodwill impairment)	11,609	10,680	10,858	9,755
Average stockholders' equity (excluding minority interests)	94,527	92,383	92,421	89,854
(-) Average intangible assets	19,576	19,282	19,226	17,967
Average stockholders' equity (excl. minority interests) - intangible assets	74,951	73,101	73,195	71,887

RoA	0.71%	0.67%	0.68%	0.64%
Consolidated profit	12,702	11,883	12,014	10,964
Average total assets	1,784,465	1,766,099	1,764,293	1,702,210

RoRWA	2.02%	1.90%	1.93%	1.82%
Consolidated profit	12,702	11,883	12,014	10,964
Average risk-weighted assets	630,034	624,529	623,352	603,483

Efficiency ratio	43.6%	44.3%	44.0%	45.5%
Underlying operating expenses	6,482	6,334	18,961	17,595
Operating expenses	6,482	6,334	18,961	17,595
Net capital gains and provisions impact on operating expenses	—	—	—	—
Underlying total income	14,861	14,299	43,095	38,629
Total income	14,861	14,088	42,871	38,594
Net capital gains and provisions impact on total income	—	211	224	35
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
(EUR million and %)
	9M'23			9M'22
	%	Operating expenses	Total income	%	Operating expenses	Total income
Europe	41.1	6,673	16,228	47.4	6,296	13,273
Spain	40.1	3,127	7,791	48.5	2,941	6,058
United Kingdom	48.2	2,047	4,245	49.8	2,008	4,031
Portugal	28.7	401	1,398	40.3	376	933
Poland	26.5	622	2,344	28.6	510	1,780
North America	48.0	4,707	9,807	47.0	4,239	9,021
US	49.9	2,714	5,442	46.5	2,635	5,667
Mexico	42.7	1,845	4,318	44.3	1,467	3,312
South America	39.1	5,332	13,641	36.3	4,935	13,613
Brazil	34.8	3,345	9,616	31.1	3,009	9,671
Chile	45.5	771	1,694	38.1	737	1,934
Argentina	49.7	781	1,572	57.3	809	1,413
Digital Consumer Bank	48.3	1,967	4,069	47.7	1,853	3,887

RoTE
(EUR million and %)
	9M'23			9M'22
	%	Profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	14.77	5,568	37,690	9.15	3,783	41,351
Spain	14.75	2,472	16,764	7.46	1,472	19,731
United Kingdom	14.00	1,658	11,838	11.31	1,517	13,414
Portugal	23.12	806	3,484	13.20	481	3,642
Poland	18.94	705	3,724	10.12	306	3,018
North America	10.37	2,533	24,421	11.54	3,028	26,237
US	7.42	1,153	15,545	10.31	1,986	19,259
Mexico	17.60	1,551	8,808	16.59	1,165	7,022
South America	14.81	3,106	20,973	20.04	3,845	19,191
Brazil	13.72	1,902	13,856	20.65	2,703	13,085
Chile	14.05	556	3,953	21.56	735	3,410
Argentina	39.48	542	1,372	21.82	311	1,428
Digital Consumer Bank	11.35	1,097	9,666	12.71	1,210	9,522

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired.

Credit risk (I)	Sep-23	Jun-23	Sep-22
(EUR million and %)
NPL ratio	3.13%	3.07%	3.08%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,558	34,949	35,600
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,682	33,045	33,468
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	288	251	258
Customer guarantees and customer commitments granted classified in stage 3	1,577	1,643	1,865
Doubtful exposure of loans and advances to customers at fair value through profit or loss	11	10	9
Total risk	1,135,383	1,137,823	1,156,548
Impaired and non-impaired gross loans and advances to customers	1,062,413	1,068,190	1,091,551
Impaired and non-impaired customer guarantees and customer commitments granted	72,970	69,633	64,997

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Alternative performance measures

Credit risk (II)	Sep-23	Jun-23	Sep-22
(EUR million and %)
Total coverage ratio	68%	68%	70%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,019	23,902	24,813
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	23,242	23,146	24,084
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	777	756	729
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,558	34,949	35,600
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,682	33,045	33,468
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	288	251	258
Customer guarantees and customer commitments granted classified in stage 3	1,577	1,643	1,865
Doubtful exposure of loans and advances to customers at fair value through profit or loss	11	10	9

Cost of risk	1.13%	1.08%	0.86%
Underlying allowances for loan-loss provisions over the last 12 months	12,055	11,545	8,954
Allowances for loan-loss provisions over the last 12 months	12,529	12,019	9,241
Net capital gains and provisions impact in allowances for loan-loss provisions	-474	-474	-287
Average loans and advances to customers over the last 12 months	1,064,199	1,070,729	1,037,288

NPL ratio
(EUR million and %)
	9M'23			9M'22
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	2.32	14,490	625,391	2.58	16,918	656,979
Spain	3.06	8,602	280,849	3.69	11,251	305,299
United Kingdom	1.42	3,540	249,715	1.16	3,000	258,402
Portugal	2.48	983	39,620	3.03	1,281	42,267
Poland	3.63	1,334	36,743	3.63	1,190	32,795
North America	3.83	7,481	195,162	2.79	5,541	198,786
US	4.24	6,025	142,048	2.92	4,416	150,986
Mexico	2.72	1,443	53,039	2.34	1,118	47,738
South America	5.71	10,140	177,479	5.54	9,627	173,642
Brazil	6.71	7,472	111,283	6.63	7,168	108,078
Chile	4.90	2,299	46,901	4.63	2,147	46,367
Argentina	1.91	122	6,391	2.13	141	6,607
Digital Consumer Bank	2.08	2,746	131,780	2.20	2,659	121,028

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Alternative performance measures

NPL coverage ratio
(EUR million and %)
	9M'23			9M'22
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	51.1	7,405	14,490	49.7	8,409	16,918
Spain	51.2	4,401	8,602	49.3	5,549	11,251
United Kingdom	31.9	1,130	3,540	32.4	973	3,000
Portugal	84.6	831	983	76.3	977	1,281
Poland	76.5	1,021	1,334	74.8	890	1,190
North America	78.8	5,895	7,481	102.7	5,691	5,541
US	73.1	4,403	6,025	102.8	4,537	4,416
Mexico	102.7	1,482	1,443	102.7	1,149	1,118
South America	78.0	7,913	10,140	84.7	8,154	9,627
Brazil	83.0	6,199	7,472	89.2	6,395	7,168
Chile	55.6	1,279	2,299	60.3	1,295	2,147
Argentina	158.3	193	122	179.0	252	141
Digital Consumer Bank	92.2	2,532	2,746	95.6	2,543	2,659

Cost of risk
(EUR million and %)
	9M'23			9M'22
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.44	2,587	590,431	0.36	2,176	609,518
Spain	0.62	1,570	252,210	0.71	1,861	263,016
United Kingdom	0.12	311	254,207	0.02	56	274,222
Portugal	0.17	66	39,191	-0.12	-48	40,279
Poland	1.98	625	31,536	1.07	329	30,605
North America	1.91	3,480	182,400	1.12	1,780	158,691
US	1.77	2,406	136,256	0.87	1,076	123,021
Mexico	2.34	1,067	45,640	1.86	702	37,782
South America	3.30	5,250	159,098	3.11	4,500	144,807
Brazil	4.67	4,535	97,153	4.46	3,900	87,517
Chile	0.87	395	45,537	0.87	366	41,884
Argentina	4.09	169	4,143	2.88	158	5,497
Digital Consumer Bank	0.60	755	126,125	0.43	507	117,554

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
1. Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others	Sep-23	Jun-23	Sep-23	Sep-22
(EUR million and %)
TNAV (tangible book value) per share	4.61	4.57		4.31
Tangible book value	74,561	73,941		72,235
Number of shares excl. treasury stock (million)	16,176	16,170		16,773

Price / Tangible book value per share (X)	0.79	0.74		0.56
Share price (euros)	3.619	3.385		2.398
TNAV (tangible book value) per share	4.61	4.57		4.31

Loan-to-deposit ratio	100%	103%		107%
Net loans and advances to customers	1,039,172	1,045,044		1,067,466
Customer deposits	1,034,885	1,013,778		993,065

	Q3'23	Q2'23	9M'23	9M'22
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	854	861	2,486	1,966
Profit after tax	450	459	1,303	820
Net fee income net of tax	404	402	1,183	1,146

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Alternative performance measures
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 9M 2023 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2023 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M'23	9M'22	Sep-23	Jun-23	Sep-22
US dollar	1.083	1.062	1.058	1.091	0.981
Pound sterling	0.870	0.847	0.867	0.858	0.878
Brazilian real	5.420	5.440	5.295	5.255	5.286
Mexican peso	19.251	21.506	18.392	18.719	19.678
Chilean peso	889.030	911.870	945.192	874.022	939.402
Argentine peso	254.654	126.972	370.374	279.984	144.538
Polish zloty	4.581	4.670	4.621	4.436	4.843
Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary segments, the changes in operating expenses, as well as the changes excluding the exchange rate effect, and the changes of the latter excluding the effect of average inflation over the last twelve months. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions, as the weighted average of each country comprising the region's inflation rate, weighted by each country's operating expenses in the region. The table below shows the cost changes in constant euros, the average inflation rates calculated as indicated and the cost changes in real terms, i.e. in constant euros and excluding average inflation of the last twelve months.

Operating expenses: % change year-on-year
	In constant EUR	Average inflation last 12 months	In real terms
Europe	6.8	7.0	-0.2
Spain	6.3	4.4	1.9
United Kingdom	4.8	9.0	-4.2
Portugal	6.7	6.4	0.3
Poland	19.7	14.3	5.4
North America	8.0	5.7	2.3
US	5.1	5.1	0.0
Mexico	12.6	6.5	6.1
South America	19.1	21.4	-2.2
Brazil	10.8	4.9	5.8
Chile	2.0	9.8	-7.8
Argentina	147.3	108.0	39.3
Digital Consumer Bank	8.1	7.3	0.8
Total Group	10.4	10.9	-0.5

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Alternative performance measures

ESG indicators
Metric	Definition	Sep-23
Green finance raised and facilitated (EUR mn)	Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise.	105,900
Sustainable Responsible Investments AuMs (EUR mn)	Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those countries where SFDR does not apply (mainly Latin America).	64,000

Note: Not taxonomy.

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT

NOTE:	The following financial information for the first nine months of 2023 and 2022 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

As a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group has performed retrospectively a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Sep-23	Dec-22	Sep-22
Cash, cash balances at central banks and other deposits on demand	217,057	223,073	246,533
Financial assets held for trading	201,226	156,118	179,775
Non-trading financial assets mandatorily at fair value through profit or loss	6,104	5,713	5,788
Financial assets designated at fair value through profit or loss	9,650	8,989	9,674
Financial assets at fair value through other comprehensive income	86,029	85,239	87,915
Financial assets at amortized cost	1,187,206	1,147,044	1,173,274
Hedging derivatives	7,234	8,069	11,586
Changes in the fair value of hedged items in portfolio hedges of interest risk	(3,151)	(3,749)	(5,510)
Investments	7,819	7,615	7,805
Joint ventures entities	2,026	1,981	2,055
Associated entities	5,793	5,634	5,750
Assets under insurance or reinsurance contracts	233	308	307
Tangible assets	34,449	34,073	35,662
Property, plant and equipment	33,395	33,044	34,553
For own-use	13,575	13,489	13,613
Leased out under an operating lease	19,820	19,555	20,940
Investment property	1,054	1,029	1,109
Of which : Leased out under an operating lease	889	804	848
Intangible assets	19,635	18,645	18,789
Goodwill	14,072	13,741	14,138
Other intangible assets	5,563	4,904	4,651
Tax assets	30,646	29,987	29,517
Current tax assets	9,620	9,200	8,222
Deferred tax assets	21,026	20,787	21,295
Other assets	9,615	10,082	10,971
Insurance contracts linked to pensions	90	104	109
Inventories	8	11	8
Other	9,517	9,967	10,854
Non-current assets held for sale	3,092	3,453	3,706
TOTAL ASSETS	1,816,844	1,734,659	1,815,792

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Sep-23	Dec-22	Sep-22
Financial liabilities held for trading	143,986	115,185	132,563
Financial liabilities designated at fair value through profit or loss	39,602	40,268	28,864
Financial liabilities at amortized cost	1,468,719	1,423,858	1,493,298
Hedging derivatives	8,758	9,228	11,372
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(217)	(117)	(110)
Liabilities under insurance or reinsurance contracts	17,177	16,426	16,512
Provisions	8,369	8,149	8,341
Pensions and other post-retirement obligations	2,232	2,392	2,469
Other long term employee benefits	795	950	991
Taxes and other legal contingencies	2,637	2,074	2,086
Contingent liabilities and commitments	777	734	729
Other provisions	1,928	1,999	2,066
Tax liabilities	10,586	9,468	10,441
Current tax liabilities	4,180	3,040	3,330
Deferred tax liabilities	6,406	6,428	7,111
Other liabilities	16,967	14,609	15,199
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,713,947	1,637,074	1,716,480

EQUITY
Shareholders' equity	128,718	124,732	123,340
Capital	8,092	8,397	8,397
Called up paid capital	8,092	8,397	8,397
Unpaid capital which has been called up	—	—	—
Share premium	44,373	46,273	46,273
Equity instruments issued other than capital	712	688	681
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	712	688	681
Other equity	196	175	176
Accumulated retained earnings	74,115	66,702	66,701
Revaluation reserves	—	—	—
Other reserves	(5,574)	(5,454)	(5,171)
(-) Own shares	(28)	(675)	(54)
Profit attributable to shareholders of the parent	8,143	9,605	7,316
(-) Interim dividends	(1,311)	(979)	(979)
Other comprehensive income (loss)	(34,522)	(35,628)	(32,316)
Items not reclassified to profit or loss	(4,974)	(4,635)	(3,999)
Items that may be reclassified to profit or loss	(29,548)	(30,993)	(28,317)
Non-controlling interest	8,701	8,481	8,288
Other comprehensive income	(1,692)	(1,856)	(1,958)
Other items	10,393	10,337	10,246
TOTAL EQUITY	102,897	97,585	99,312
TOTAL LIABILITIES AND EQUITY	1,816,844	1,734,659	1,815,792

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	289,742	274,075	292,313
Financial guarantees granted	15,605	12,856	13,071
Other commitments granted	112,854	92,672	95,887

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	9M'23	9M'22
Interest income	78,142	50,318
Financial assets at fair value through other comprehensive income	5,418	3,211
Financial assets at amortized cost	57,973	42,381
Other interest income	14,751	4,726
Interest expense	(46,003)	(21,858)
Interest income/ (charges)	32,139	28,460
Dividend income	474	422
Income from companies accounted for using the equity method	462	501
Commission income	12,447	11,886
Commission expense	(3,225)	(3,019)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	88	326
Financial assets at amortized cost	—	7
Other financial assets and liabilities	88	319
Gain or losses on financial assets and liabilities held for trading, net	555	1,151
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	555	1,151
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	38	1
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	38	1
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	287	965
Gain or losses from hedge accounting, net	96	102
Exchange differences, net	905	(1,430)
Other operating income	587	1,068
Other operating expenses	(2,012)	(1,981)
Income from assets under insurance and reinsurance contracts	542	2,081
Expenses from liabilities under insurance and reinsurance contracts	(512)	(1,939)
Total income	42,871	38,594
Administrative expenses	(16,556)	(15,360)
Staff costs	(10,080)	(9,125)
Other general and administrative expenses	(6,476)	(6,235)
Depreciation and amortization	(2,405)	(2,235)
Provisions or reversal of provisions, net	(1,989)	(1,305)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(9,477)	(7,836)
Financial assets at fair value through other comprehensive income	(20)	(6)
Financial assets at amortized cost	(9,457)	(7,830)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(129)	(86)
Tangible assets	(77)	(35)
Intangible assets	(40)	(39)
Others	(12)	(12)
Gain or losses on non-financial assets and investments, net	280	2
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(58)	(13)
Operating profit/(loss) before tax	12,537	11,761
Tax expense or income from continuing operations	(3,552)	(3,538)
Profit/(loss) for the period from continuing operations	8,985	8,223
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	8,985	8,223
Profit attributable to non-controlling interests	842	907
Profit/(loss) attributable to the parent	8,143	7,316

Earnings/(losses) per share
Basic	0.48	0.41
Diluted	0.48	0.41

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•APS: Amherst Pierpont Securities
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account
•MDA: Maximum Distributable Amount
•mn: Million
•NII: Net Interest Income
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•PoS: Point of Sale
•pp: percentage points
•QoQ: Quarter-on-quarter
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•TPV: Total payments volume
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance
•YoY: Year-on-year

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q3 2023 Financial Report, published on 25 October 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity

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Important Information
and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

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Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 25 October 2023	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer